                                                                  Filed Pursuant



                                                               to Rule 424(b)(4)



                                                              File No. 333-46847


                                3,000,000 SHARES

   [LOGO]

                                  COMMON STOCK
                                 --------------

    Of the 3,000,000 shares of Common Stock offered hereby, 2,775,000 shares are being sold by STB Systems, Inc. ("STB" or the "Company") and 225,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "STBI." On March 19, 1998, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $22.00 per share. See "Price Range of Common Stock and Dividend Policy."


          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                                       PROCEEDS TO
                                             PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                              PUBLIC          DISCOUNTS (1)        COMPANY (2)         SHAREHOLDERS
Per Share.............................        $22.00              $1.18               $20.82              $20.82
Total (3).............................     $66,000,000          $3,540,000         $57,775,500          $4,684,500


(1) See "Underwriting," for information concerning indemnification of the Underwriters and other information.


(2) Before deducting expenses of this offering payable by the Company estimated at $450,000.



(3) The Company and certain Selling Shareholders have granted options to the Underwriters, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such over-allotment options in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $75,900,000, $4,071,000, $62,460,000 and $9,369,000, respectively. See
    "Underwriting."

                            ------------------------


    The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares will be made against payment on or about March 25, 1998, at the office of CIBC Oppenheimer Corp., CIBC Oppenheimer Tower, World Financial Center, New York, New York 10281.

                              -------------------

CIBC OPPENHEIMER

    HAMBRECHT & QUIST

         HOAK BREEDLOVE WESNESKI & CO.

             THE BUCKINGHAM RESEARCH GROUP, INCORPORATED


                 The date of this Prospectus is March 20, 1998.

                                   [GRAPHICS]

    [Inside Front Cover Graphics: Pictured is a PC monitor with colorful graphics and a multimedia accelerator subsystem overlaid over a background of the Company's manufacturing operations. Included in the graphics are references to a number of STB's product functionalities, including "Performance Acceleration," "3D Acceleration," "2D Acceleration," "Professional Acceleration," "Multimedia Acceleration" and "Convergence Technologies." Set forth below the foregoing is a representative set of logos of a number of product awards won by the Company from various industry publications, followed by the Company's logo.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY), OR THEIR RESPECTIVE AFFILIATES, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "THE COMPANY" OR "STB" WHEN USED IN THIS PROSPECTUS REFERS TO STB SYSTEMS, INC., A TEXAS CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES AND PRIOR AFFILIATES. ALL REFERENCES IN THIS PROSPECTUS TO THE COMMON STOCK OF THE COMPANY GIVE EFFECT TO A THREE-FOR-TWO STOCK SPLIT OF THE SHARES OF COMMON STOCK EFFECTED IN THE FORM OF A STOCK DIVIDEND ON FEBRUARY 20, 1998. PROSPECTIVE INVESTORS ARE URGED TO REVIEW CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "PROSPECTUS" WHEN USED IN THIS DOCUMENT INCLUDES THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

                                  THE COMPANY

    STB designs, manufactures and sells multimedia subsystems and specialized technology products, primarily for use in desktop PCs. These products supplement a PC's central processing unit to enhance multimedia performance and accelerate the computationally intensive operations and processing requirements necessary to perform advanced multimedia applications. The Company focuses primarily on the sale of its products to major OEMs, and works closely with its component suppliers and OEM customers to develop products that are responsive to technological trends and consumer demand. STB manufactures substantially all of its products at its ISO 9002 certified facility in Juarez, Mexico, which the Company believes enables it to respond more quickly to changing customer needs, maintain product quality and achieve economies of scale.

    The Company's multimedia subsystem product line includes a wide selection of multimedia accelerator subsystems (also referred to as "graphics add-in cards") designed primarily for use in mid to high-end PCs. STB's multimedia accelerator subsystems enable users to take advantage of true-color graphics, 3D and other video features found in the latest PC operating systems (such as Microsoft Windows 95 and Windows NT) and in multimedia applications. The Company sells its multimedia subsystem products to major OEMs and, to a lesser extent, to commercial customers, such as retailers, distributors and direct-mail companies. The Company is broadening its relationships with OEMs beyond the sale of multimedia accelerator subsystems to include the sale of other complementary multimedia subsystems, such as DVD decoder subsystems, PC/TV convergence subsystems and sound cards, and is evaluating the production of motherboards that incorporate multimedia capabilities. Sales of multimedia subsystems to OEMs represented approximately 85% and 79% of the Company's total net sales for the 1998 first fiscal quarter and the fiscal year ended October 31, 1997, respectively. STB's OEM and commercial customers include Gateway 2000, Dell, Compaq, IBM, Best Buy, CompUSA, Tech Data Corporation, Ingram Micro, Inc. and Merisel, Inc.

    STB's specialized technology products include products designed to enable a single computer to control the display of up to 32 monitors and a recently introduced line of flat panel display products. These products apply proprietary software and hardware designs to industry standard components to deliver solutions tailored to customers' needs. STB sells its specialized technology products primarily to resellers, the workstation groups of OEMs and corporate customers for specialized applications in the financial services, hospitality, factory automation, transportation and emergency response industries. Customers for STB's specialized technology products include Reuters Limited, Compaq and LodgeNet Entertainment Corporation.

    STB increased unit sales volumes in each year from fiscal 1993 through fiscal 1997 and revenues from $39.2 million in fiscal 1993 to $199.5 million in fiscal 1997. The Company has reported nine consecutive quarters of record net income. STB believes it is currently one of the world's largest independent suppliers of multimedia accelerator subsystems and multi-monitor products.

    The Company's principal offices are located at 1651 North Glenville Drive, Richardson, Texas 75081 and its telephone number is (972) 234-8750. The Company's World Wide Web home page is located at "http:\\www.stb.com". Information contained in the Company's website does not constitute, and shall not be deemed to constitute, part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company.......................  2,775,000 shares

Common Stock offered by the Selling Shareholders..........  225,000 shares

Common Stock to be outstanding after
 the offering.............................................  13,239,862 shares(1)

Use of proceeds...........................................  To reduce indebtedness and for general
                                                            corporate purposes

Nasdaq National Market symbol.............................  STBI

------------------------------

(1) Based on the number of shares outstanding as of January 31, 1998. Excludes
    (i) 2,014,500 shares of Common Stock reserved for issuance under the Company's 1995 Long Term Incentive Plan (the "Incentive Plan"), of which options to purchase 1,881,977 shares of Common Stock were outstanding with a weighted average exercise price of $8.85 per share, (ii) 225,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan for Non-Employee Directors (the "Director Plan"), of which options to purchase 56,250 shares of Common Stock were outstanding with a weighted average exercise price of $5.33 per share, and (iii) 410,570 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Option Purchase Plan (the "Employee Plan"). The Board of Directors of the Company proposes to submit for shareholder approval at the next annual meeting of shareholders a proposal to increase the number of shares of Common Stock to be reserved for issuance under the Incentive Plan. See "Management--1995 Long Term Incentive Plan."

    The STB logo is a registered trademark of the Company. STB owns common law trademark rights for Channel, Glyder, Lightspeed, Mediator, MVP, Nitro, Powergraph, Soundrage, STB Vision, Velocity, Video Rage and Wave Up. This Prospectus also includes trademarks, service marks and tradenames of companies other than the Company, which are the property of their respective owners.

                            ------------------------

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "INTENDS," "PLANS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS SET FORTH HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE CAUTIONARY STATEMENTS SET FORTH UNDER THE CAPTIONS "RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                                                                            THREE MONTHS
                                                           FISCAL YEAR ENDED OCTOBER 31,                 ENDED JANUARY 31,
                                              --------------------------------------------------------  --------------------
                                                1993       1994        1995        1996        1997       1997       1998
                                              ---------  ---------  ----------  ----------  ----------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales.................................  $  39,236  $  89,836  $  129,603  $  180,155  $  199,485  $  48,092  $  78,758
  Gross profit..............................      8,510     16,623      19,474      35,276      50,046     10,633     16,216
  Income from operations....................        786      4,109       3,146      10,376      17,900      3,726      6,219
  Net income(1).............................  $     560  $   3,521  $    1,998  $    6,077  $   10,770  $   2,252  $   3,805
  Net income per share (1)(2)(3):
    Basic...................................  $    0.10  $    0.63  $     0.23  $     0.60  $     1.05  $    0.22  $    0.36
    Diluted.................................  $    0.10  $    0.63  $     0.23  $     0.59  $     0.97  $    0.21  $    0.33
  Weighted average shares outstanding
    (1)(2)(3):
    Basic...................................      5,625      5,625       8,818      10,159      10,298     10,159     10,462
    Diluted.................................      5,625      5,625       8,851      10,309      11,147     10,731     11,389

                                                                                                                  AS OF
                                                                                                               JANUARY 31,
                                                                                                                  1998
                                                                                                               -----------
                                                                                                                 ACTUAL
                                                                                                               -----------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................................................................................  $    35,801
  Total assets...............................................................................................      115,767
  Short-term borrowings, including current portion of long-term liabilities..................................       23,589
  Long-term liabilities, net of current portion..............................................................        2,538
  Total shareholders' equity.................................................................................       47,363


                                                                                                                   AS

                                                                                                               ADJUSTED(4)

                                                                                                               -----------

CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................................................................................   $  93,127

  Total assets...............................................................................................     150,093

  Short-term borrowings, including current portion of long-term liabilities..................................         589

  Long-term liabilities, net of current portion..............................................................       2,538

  Total shareholders' equity.................................................................................     104,689



------------------------------

(1) Prior to the Company's initial public offering in February 1995, the Company had been treated for federal and certain state income tax purposes as an S corporation. As a result, the income of the Company for federal and certain state income tax purposes was included in the income tax returns of the Company's shareholders (the "Founding Shareholders"). Accordingly, prior to February 21, 1995, no recognition of federal and certain state income taxes was included in the Company's net income and net income per share. Therefore, net income and net income per share for fiscal years 1993 through 1995 are not comparable to net income and net income per share for fiscal years 1996 and 1997 or the three months ended January 31, 1997 and 1998. See
    Note 1 of Notes to Consolidated Financial Statements.

(2) See Notes 1 and 11 of Notes to Consolidated Financial Statements and Notes 1 and 5 of Notes to Consolidated Interim Financial Statements for information concerning the calculation of basic and diluted net income per share. Such calculations reflect the adoption by the Company of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"), for the fiscal year ended October 31, 1998, which requires the restatement of all periods presented in the Company's Consolidated Financial Statements included in this Prospectus and incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recently Issued Accounting Standards."

(3) Adjusted to reflect a three-for-two stock split effected in the form of a stock dividend on February 20, 1998. Share and per share amounts have been retroactively adjusted to reflect the stock split. See Note 1 of Notes to Consolidated Financial Statements.


(4) Adjusted to reflect the sale of 2,775,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY IS SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS WHICH MAY AFFECT THE COMPANY'S CURRENT POSITION AND FUTURE PROSPECTS, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THE USE OF THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "INTENDS," "PLANS" AND SIMILAR EXPRESSIONS HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS SET FORTH HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE CAUTIONARY STATEMENTS SET FORTH BELOW AND UNDER THE CAPTIONS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

POTENTIAL FOR FLUCTUATING OPERATING RESULTS; SEASONALITY


    The Company's results of operations have fluctuated significantly in the past and are expected to continue to fluctuate in the future as a result of a number of factors, many of which are beyond the Company's control. These factors include, but are not limited to: the timely introduction by the Company of new or enhanced products and the market acceptance of these products; the Company's ability to introduce and market products in accordance with its OEM customers' design requirements and design cycles; changes in demand for functionality of the Company's products and the products of its OEM customers; the gain or loss of significant OEM customers; the volume and timing of significant customer orders received during the period; the availability, pricing and timeliness of component delivery for the Company's products; increased competition from existing competitors and new entrants to the market; the timing of new product announcements or product introductions by the Company's competitors; product obsolescence, management of product transitions and unanticipated delays or problems in the introduction or production of products by the Company, its OEM customers or its competitors; product reviews and other media coverage; anticipated and unanticipated decreases in average selling prices of the Company's products; changes in the mix of products sold by its OEM and other customers; changes in the pricing policies of the Company, its suppliers and customers; management of inventory by the Company and its customers; changes in the Company's sales channel mix or in the sourcing strategies of its OEM customers; and product returns or price protection charges by customers. Because a significant portion of the Company's business has been and is expected to continue to be derived from orders placed by a limited number of larger OEM customers, any gain or loss or variations in the timing of such orders can cause significant fluctuations in the Company's operating results. Anticipated orders from customers may fail to materialize and delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements. The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Consequently, the Company operates with a relatively small backlog. Moreover, as is common in the PC industry, a disproportionate percentage of the Company's net sales in any quarter have historically been, and are expected in the future to be, generated in the last month of a quarter. As a result, a shortfall in sales in any quarter as compared to expectations may not be identifiable until near the end of the quarter.


    The Company's gross profit margins are affected by a number of factors, including sales channel mix, product mix, pricing pressures, the availability and cost of components from the Company's suppliers, level of absorption of fixed manufacturing costs, product cycles and general economic conditions. Moreover, the Company operates its own manufacturing facility. As a result, the Company incurs relatively high fixed overhead and labor costs compared with those of its competitors that outsource their manufacturing requirements. Any failure to generate the level of product revenues needed to absorb such fixed overhead and labor costs will have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has experienced in the past and may experience in the future excess demand for its products from its OEM customers and has elected in the past and may elect in the future to pay its employees overtime and purchase components on the spot market at prices higher than would have been available if the Company had purchased such components in advance in order to meet its production requirements. Such activities have resulted in the past and may result in the future in lower gross margins for the additional products being manufactured. The Company's markets are characterized by intense competition and its products typically have a limited life cycle (usually six to nine months) and declining average unit selling prices over time. Accordingly, the Company's margins may decline from current levels with respect to its existing product lines. In addition, the Company's margins may be materially adversely affected by shortages in the availability of key components for the Company's products, as well as by fluctuations in the value of certain foreign currencies.

    The Company's expenditures for research and development, selling and marketing, and general and administrative functions are based in part on future revenue projections. The Company may be unable to adjust spending in a timely manner in response to any unanticipated declines in revenues. Any failure to adjust spending in a timely manner may have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's quarterly results are also subject to seasonal fluctuations, with generally weaker fiscal third quarter results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Operating Results and Seasonality."

    As a result of the factors listed above and other factors, the Company believes that period-to-period comparisons of its operating results must not be relied upon as an indication of future performance. In particular, the Company has recently experienced consistent growth in its annual unit sales volumes and annual revenues and has reported nine consecutive quarters of record net income. There can be no assurance that the Company's recent growth in unit sales volumes, revenues or net income will be sustainable or will not decline. It is likely that in some future period the Company's operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for the Company's Common Stock.

DEPENDENCE ON SUPPLIERS

    The Company has in the past obtained and expects in the future to obtain several of the components used in its products from single or limited sources and, in instances in which component manufacturers have not or do not allocate a sufficient supply of components to meet the Company's needs, the Company has obtained in the past and may obtain in the future such components from distributors or on the spot market at a higher cost. The Company has no guaranteed supply arrangements with any of its suppliers, and there can be no assurance that current suppliers will be able to meet the Company's current or future component requirements. From time to time, the Company has relied, and in the future expects to rely, substantially upon a limited number of sole source suppliers for multimedia controller chips, which can, in large part, determine the performance of a multimedia subsystem. In the event that the Company experiences difficulty obtaining a particular multimedia controller chip, the Company could be forced to pay higher prices for comparable multimedia controller chips, alter product designs to use alternative and potentially inferior components, reduce its production of the related product, or delay product shipment schedules. The Company believes that with respect to its current single and limited source components, it generally could obtain similar components from other sources but likely would be required to pay significantly more for such products, alter product designs to use alternative components (which would cause significant delays and could require product recertification from the Company's OEM customers) or reduce its production of the related products; however, no assurance can be given with respect to the availability of alternative sources for single and limited source components in future products. The Company has from time to time experienced difficulty meeting certain product shipment dates to customers as a result of various causes, including component delivery delays, component availability shortages, system compatability difficulties and supplier product quality deficiencies, which in some instances has resulted in impaired margins, reduced production volumes, strained customer relations and a loss of business. In addition, software drivers, which are essential to the performance of substantially all of the Company's products, are included with some of these single and limited source components. The Company has from time to time experienced product delivery delays due to the inadequacy or the incompatibility of software drivers provided by component suppliers or developed internally by the Company. The Company expects that component delivery delays, component shortages, system compatability difficulties, supplier product quality deficiencies and software driver problems will continue to occur in the future, and such delays or problems could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, in an effort to counter actual or perceived component shortages, the Company may overpurchase certain components. Excess inventory resulting from such overpurchases, obsolescence or a decline in the market value of such inventory, could result in inventory write-offs, which would have a material adverse effect on the Company's business, financial condition and results of operations.

    Significant increases in the prices of components, such as controller chips or memory chips, have occurred from time to time, and the Company has not always been able to increase its products' prices accordingly. Worldwide shortages of controller chips or memory chips and international tariff disputes have resulted from time to time in substantial component cost increases that have had a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such price increases will not take place in the future, or that such price increases will not have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company relies upon its suppliers to continue to develop, introduce and manufacture controller chips, memory chips and other components in sufficient volumes to satisfy the Company's requirements. These components must compare favorably in terms of functionality, performance and price with competitive offerings from other manufacturers, including competitors of the Company that have internally developed computer chips or manufacturing expertise. Any failure by the Company to continue to obtain components from its suppliers that are competitive in terms of functionality, performance and price with the components that are available to its competitors would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Suppliers."

CUSTOMER CONCENTRATION; DEPENDENCE ON PC MARKET

    The Company's three largest OEM customers accounted for approximately 76% of net sales during the 1998 first fiscal quarter, with Gateway 2000, Inc. ("Gateway 2000"), Dell Computer Corporation ("Dell") and Compaq Computer Corporation ("Compaq") accounting for approximately 40%, 32% and 4%, respectively, of the Company's net sales for such period. The Company's three largest OEM customers accounted for approximately 66% of net sales in fiscal year 1997, with Gateway 2000, Dell and Compaq accounting for approximately 35%, 20% and 11%, respectively, of the Company's net sales for such period. Historically, Gateway 2000 has been the Company's largest customer, while Dell and Compaq have become more significant customers in recent periods. The Company's other significant customers have changed from period to period. See "Business--Sales and Marketing--Sales."

    The Company has no long-term commitments or contracts with any of its customers. Any reduction of business from Gateway 2000, Dell or Compaq or the loss of Gateway 2000, Dell or Compaq as a major customer would have a material adverse effect on the Company's business, financial condition and results of operations. Due to their purchasing power, the Company's OEM customers are able to exert significant pressure on the prices of the Company's products, which could impair the Company's gross profit margins and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company believes that its future prospects will largely depend from time to time upon the success of a limited number of key component suppliers (currently, its graphics controller chip suppliers) and a few major OEM customers (currently, Gateway 2000, Dell and Compaq). Because a limited number of major OEMs currently ship the majority of the PCs produced, the number of potential customers that the Company can target is currently limited. There can be no assurance that the Company will be successful in maintaining its existing relationships with its major OEM customers or in securing additional major OEM customers and there can be no assurance that the Company will be able to retain or increase the volume or profitability of products currently manufactured by the Company for such customers. Any failure by the Company to retain its existing OEM customers, or establish profitable relationships with additional major OEM customers, or to maintain and increase the volume and profitability of the products manufactured for such customers would have a material adverse effect on the Company's business, financial condition and results of operations.

    Substantially all of the Company's revenues are currently derived from products sold for use in PCs, and the Company expects to continue to derive substantially all of its revenues from the sale of products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and fierce price competition, all of which contribute to short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years and continued growth is currently forecasted, there can be no assurance that such growth will continue. A reduction in sales of PCs, or a reduction in growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecasted product transitions. In such cases, PC manufacturers may abruptly suspend substantially all purchases of additional products from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in demand for PCs generally, or for particular products that incorporate the Company's multimedia subsystem or specialized technology products, would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON MULTIMEDIA ACCELERATOR SUBSYSTEM MARKET; MIGRATION TO MOTHERBOARDS

    A substantial majority of the Company's net sales are derived from the sale of multimedia accelerator subsystems. According to Jon Peddie Associates, an independent industry research firm, approximately 69% of all graphics controller chips manufactured in the twelve month period ended September 30, 1997 were incorporated onto multimedia accelerator subsystems, and approximately 31% were incorporated onto motherboards. Generally, multimedia accelerator subsystems are used in higher-end PCs offering the latest technology and performance features. However, as a given functionality becomes technologically stable and widely accepted by PC users, it typically migrates to the PC motherboard. The Company expects this trend to continue with respect to the functionality provided by many of its current products, notably, in the near term, with respect to its low-end multimedia accelerator subsystems. In this regard, the MMX instruction set from Intel Corporation ("Intel") and the expanded capabilities provided by the Direct X Applications Programming Interfaces ("APIs") from Microsoft Corporation ("Microsoft") have increased the capability of its operating systems to control display features that have traditionally been performed by multimedia accelerator subsystems. In addition, single chip solutions currently are available that provide 16-bit sound functionality for implementation directly onto PC motherboards. As a result of this tendency of technology to migrate to the PC motherboard, the Company's prospects are largely dependent on its ability to continue to develop products that incorporate new and rapidly evolving technologies that manufacturers have not yet fully incorporated onto PC motherboards and to develop PC motherboard products that incorporate multimedia accelerator subsystems and other features demanded by the PC motherboard market. In response to this trend of migration, the Company is now actively seeking orders from OEMs for PC motherboards that incorporate STB's graphics circuitry, but there can be no assurance that the Company will secure any such orders or that, if it secures any such orders, it could produce such PC motherboards in profitable quantities, if at all. The Company has no prior experience designing, developing or marketing PC motherboards, and there can be no assurance that the Company will be successful in developing this business. While the Company believes that a market will continue to exist in the near term for add-in subsystems that provide advanced functionalities and offer flexible systems configuration, there can be no assurance that the incorporation of multimedia functions onto PC motherboards will not have a material adverse effect on the market for the Company's add-in subsystems. In addition, OEMs may choose to develop multimedia accelerator subsystems internally rather than purchase such products from external suppliers. An increase in the number or percentage of PCs that incorporate graphics circuitry on the motherboard at the expense of add-in multimedia accelerator subsystems, an increase in the number or percentage of multimedia accelerator subsystems manufactured internally by OEMs, or a decrease in PC sales volumes could effectively shrink the market for the Company's current products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry."

LIMITED PRODUCT LIFE CYCLE; RAPID TECHNOLOGICAL CHANGE; MANAGEMENT OF PRODUCT
  TRANSITIONS

    The market for the Company's products is characterized by short product life cycles, evolving industry standards and frequent introductions of new products. The Company's major OEM customers typically introduce new system configurations as often as twice per year, and the life cycles of the Company's multimedia accelerator subsystems typically range from six to nine months. The Company's failure to successfully introduce new products within a given product cycle could have a material adverse effect on the Company's business, financial condition and results of operations for that cycle and possibly for subsequent cycles. Any such failure could also impair the Company's brand name, reputation and relationships with its OEM customers and have a longer term material adverse effect on the Company's business, financial condition and results of operations. The Company submits most of its products for compatibility and performance testing to the Microsoft Windows Hardware Quality Lab ("WHQL"). WHQL certification typically requires up to several weeks to complete and entitles the Company to claim that a particular product is "Designed for Microsoft Windows". The Company's OEM customers typically require the Company's products to be Designed for Microsoft Windows prior to making volume purchases. There can be no assurance that the Company will receive WHQL certification for any particular future product in a timely fashion, and any failure to receive WHQL certification could have a material adverse effect on the Company's business, financial condition and results of operations.

    The PC industry in general, and the market for the Company's multimedia subsystem products in particular, is characterized by rapidly changing technologies, evolving industry standards, rapid changes in customer requirements and fierce price competition. The Company's prospects depend upon market acceptance of its existing products, its ability to enhance its existing products, and its ability to continually develop and introduce new products and features to meet changing customer requirements. Each new product cycle presents new opportunities for current or prospective competitors of the Company to gain market share. The Company's competitors include manufacturers of products that directly compete with the Company's products, as well as competitors that can produce products that have a similar functionality to the Company's products. For instance, Intel has added new functionalities, such as the MMX instruction set, to its controller chips to enhance the power of the central processing unit (the "CPU") to manage the display features of a PC. Similarly, Microsoft is introducing new versions of its operating systems with features, such as the Direct 3D API, that increase the capability of its operating systems to control a PC's display features. Moreover, Intel's recently completed acquisition of Chips and Technologies, Inc. as well as Intel's introduction of the i740 graphics controller chip could accelerate migration of graphics functionality to the motherboard or onto the CPU. The introduction of products embodying new technologies and the emergence of new industry standards and practices can significantly impair the average selling prices of the Company's multimedia subsystem and other products, or render such products unmarketable or obsolete. In the event that the Company's products are unable to support or interface with these new products, standards and technologies in a timely manner, demand for the Company's products could be reduced significantly, which would have a material adverse effect on the Company's business, financial condition and results of operations.

    Because of the short product life cycles and the long lead times for many components used in the Company's products, the Company may not be able to quickly reduce its production or inventory levels in response to unexpected shortfalls in sales or, conversely, to increase production in response to unexpected demand. There can be no assurance of the continued acceptance of the Company's existing products or that the Company will be successful in enhancing its existing products or identifying, developing, manufacturing or marketing new products, such as PC motherboards and the recently introduced flat panel display products. Delays in developing new products or product enhancements or the failure of such products or product enhancements to gain market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

    Sales of individual products and product lines are typically characterized by declines in unit volumes, pricing and margins towards the end of the product's life cycle, the precise timing of which may be difficult to predict. As new products are planned and introduced, the Company attempts to monitor closely the inventory of older products (and older components) and to phase out their manufacture in a controlled manner. Nevertheless, the Company has experienced from time to time in the past, and expects to experience from time to time in the future, unexpected reductions in sales of older products as customers anticipate new products. These reductions have in the past and may in the future give rise to additional charges for obsolete or excess inventory, returns of older products by retailers or commercial distributors or substantial price protection claims. The Company's failure to successfully manage product transitions could have a material adverse effect on its business, financial condition and results of operations.

COMPETITION


    The market for the Company's products is intensely competitive and the Company expects competition to increase. The Company competes with independent manufacturers of brand name multimedia subsystem products, as well as contract manufacturers and certain OEM manufacturing operations that produce multimedia subsystem products. The Company's major competitors in the multimedia subsystems market include Diamond Multimedia Systems, Inc., ATI Technologies, Inc., Matrox Graphics, Inc., ELSA AG, AccelGraphics, Inc., Creative Labs, Inc., CEI, Inc., Number Nine Visual Technology Corporation, and Hauppauge ComputerWorks, Inc. In the specialized technology product market, the Company's major competitors include Colorgraphic Communication Corporation, Datapath Ltd. and Appian Graphics Corp.


    In addition to its major competitors, certain of the Company's suppliers sell graphics controller chips directly to OEMs for use in internally produced multimedia accelerator subsystems, other multimedia subsystems or on motherboards. If one or more of the Company's significant OEM customers were to commence or increase internal production of multimedia accelerator subsystems or other multimedia subsystems, the Company's business, financial condition and results of operations could be materially adversely affected. Furthermore, several major OEMs currently integrate graphics controller chips on the motherboard of their PCs. If one or more of the Company's major OEM customers begin to incorporate graphics controller chips or other controller chips onto motherboards rather than incorporating the Company's products, the Company's business, financial condition and results of operations could be materially adversely affected. See "--Dependence on Multimedia Accelerator Subsystem Market; Migration to Motherboards."


    The Company expects Intel to continue to invest heavily in research and development and new manufacturing facilities in order to maintain its position as one of the largest manufacturers of motherboards, and to promote its product offerings through extensive advertising campaigns designed to increase brand loyalty by PC users. Intel may, in the future, develop multimedia subsystems or multimedia-enabled motherboards using its i740 3D graphics processor, or other graphics controllers, which could directly compete with products that the Company may develop. In addition, Intel exerts significant influence over the 3D graphics industry due to the widespread acceptance of its microprocessor architecture and its development of new interface architectures such as the Accelerated Graphics Port ("AGP") bus. Any significant modifications by Intel to the AGP or future graphics interface architectures could render the Company's products obsolete, incompatible or less competitive. Any broad-scale introduction of multimedia subsystems or multimedia-enabled motherboards or significant modifications to the graphics interface bus by Intel which the Company is unable to access, and which consequently renders the Company's products less competitive or reduces their potential market, could have a material adverse effect on the Company's business, financial condition and results of operations.



    The Company competes in its markets on the basis of a number of factors, including the functionality, performance, price, reliability and compatibility of its products, its ability to reach the market quickly with new products, its ability to meet customer delivery and reliability requirements, the quality of its technical support and its ability to develop and maintain relationships with customers and suppliers. Many of the Company's competitors and potential competitors have greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, and lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of the Company's competitors manufacture their own controller chips, which provide these competitors with a significant advantage over the Company when their internally produced controller chips cost less or maintain higher price/performance levels than the controller chips available to the Company from independent suppliers. Furthermore, while the Company believes it is the only supplier of brand name multimedia accelerator subsystems that manufactures its own products, some of the Company's competitors internally manufacture other multimedia subsystems, such as sound cards and PC/TV cards. The rapid pace of change in the industry and in the markets in which the Company competes places a premium on the knowledge and experience of a company's management, engineers and other personnel, and their ability to continuously develop, enhance and transition new products. The Company believes that increasing its hardware and software engineering staff is an important factor to its future competitiveness. See "Business--Competition."


PRODUCT CONCENTRATION


    Historically, a substantial majority of the Company's net sales have been derived from sales of multimedia accelerator subsystems and, from time to time, a substantial majority of the Company's net sales in a given fiscal quarter have been derived from the sale of a single or a limited number of multimedia accelerator subsystems. Factors that increase the probability of a single or a limited number of products accounting for a substantial majority of sales during a given fiscal quarter may include one or more of the following factors: the development and timely introduction of new or enhanced products by the Company that meet OEM design requirements and design cycles and achieve wide market acceptance; the selection of key components (such as multimedia controller chips) at the design stage that provide the Company's products with distinct advantages compared with the key components available to its competitors; the availability of key components (such as multimedia controller chips) in sufficient quantities to meet production schedules once the Company commences manufacturing its products; favorable product reviews and other media coverage; the volume and timing of significant customer orders received during the period; and product obsolescence, maturation, or mismanagement of product transitions by the Company's competitors. However, because the market for the Company's products is characterized by short product life cycles, evolving industry standards and frequent introductions of new products, the Company's product offerings may change significantly from quarter to quarter. There can be no assurance that a product which was an industry leader and a major source of revenue and gross profit in one fiscal quarter will not be rendered less competitive or obsolete in a subsequent fiscal quarter. Moreover, in any given quarter, one or more of the Company's competitors may introduce an industry dominating product for one or more of the same factors noted above. Accordingly, the Company's future prospects largely depend upon its ability to continuously develop and introduce new products that generate sufficient net sales to replace net sales from existing products as they mature. Any inability to develop and introduce new products that compete favorably in the marketplace and meet customer demand in future fiscal periods would have a material adverse effect on the Company's business, financial condition and results of operations.

SINGLE MANUFACTURING FACILITY

    The Company's sole manufacturing facility is located in Juarez, Mexico. The Company recently relocated a portion of its manufacturing operations to an adjacent, larger building, thus expanding the overall facility square footage, and transitioned to new or reconfigured manufacturing equipment. Since the Company is substantially dependent on this single manufacturing facility, any disruption of the Company's manufacturing operations at this facility would have a material adverse effect on the Company's business, financial condition and results of operations. Such disruption could result from various factors, including difficulties in attracting and retaining qualified manufacturing employees, difficulties associated with the transition to new, reconfigured or upgraded manufacturing equipment, a labor dispute, human error, governmental or political risks or a natural disaster such as an earthquake, tornado, fire or flood. In addition, in comparison to those of its competitors that do not maintain their own manufacturing facilities, the Company incurs higher relative fixed overhead and labor costs as a result of operating its own manufacturing facility. Any failure to generate the level of product revenues needed to absorb these overhead and labor costs would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

MANAGEMENT OF GROWTH

    The Company has recently experienced rapid growth and consequently has increased its expenditures in a number of areas and made certain long-term commitments (such as the expansion of production lines at its Juarez manufacturing facility and the forthcoming relocation of its corporate headquarters to a larger facility in Richardson, Texas), a number of which would be difficult to reduce quickly in the event of a reduction in the rate of growth or a decrease in the Company's business. In the event that the Company experiences further growth, such growth will place additional strain on the Company's management and operations, including its sales, customer support, research and development, and finance and administrative operations and require larger quantities of components, additional personnel and manufacturing equipment and improved operating, financial and administrative controls, any of which could require significant additional capital expenditures. The Company may experience difficulty securing adequate quantities of components or additional manufacturing equipment, attracting or retaining skilled personnel, improving infrastructure and management information systems or overcoming other difficulties associated with growth. In addition, gross profit margins derived from initial orders with new OEM customers are frequently lower than the Company's typical gross profit margins, which could reduce the Company's overall gross profit margin. There can be no assurance that the Company will be able to manage future changes in the size of its business successfully or that difficulties in doing so will not have a material adverse effect on the Company's business, financial condition and results of operations.

CHANGE IN PRODUCT OR SALES CHANNEL MIX

    The Company offers two broad categories of products: multimedia subsystems that are primarily sold to major OEMs and, to a lesser degree, to commercial customers, and specialized technology products that are primarily sold to resellers, the workstation groups of OEMs and corporate customers in certain industries. Sales of multimedia accelerator subsystems to OEMs, which currently account for a substantial majority of the Company's net sales of OEM multimedia subsystems, are characterized by relatively high unit volumes and relatively low gross profit margins. Sales of the Company's multimedia subsystems to the commercial market are characterized by relatively modest volumes and moderate gross profit margins. Sales of the Company's specialized technology products are characterized by relatively low unit volumes and relatively high gross profit margins. The Company's net sales to OEMs, the commercial market and specialized technology customers represented approximately 85%, 9% and 5% of the Company's total net sales in the 1998 first fiscal quarter, and approximately 79%, 12% and 8% of the Company's total net sales in fiscal year 1997. Shifts in the mix of products sold or in the sales channels into which such products are sold could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, a decrease in sales of multimedia subsystems to the commercial market or in sales of specialized technology products could result in a disproportionately greater decrease in the Company's gross profit margin because sales of multimedia subsystems in the commercial market and sales of specialized technology products currently have higher gross profit margins than sales of multimedia subsystem products to the Company's OEM customers. On the other hand, any decrease in the volume of multimedia subsystems sold to the Company's OEM customers would significantly reduce total net sales, which would also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

ENTRY INTO NEW PRODUCT MARKETS

    While the Company's business historically has focused primarily on the design, manufacture and sale of multimedia accelerator subsystems, the Company commenced commercial shipments of its DVD decoder subsystems in the 1997 third fiscal quarter and its flat panel display products in the 1998 first fiscal quarter. Further, as a substantial number of PCs incorporate graphics circuitry on the motherboard (particularly in lower cost PCs), the Company is now actively soliciting orders for such motherboards from OEMs and, in the event that the Company secures any orders, the Company plans to undertake the design, manufacture and sale of motherboards incorporating the Company's multimedia accelerator subsystem capabilities. See "Business--Products." There are numerous risks inherent in the entry into new product markets, including the reallocation of limited management, engineering and capital resources to unproven product ventures, a greater likelihood of encountering technical problems and a greater likelihood that the Company's new products (or the PCs into which they are incorporated) will not gain market acceptance. In addition, a new product line, like the Company's line of flat panel display products, requires significant investment in long-lead time inventories as well as certain manufacturing equipment. The failure of one or more of such products, or any adverse effect such new products may have upon the Company's reputation in its core multimedia accelerator subsystem business as a result of such failure, could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS

    The Company's success depends in part upon its proprietary technology, including, in particular, its software drivers and utilities and its hardware designs. The Company primarily relies upon copyright and trade secret laws and agreements with its suppliers and customers to protect its proprietary technology, and occasionally seeks patent protection on selected inventions. The Company generally also enters into non-disclosure agreements with persons to whom it reveals its proprietary information, such as OEMs that the Company works with, concerning future products. There can be no assurance that the Company's present protective measures will be adequate to prevent misappropriation of its technology or independent third party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than the United States, and there can be no assurance that the protection provided to the Company's proprietary technology by the laws of the United States or foreign jurisdictions will be sufficient to protect the Company's technology.

    The Company has in the past and may in the future find it necessary or desirable to procure licenses from third parties relating to current or future products or technologies; however, there can be no assurance that the Company will continue to be able to obtain such licenses or other rights or, if it is able to obtain them, that it will be able to do so on commercially acceptable terms. The Company could be placed at a disadvantage if its competitors obtain licenses with lower royalty fee payments or other terms more favorable than those received by the Company. If the Company or its suppliers or customers were unable to obtain licenses relating to current or future products or technologies, the Company could be forced to market products without certain technological features. The Company's inability to obtain licenses necessary to use certain technology or its inability to obtain such licenses on competitive terms could have a material adverse effect on the Company's business, financial condition and results of operations.

    It is common in the PC industry for companies to assert intellectual property infringement claims against other companies. As a consequence, the Company indemnifies some OEM customers in certain respects against intellectual property claims relating to its products. Several OEM customers recently sent the Company notices of potential indemnity claims based upon a notice of infringement such OEM customers had received from a patent owner relating to the asserted infringement of his patent. Subsequently, the patent owner filed patent infringement lawsuits in the U.S. and elsewhere against several of such OEM customers and a number of other major PC systems manufacturers. The Company provides multimedia subsystems to its OEM customers for use in such OEM customers' products that are alleged to infringe on the patent owner's rights. Based upon the Company's preliminary evaluation of the patent, it does not believe the infringement claims are meritorious as to its products sold to its customers. However, pursuant to such indemnity agreements or in the event the Company is directly sued, the Company may be required to dedicate significant management time and expense to defending itself or assisting its OEM customers in their defense of this or other infringement claims, whether meritorious or not, which could have a material adverse effect on the Company's business, financial condition and results of operations. If this or another intellectual property claim were to be brought against the Company, or one or more of its OEM customers, and the Company, or one or more of its OEM customers, were found to be infringing upon the rights of others, the Company could be required to pay infringement damages, pay licensing fees, modify its products so that they are not infringing or discontinue offering products that were found to be infringing, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

    If an intellectual property claim were to be brought against one or more of the Company's suppliers and the supplier were found to be infringing upon the rights of others, the supplier could be enjoined from further shipments of its products to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

    The Company's prospects depend largely upon the services of its management, sales, marketing and engineering personnel. While the Company has entered into employment agreements with a number of its officers and key personnel, the loss of the services of one or more of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The prospects of the Company also depend on its ability to retain its key management, sales, marketing and engineering personnel and to attract other personnel to satisfy the Company's current and future needs. There is substantial competition for skilled personnel in the PC industry (and, in particular, multimedia hardware and software engineers), and the failure to retain key personnel or to attract additional personnel to satisfy the Company's needs could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL FUTURE ACQUISITIONS

    The Company has in the past pursued, and may in the future pursue, acquisitions of product lines, technologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products acquired, the diversion of management's attention from other business concerns, the risks of entering markets in which the Company has limited or no prior experience, and the potential loss of key employees. There are currently no negotiations, commitments or agreements with respect to any acquisition. In the event that an acquisition does occur, such acquisition may have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL OPERATIONS

    Substantially all of the Company's manufacturing operations are carried out in Juarez, Mexico. The Company's export sales (which primarily consist of European sales) were approximately 26% and 27% of net sales in the 1998 first fiscal quarter and fiscal year 1997, respectively. The Company is subject to the general risks of conducting business internationally, including unexpected changes in regulatory requirements, fluctuations in currency exchange rates, delays resulting from difficulty in obtaining export licenses for certain technology, state imposed restrictions on the repatriation of funds, tariffs and other barriers and the restrictions and burdens of complying with a variety of foreign laws. In addition, the Company is subject to general geopolitical risks, such as political instability and changes in diplomatic and trade relationships, in connection with its international operations. Although to date the Company has not experienced any material adverse effects on its business, financial condition or results of operations as a result of such factors, there can be no assurance that such factors will not have such effects in the future, or require the Company to modify its business practices. The Company currently sells its products at prices denominated in U.S. dollars, and an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and potentially less competitive in foreign markets. The Company expects to sell a portion of its products in the future at prices denominated in other currencies and will therefore increase its currency exposure risk. In addition, a substantial portion of the Company's manufacturing labor costs are paid in Mexican pesos. Any decrease in the value of the U.S. dollar relative to the Mexican peso would increase the Company's manufacturing costs, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing" and "--Sales and Marketing."

PRICE PROTECTION AND STOCK ROTATION RISKS

    As is common practice in its industry, the Company's arrangements with its commercial customers generally allow such customers, in the event of a price decrease, credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. In addition, commercial customers generally have the right to return slow-moving or excess inventory for product credit equal to an agreed upon percentage of shipments within specified time periods. While the Company establishes reserves to cover these practices, there can be no assurance that these reserves will be sufficient or that any future price protection claims or returns will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Sales and Marketing--Sales" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

ENVIRONMENTAL REGULATIONS

    The Company is subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations and have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL LIABILITY CLAIMS

    The Company's purchase agreements with its major OEM customers typically contain provisions that require the Company to indemnify the OEM customer and any end-users for potential product liability claims. Although the Company has not experienced product liability claims to date, there can be no assurance that the Company will not become subject to such claims in the future. A successful product liability claim against the Company could have a material adverse effect on its business, financial condition and results of operations.

HEADQUARTERS RELOCATION

    The Company recently commenced construction of a new 210,000 square foot headquarters facility near its current location in Richardson, Texas and it is anticipated that this facility will be completed by December 1998. In connection with the transition to its new headquarters, the Company may experience interruptions in certain aspects of its operations, including but not limited to, those relating to its various engineering, sales and administrative functions. There can be no assurance that any such interruptions, or other consequences arising out of the Company's transition to its new headquarters, will not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, pursuant to the terms of its new headquarters lease, the Company will incur additional occupancy expense. The amount of this additional occupancy expense will be dependent on prevailing interest rates. Moreover, the Company will bear the economic risk upon the sale of such facility. If this facility is sold for less than the amount of the underlying debt on the facility then outstanding, the Company would be required to cover any shortfall, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Properties."

YEAR 2000 COMPLIANCE

    The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions, and also includes software programs in its products. To the extent that these software applications contain code that is unable to appropriately interpret the upcoming calendar year 2000, some level of modification or possible replacement of such source code or applications will be necessary. The Company is still analyzing its software applications and, to the extent they are not fully year 2000 compliant, the costs necessary to update software or potential systems interruptions may have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that the Company's customers and suppliers are or will be year 2000 compliant. The failure of the Company's customers and suppliers to achieve year 2000 compliance could have a material adverse effect on the Company's business, financial condition and results of operations.

NO INTENTION TO PAY DIVIDENDS

    Since the Company's initial public offering in February 1995, it has not declared or paid any cash dividends on its Common Stock or other securities, and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain any earnings for use in its business. The decision to pay dividends in the future will be at the discretion of the Board of Directors and will depend, among other things, upon future earnings, operations, capital requirements, restrictions in financing agreements, the general financial condition of the Company and general business conditions. The Company's existing Revolving Credit Facility (as defined below) prohibits the Company from paying cash dividends. See "Price Range of Common Stock and Dividend Policy."

NEED FOR ADDITIONAL CAPITAL

    The Company requires substantial working capital to fund its business, particularly to finance its inventory and accounts receivable and for capital expenditures. The Company believes that the net proceeds from this offering, together with its existing capital resources and anticipated funds from operations, will be sufficient to meet the Company's capital requirements through at least the next twelve months, although the Company could be required, or could elect, to raise additional capital during such period. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, if any; the Company's financial condition; any need to expand the Company's manufacturing capacity; the timing and extent of spending to support research and development programs; the expansion of selling and marketing and administrative activities; the timing of new product introductions and product enhancements; and the level of market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing in the future, although it is not currently negotiating for additional financing and does not have any plans to obtain additional financing following this offering. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its planned product development, manufacturing expansion or selling and marketing activities, which would have a material adverse effect on the Company's business, financial condition and results of operations. In the event that the Company does raise additional equity financing, the investors in this offering and the Company's existing shareholders could experience substantial dilution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ANTI-TAKEOVER MEASURES

    The Company is a Texas corporation and is therefore subject to the provisions of the Texas Business Corporation Act, including the terms of the Texas Business Combination Law ("TBCL") that became effective on September 1, 1997. In general, the TBCL prohibits a Texas "issuing public corporation" (such as the Company) from engaging in a "business combination" with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder's acquisition of a 20% ownership interest, unless: (i) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (ii) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. The TBCL may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company. The Company is subject to the terms of the TBCL, unless its shareholders or directors take action electing not to be governed by its terms (which action is not currently contemplated). The Company is also a party to certain agreements that could be deemed to have an anti-takeover effect. See "Description of Capital Stock--Anti-Takeover Matters."

    The Company's Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. See "Description of Capital Stock--Anti-Takeover Matters."

STOCK PRICE VOLATILITY

    The trading price of the Company's Common Stock has in the past and may in the future be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's operating results; announcements of technological innovations by the Company or its competitors; new products, contracts or OEM design wins by the Company or its competitors; developments with respect to patents, copyrights or proprietary rights; changes in recommendations or financial estimates by securities analysts; conditions and trends in the PC and technology industries; adoption of new accounting standards affecting the Company's industry; general market conditions and other factors. Further, the stock market has experienced in recent months and may continue in the future to experience extreme price and volume fluctuations that particularly affect the market prices of equity securities of high technology companies and that often are unrelated or disproportionate to the operating performance of such companies. The trading prices of many high technology companies' stocks (including that of the Company) have recently been at or near historical highs and reflect price to earnings ratios that are substantially above historical levels. There can be no assurance that these trading prices and price to earnings ratios will be sustained. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has often been instituted against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and would at a minimum divert management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities. See "Price Range of Common Stock and Dividend Policy."


SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of shares by existing shareholders and option holders could adversely affect the prevailing market price of the Common Stock. Upon completion of this offering, the Company will have outstanding an aggregate of 13,239,862 shares of Common Stock, assuming no exercise of stock options after January 31, 1998. In addition to the 2,775,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) there will be 10,464,862 shares of Common Stock outstanding, substantially all of which will be freely tradeable. The executive officers and directors of the Company and the Selling Shareholders will, upon completion of this offering, own a total of (i) 2,713,034 shares, or 20.5% of the Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option) or (ii) 2,488,034 shares, or 18.5% of the Common Stock outstanding (assuming the Underwriters' over-allotment option is exercised in full). The Company, the Company's executive officers and directors and the Selling Shareholders have agreed that they will not, for a period of 90 days after the date of the Prospectus, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such person or with respect to which such person has or hereafter acquires the power of disposition without the prior written consent of CIBC Oppenheimer Corp., except for the shares of Common Stock offered in connection with this offering and, with respect to the Company, pursuant to stock option or purchase plans described in this Prospectus. Upon expiration of these restrictions, the Company's executive officers and directors and the Selling Shareholders will be free to sell the shares beneficially owned by them, subject to compliance with the Securities Act of 1933, as amended (the "Securities Act"), including Rule 144 promulgated thereunder, and the terms of the Right of First Refusal Agreement, to which certain of such shares are subject. A substantial portion of the shares held by such beneficial owners may be sold into the public market effectively free of any significant restrictions. See "Certain Transactions--Right of First Refusal" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,775,000 shares of Common Stock offered by the Company hereby are estimated to be $57.3 million ($62.0 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses.



    Of the net proceeds, approximately $28.0 million will be used to repay indebtedness outstanding under the Company's secured revolving credit facility (the "Revolving Credit Facility"). At January 31, 1998, approximately $23.0 million was outstanding under the Revolving Credit Facility, which amount and additional indebtedness incurred subsequent to that date was incurred for general working capital purposes. The Revolving Credit Facility bears interest at LIBOR plus 175 basis points (7.348% at January 31, 1998) and matures on November 21, 1999. The Company expects that the balance of the proceeds from this offering, approximately $29.3 million, will be used for general corporate purposes. Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short-term, investment grade, interest-bearing securities. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders (including any shares sold by the Selling Shareholders in connection with the exercise of the Underwriters' over-allotment option.)


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "STBI" since February 14, 1995, the date of its initial public offering. The table below sets forth, for the fiscal quarters indicated, the high and low sale prices for the Common Stock, as reported by the Nasdaq National Market. The prices have been adjusted to reflect the three-for-two stock split of the Common Stock effected in the form of a stock dividend on February 20, 1998.


                                                                                         HIGH        LOW
                                                                                       ---------  ---------
Fiscal Year Ended October 31, 1996
  First quarter......................................................................  $    5.44  $    3.28
  Second quarter.....................................................................  $    5.00  $    3.61
  Third quarter......................................................................  $    8.22  $    4.56
  Fourth quarter.....................................................................  $   11.50  $    5.44

Fiscal Year Ended October 31, 1997
  First quarter......................................................................  $   15.94  $    8.44
  Second quarter.....................................................................  $   16.11  $    9.67
  Third quarter......................................................................  $   19.92  $   11.39
  Fourth quarter.....................................................................  $   30.50  $   18.00

Fiscal Year Ended October 31, 1998
  First quarter......................................................................  $   22.67  $   13.33
  Second quarter (through March 19, 1998)............................................  $   26.33  $   18.33



    On March 19, 1998, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $22.00 per share.


    The Company intends to retain any future earnings for use in its business and does not intend to pay cash dividends in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend, among other things, upon future earnings, operations, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions. The Company's Revolving Credit Facility prohibits the Company from paying cash dividends.

                                 CAPITALIZATION


    The following table sets forth the capitalization and short-term borrowings of the Company (i) as of January 31, 1998, and (ii) as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale of the 2,775,000 shares of Common Stock offered by the Company hereby. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                               JANUARY 31, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Short-term borrowings including current portion of long-term liabilities..................  $  23,589   $     589
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term liabilities, net of current portion.............................................  $   2,538   $   2,538
                                                                                            ---------  -----------
Shareholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares authorized; no shares outstanding.....     --          --
  Common Stock, $.01 par value, 25,000,000 shares authorized; 10,464,897 shares issued
    (actual); 13,239,897 shares issued (as adjusted)(1)(2)................................        105         132
  Treasury Stock, at cost.................................................................       (245)       (245)
  Additional paid-in capital..............................................................     25,453      82,752
  Retained earnings.......................................................................     22,050      22,050
                                                                                            ---------  -----------
    Total shareholders' equity............................................................     47,363     104,689
                                                                                            ---------  -----------
      Total capitalization................................................................  $  49,901   $ 107,227
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------------

(1) Assumes that the three-for-two stock split of the Company's Common Stock effected in the form of a stock dividend on February 20, 1998 had occurred on January 31, 1998. Excludes (i) 2,014,500 shares of Common Stock reserved for issuance under the Incentive Plan, of which options to purchase 1,881,977 shares of Common Stock were outstanding as of January 31, 1998 with a weighted average exercise price of $8.85 per share, (ii) 225,000 shares of Common Stock reserved for issuance under the Director Plan, of which options to purchase 56,250 shares of Common Stock were outstanding as of January 31, 1998 with a weighted average exercise price of $5.33 per share, and (iii) 410,570 shares of Common Stock reserved for issuance under the Employee Plan. The Board of Directors of the Company proposes to submit for shareholder approval at the next annual meeting of shareholders a proposal to increase the number of shares of Common Stock to be reserved for issuance under the Incentive Plan. See "Management--1995 Long Term Incentive Plan."

(2) Common Stock share numbers are inclusive of shares of treasury stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statements of operations data for each of the three years in the period ended October 31, 1997 and consolidated balance sheet data at October 31, 1996 and 1997 are derived from the Company's Consolidated Financial Statements that were audited by Price Waterhouse LLP, independent accountants, whose report thereon is included elsewhere in this Prospectus and is incorporated by reference herein. The selected consolidated statements of operations data for the years ended October 31, 1993 and 1994 and the consolidated balance sheet data at October 31, 1993, 1994 and 1995 have been derived from audited financial statements not included or incorporated by reference herein. The consolidated balance sheet data as of January 31, 1998 and the consolidated statements of operations data for the three months ended January 31, 1997 and 1998 are derived from unaudited consolidated interim financial statements included elsewhere in this Prospectus. The unaudited consolidated interim financial statements have been prepared by the Company on a basis consistent with the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for such periods. Historical results are not necessarily indicative of results to be expected in any future period.

    The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements, including the Notes thereto, "Managements Discussion and Analysis of Financial Condition and Results of Operations", and the other financial information included or incorporated by reference herein.

                                                                                                      THREE MONTHS
                                                                                                     ENDED JANUARY
                                                            FISCAL YEAR ENDED OCTOBER 31,                 31,
                                                    ----------------------------------------------  ----------------
                                                     1993     1994      1995      1996      1997     1997     1998
                                                    -------  -------  --------  --------  --------  -------  -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales.......................................  $39,236  $89,836  $129,603  $180,155  $199,485  $48,092  $78,758
  Cost of sales...................................   30,726   73,213   110,129   144,879   149,439   37,459   62,542
                                                    -------  -------  --------  --------  --------  -------  -------
  Gross profit....................................    8,510   16,623    19,474    35,276    50,046   10,633   16,216
                                                    -------  -------  --------  --------  --------  -------  -------
  Operating expenses:
    Research and development......................    1,079    1,795     2,719     4,428     6,740    1,238    2,338
    Sales and marketing...........................    3,835    5,529     7,437    10,986    14,788    3,286    4,424
    General and administrative....................    2,810    5,190     6,172     9,486    10,618    2,383    3,235
                                                    -------  -------  --------  --------  --------  -------  -------
Total operating expenses..........................    7,724   12,514    16,328    24,900    32,146    6,907    9,997
                                                    -------  -------  --------  --------  --------  -------  -------
  Income from operations..........................      786    4,109     3,146    10,376    17,900    3,726    6,219
  Interest expense, net...........................      226      588       818     1,113     1,649      376      518
                                                    -------  -------  --------  --------  --------  -------  -------
  Income before income taxes......................      560    3,521     2,328     9,263    16,251    3,350    5,701
  Provision for income taxes(1)...................    --       --          330     3,186     5,481    1,098    1,896
                                                    -------  -------  --------  --------  --------  -------  -------
  Net income(1)...................................  $   560  $ 3,521  $  1,998  $  6,077  $ 10,770  $ 2,252  $ 3,805
                                                    -------  -------  --------  --------  --------  -------  -------
                                                    -------  -------  --------  --------  --------  -------  -------
  Net income per share(1)(2)(3):
    Basic.........................................  $  0.10  $  0.63  $   0.23  $   0.60  $   1.05  $  0.22  $  0.36
                                                    -------  -------  --------  --------  --------  -------  -------
                                                    -------  -------  --------  --------  --------  -------  -------
    Diluted.......................................  $  0.10  $  0.63  $   0.23  $   0.59  $   0.97  $  0.21  $  0.33
                                                    -------  -------  --------  --------  --------  -------  -------
                                                    -------  -------  --------  --------  --------  -------  -------
  Weighted average shares outstanding(1)(2)(3):
    Basic.........................................    5,625    5,625     8,818    10,159    10,298   10,159   10,462
                                                    -------  -------  --------  --------  --------  -------  -------
                                                    -------  -------  --------  --------  --------  -------  -------
    Diluted.......................................    5,625    5,625     8,851    10,309    11,147   10,731   11,389
                                                    -------  -------  --------  --------  --------  -------  -------
                                                    -------  -------  --------  --------  --------  -------  -------

                                                                                                                          AS OF
                                                                                  AS OF OCTOBER 31,                    JANUARY 31,
                                                                -----------------------------------------------------  -----------
                                                                  1993       1994       1995       1996       1997        1998
                                                                ---------  ---------  ---------  ---------  ---------  -----------
                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.............................................  $   1,480  $   4,373  $  21,621  $  25,192  $  31,361   $  35,801
  Total assets................................................     14,777     23,651     57,539     65,629    109,554     115,767
  Short-term borrowings, including current portion of
    long-term liabilities.....................................      3,679      6,793     12,138     12,465     22,687      23,589
  Long-term liabilities, net of current portion...............         38      2,440      2,258      1,276      3,111       2,538
  Total shareholders' equity..................................      2,088      4,196     23,362     29,597     43,462      47,363

(SEE FOOTNOTES ON FOLLOWING PAGE)

------------------------------
(1) Prior to the Company's initial public offering in February 1995, the Company had been treated for federal and certain state income tax purposes as an S corporation. As a result, the income of the Company for federal and certain state income tax purposes was included in the income tax returns of the Founding Shareholders. Accordingly, prior to February 21, 1995, no recognition of federal and certain state income taxes was included in the Company's net income and net income per share. Therefore, net income and net income per share for fiscal years 1993 through 1995 are not comparable to net income and net income per share for fiscal years 1996 and 1997 or the three months ended January 31, 1997 and 1998. See Note 1 of Notes to Consolidated Financial Statements.

(2) See Notes 1 and 11 of Notes to Consolidated Financial Statements and Notes 1 and 5 of Notes to Consolidated Interim Financial Statements for information concerning the calculation of basic and diluted net income per share. Such calculations reflect the adoption by the Company of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), for the fiscal year ended October 31, 1998, which requires the restatement of all periods presented in the Company's Consolidated Financial Statements included in this Prospectus and incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recently Issued Accounting Standards."

(3) Adjusted to reflect a three-for-two stock split effected in the form of a stock dividend on February 20, 1998. Share and per share amounts have been retroactively adjusted to reflect the stock split. See Note 1 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THE USE OF THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "INTENDS," "PLANS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS SET FORTH HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE CAUTIONARY STATEMENTS SET FORTH BELOW AND UNDER THE CAPTIONS "RISK FACTORS" AND "BUSINESS" HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

OVERVIEW

    STB designs, manufactures and sells multimedia subsystem and specialized technology products, primarily for use in desktop PCs. These products supplement a PC's CPU to enhance multimedia performance and accelerate the computationally intensive operations and processing requirements necessary to perform advanced multimedia applications. The Company focuses primarily on the sale of its products to major OEMs and works closely with its component suppliers and OEM customers to develop products that are responsive to technological trends and consumer demand. STB manufactures substantially all of its products at its ISO 9002 certified facility in Juarez, Mexico, which the Company believes enables it to respond more quickly to changing customer needs, maintain product quality and achieve economies of scale.

    The Company currently sells multimedia subsystems and specialized technology products. The Company's multimedia subsystem product line includes a wide selection of multimedia accelerator subsystems (also referred to as "graphics add-in cards") designed primarily for use in mid to high-end PCs as well as several complementary products, including DVD decoder subsystems, PC/TV convergence subsystems and sound cards. STB's specialized technology products include products designed to enable a single computer to control the display of up to 32 monitors and a recently introduced line of flat panel display products.

    The Company sells its products to OEM customers, the commercial market and the specialized technology market. The Company sells its multimedia subsystems primarily to major OEMs and, to a lesser extent, the commercial market. The Company's OEM customers accounted for approximately 85%, 79% and 81% of total net sales for the 1998 first fiscal quarter, fiscal year 1997 and fiscal year 1996, respectively. The Company's three largest OEM customers accounted in the aggregate for approximately 76%, 66% and 59% of the Company's total net sales for the 1998 first fiscal quarter, fiscal year 1997 and fiscal year 1996, respectively. Sales of multimedia subsystems to the commercial market accounted for approximately 9%, 12% and 11% of total net sales for the 1998 first fiscal quarter, fiscal year 1997 and fiscal year 1996, respectively, and sales of specialized technology products accounted for approximately 5%, 8% and 6% of total net sales for the 1998 first fiscal quarter, fiscal year 1997 and fiscal year 1996, respectively. The balance of total net sales was derived primarily from third party contract assembly services, which comprised approximately 1%, 1% and 2% of total net sales for the 1998 first fiscal quarter, fiscal year 1997 and fiscal year 1996, respectively. Export sales of the Company's products, which are made through all of the Company's sales channels, were 26% of net sales in the 1998 first fiscal quarter as compared to 27% in fiscal year 1997 and 20% in fiscal year 1996. The Company has no long-term commitments or contracts with any of its customers and the loss of any of the Company's key customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Customer Concentration; Dependence on PC Market."

    Sales of multimedia accelerator subsystems and other multimedia subsystems to OEMs have typically been characterized by relatively high unit volumes and relatively low gross profit margins. Sales of multimedia subsystem products to the commercial market are characterized by relatively modest unit volumes and moderate gross profit margins. Sales of the Company's specialized technology products are characterized by relatively low unit volumes and relatively high gross profit margins. Shifts in the mix of products sold or in the sales channels into which such products are sold could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Change in Product or Sales Channel Mix." In addition, a substantial majority of the Company's net sales have been derived from sales of multimedia accelerator subsystems and, from time to time, a substantial majority of the Company's net sales in a given fiscal quarter have been derived from the sale of a single or a limited number of multimedia accelerator subsystems. See "Risk Factors--Product Concentration." The markets for the Company's products in general, and its multimedia accelerator subsystems in particular, are characterized by short product life cycles, evolving industry standards and frequent introductions of new products. See "Risk Factors--Limited Product Life Cycle; Rapid Technological Change; Management of Product Introductions."



    The Company recognizes revenue upon shipment of its products. For products sold through the commercial channel, the Company generally allows returns in the form of stock rotation and price protection in the form of credits. The Company's current stock rotation policies permit a commercial channel customer to return approximately 10% of products purchased within the previous 90 days if it concurrently places an order for other Company products of equal or greater value. The Company also provides price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. The Company maintains reserves related to these sales programs, which it believes are adequate. See "Risk Factors--Price Protection and Stock Rotations."



    The Company has no guaranteed supply arrangements with any of its suppliers. The Company obtains most of the primary components for its current products, consisting mainly of controller chips and memory chips, directly from the component manufacturers. The prices of such components can change significantly from time to time. In the past, the Company has experienced, and may in the future experience, increases in its unit component costs without being able to increase the price of the products incorporating such components. Such an increase in component costs could impair the Company's gross profit margins and results of operations. In particular, occasional worldwide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial component cost increases that have had a material adverse effect on the Company's gross profit margins and its results of operations. In recent periods, a decline in the price of memory chips, together with improved inventory management practices and other factors, has contributed to improved gross profit margins. The Company's total gross profits and gross profit margins will likely continue to fluctuate from period to period as a result of the Company's product mix, sales channel mix, component costs and competitive pricing pressures on the Company's products. See "Risk Factors--Dependence on Suppliers" and "--Change in Product or Sales Channel Mix."



    In recent periods, the Company's business has been strongly influenced by the following trends: the growth of the PC market in general; the ability of several major PC manufacturers to expand their respective market shares of the PC market in general; the Company's ability to establish and expand OEM relationships with several of these major PC manufacturers; the expansion of the market for multimedia subsystems and, in particular, the market for multimedia accelerator subsystems; the ability of the Company to identify and source key components, such as graphics controller chips, that enable the Company's products to compete effectively with its competitors; and the Company's ability to design, develop and manufacture successive generations of multimedia accelerator subsystems that secure design wins with major OEM customers and achieve wide market acceptance. Although the Company is currently attempting to diversify its product offerings, expand its existing OEM customer relationships, establish new OEM customer relationships and expand sales into the commercial market, there can be no assurance that the Company will be successful with respect to any of these efforts. The failure by the Company to further diversify its product offerings and to expand its distribution channels could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Customer Concentration; Dependence on PC Market," "--Dependence on Multimedia Accelerator Subsystem

Market; Migration to Motherboards," "--Dependence on Suppliers" and "--Limited Product Life Cycle; Rapid Technological Change; Management of Product Transitions."

    During the fiscal quarter ended April 30, 1997, the Company acquired all of the outstanding shares of Symmetric Simulation Systems, Inc. ("Symmetric"), a designer and builder of high-end 3D graphics acceleration subsystems used in applications such as computer-aided design, product visualization, architectural walk-throughs and multimedia authoring. The Company believes that the Symmetric product line complements the Company's existing products and enables the Company to market products to the high-end 3D market. See Note 3 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's Consolidated Statements of Operations as a percentage of net sales:

                                                                                              THREE MONTHS ENDED
                                                           YEAR ENDED OCTOBER 31,                JANUARY 31,
                                                    -------------------------------------  ------------------------
                                                       1995         1996         1997         1997         1998
                                                    -----------  -----------  -----------  -----------  -----------
Net sales.........................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales.....................................       85.0         80.4         74.9         77.9         79.4
                                                        -----        -----        -----        -----        -----
Gross profit......................................       15.0         19.6         25.1         22.1         20.6
                                                        -----        -----        -----        -----        -----
Operating expenses:
  Research and development........................        2.1          2.4          3.4          2.6          3.0
  Sales and marketing.............................        5.7          6.1          7.4          6.8          5.6
  General and administrative......................        4.8          5.3          5.3          5.0          4.1
                                                        -----        -----        -----        -----        -----
Total operating expenses..........................       12.6         13.8         16.1         14.4         12.7
                                                        -----        -----        -----        -----        -----
Income from operations............................        2.4          5.8          9.0          7.7          7.9
Interest expense, net.............................        0.6          0.6          0.8          0.7          0.7
                                                        -----        -----        -----        -----        -----
Income before income taxes........................        1.8          5.2          8.2          7.0          7.2
Provision for income taxes(1).....................        0.3          1.8          2.8          2.3          2.4
                                                        -----        -----        -----        -----        -----
Net income........................................        1.5%         3.4%         5.4%         4.7%         4.8%
                                                        -----        -----        -----        -----        -----
                                                        -----        -----        -----        -----        -----

------------------------

(1) The Company operated as an S corporation from November 1, 1986 until February 21, 1995, at which time the Company became fully subject to federal and state income taxes. See Note 1 of Notes to Consolidated Financial Statements.

THREE MONTHS ENDED JANUARY 31, 1998 COMPARED TO THREE MONTHS ENDED JANUARY 31,
  1997

    NET SALES. Net sales increased to $78.8 million in the 1998 first fiscal quarter from $48.1 million in the 1997 first fiscal quarter, representing an increase of 63.8%. Unit volume for the 1998 first fiscal quarter increased by 64.6% over the 1997 first fiscal quarter, while the Company's average unit selling prices remained essentially unchanged. OEM channel sales increased to approximately $66.2 million in the 1998 first fiscal quarter from $34.7 million in the 1997 first fiscal quarter, representing an increase of 90.9%. Sales growth in the OEM channel was primarily the result of increased demand for the Company's Velocity 128 multimedia accelerator. See "Risk Factors--Product Concentration." Commercial channel sales decreased to $7.4 million in the 1998 first fiscal quarter from $9.4 million in the 1997 first fiscal quarter, a decrease of 21.5%, primarily due to limited controller chip availability for the Velocity 128 multimedia accelerator resulting from unexpected OEM product demand increases. Sales in the specialized technology market increased to $4.1 million in the 1998 first fiscal quarter from $2.7 million in the 1997 first fiscal quarter, or 53.3%, which was primarily a result of increased sales to OEM customers for financial services workstations.

    GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales primarily consists of the cost of materials and manufacturing costs associated with the production of the Company's products. Gross profit increased to $16.2 million in the 1998 first quarter from $10.6 million in the 1997 first quarter, representing an increase of 52.5%. During the period, gross profit as a percentage of net sales decreased to 20.6% in the 1998 first fiscal quarter from 22.1% in the 1997 first fiscal quarter. The increase in the amount of gross profit resulted primarily from increases in sales volumes of the Company's products (and, in particular, the Company's Velocity 128 multimedia accelerator), partially offset by decreasing unit prices. The decrease in gross profit as a percentage of net sales resulted primarily from (i) an increase in the percentage of sales to the OEM market, which typically is characterized by lower gross profit margins, and (ii) increased component costs due to a temporary shortage in memory component supply resulting from higher product demand and (iii) increased overtime labor costs caused by the higher rates of production necessary to meet increased product demand. These increases were partially offset by the economies of scale resulting from higher production volumes and increased operating efficiencies. Gross margins are expected to continue to fluctuate as a result of sales channel, product mix and other factors. See "Risk Factors--Potential for Fluctuating Operating Results; Seasonality" and "--Dependence on Suppliers."

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses primarily consist of compensation and associated expenses relating to engineering personnel, development tool expenses, prototyping expenses and product enhancement expenses. Research and development expenses increased to $2.3 million in the 1998 first fiscal quarter from $1.2 million in the 1997 first fiscal quarter, representing an increase of 88.9%. Research and development expenses as a percentage of net sales increased to 3.0% in the 1998 first fiscal quarter from 2.6% in the 1997 first fiscal quarter. The increase in research and development expenses on a dollar and percentage basis resulted from increased staffing at the Company's corporate headquarters and at each of the design centers in Houston, Texas; Eugene, Oregon; and the recently established design center in Belfast, Northern Ireland. Other expenses associated with the development of new products, increased expenses associated with software and driver development also contributed to the increase in research and development expenses.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses primarily consist of personnel and related overhead expenses for sales, marketing and customer support activities, promotional and advertising expenses, and commissions paid to independent sales representatives. Sales and marketing expenses increased to $4.4 million in the 1998 first fiscal quarter from $3.3 million in the 1997 first fiscal quarter, representing an increase of 34.6%. Sales and marketing expenses as a percentage of net sales decreased to 5.6% in the 1998 first fiscal quarter from 6.8% in the 1997 first fiscal quarter, primarily due to increases in net sales at a rate faster than that of sales and marketing expenses. The increase in sales and marketing expenses resulted primarily from additional staffing and commissions paid as a result of higher sales, partially offset by decreases in commissions paid to independent sales representatives. Increased expenses for advertising and promotional programs in the commercial channel, the specialized technology channel and the international market also contributed to the increased expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses primarily consist of personnel and related overhead expenses for management, finance, management information systems activities, legal and human resources, as well as expenses associated with occupancy and other general operating expenses. General and administrative expenses increased to $3.2 million in the 1998 first fiscal quarter from $2.4 million in the 1997 first fiscal quarter, representing an increase of 35.8%. General and administrative expenses as a percentage of net sales decreased to 4.1% in the 1998 first fiscal quarter from 5.0% in the 1997 first fiscal quarter. The increase in the amount of general and administrative expenses was primarily due to increased expenses associated with the Company's growth, including increased staffing, occupancy and other general operating expenses. Increased employee profit sharing, as a result of higher earnings, also contributed to the increase in general and administrative expenses. The Company recently commenced construction of a new headquarters facility that it plans to occupy in the 1999 first fiscal quarter. The terms of the lease relating to the new headquarters facility provide for increased occupancy expense from current levels and are subject to adjustment based on prevailing interest rates. See "--Liquidity and Capital Resources."

    INTEREST EXPENSE, NET. Interest expense, net primarily consists of the interest expense associated with the Company's Revolving Credit Facility, Mezzanine Facility (as defined below) and capital leases, offset partially by the interest income earned on the Company's cash and cash equivalents. Interest expense, net increased to approximately $518,000 in the 1998 first fiscal quarter from approximately $376,000 in the 1997 first fiscal quarter, representing an increase of 37.8%. The increase in the amount of interest expense, net was primarily related to an increase in the average total debt and obligations under capital leases outstanding during the 1998 first fiscal quarter compared to the 1997 first fiscal quarter.

FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1996

    NET SALES. Net sales increased to $199.5 million in fiscal year 1997 from $180.2 million in fiscal year 1996, representing an increase of 10.7%. Unit volume for fiscal year 1997 increased by 27.4% over fiscal year 1996, while the Company's average unit selling prices continued to decline primarily as a result of declines in component costs. OEM channel sales increased to $153.5 million in fiscal year 1997 from approximately $145.5 million in fiscal year 1996, representing an increase of 5.5%. Sales growth in the OEM channel was primarily the result of increased sales to existing customers. Commercial channel sales increased to $23.9 million in fiscal year 1997 from $19.8 million in fiscal year 1996, representing an increase of 20.8%. This moderate increase in sales to the commercial channel primarily resulted from increased sales to existing customers. Sales in the specialized technology market increased to $15.2 million in fiscal year 1997 from $10.9 million in fiscal year 1996, representing an increase of 38.9%. This increase was primarily due to increased sales to existing customers, as well as recent sales of products to the workstation groups of certain OEM customers.

    GROSS PROFIT. Gross profit increased to $50.0 million in fiscal year 1997 from $35.3 million in fiscal year 1996, representing an increase of 41.9%. For the period, gross profit as a percentage of net sales increased to 25.1% in fiscal year 1997 from 19.6% in fiscal year 1996. The increase in the amount of gross profit primarily resulted from increases in sales volumes of the Company's products, partially offset by declining average selling prices. The increase in gross profit margin resulted primarily from increased sales of higher margin specialized technology products and, to a lesser degree, increased sales to the commercial channel. In addition, declines in component costs, economies of scale resulting from higher production volumes and greater manufacturing efficiencies with respect to the manufacture and sale of the Company's multimedia accelerator subsystems, partially offset by decreasing unit prices, also contributed to the increase in gross profit margin.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $6.7 million in fiscal year 1997 from $4.4 million in fiscal year 1996, representing an increase of 52.2%. This increase primarily resulted from additional engineering staffing at the Company's headquarters in Richardson, Texas, as well as its design centers in Houston, Texas and Eugene, Oregon. During 1997, the Company expanded its research and development efforts by establishing and staffing a design center in Belfast, Northern Ireland. Expenses associated with new product development, software development and continued enhancement and support of the Company's existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased to 3.4% in fiscal year 1997 from 2.4% in fiscal year 1996.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $14.8 million in fiscal year 1997 from $11.0 million in fiscal year 1996, representing an increase of 34.6%. Sales and marketing expenses as a percentage of net sales increased to 7.4% in fiscal year 1997 from 6.1% in fiscal year 1996. Sales and marketing expenses increased primarily due to additional staffing and commissions paid as a result of the Company's growth and higher sales levels, and increased travel and operating costs. Increased trade show expenses, and increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $10.6 million in fiscal year 1997 from $9.5 million in fiscal year 1996, representing an increase of 11.9%. For fiscal year 1997 and fiscal year 1996, general and administrative expenses as a percentage of net sales remained unchanged at 5.3%. The absolute dollar increase in general and administrative expenses was primarily due to increased expenses associated with the Company's growth, including increased staffing and related expenses and data processing costs, partially offset by an increase in the allocation of certain costs related to the Juarez manufacturing operation to cost of goods sold. Facility expansion at the Company's headquarters and related occupancy costs, including rent and insurance, also contributed to the overall absolute increase in general and administrative expenses. As a result of the increase in operating income, the expenses associated with the Company's profit sharing plan also increased.

    INTEREST EXPENSE, NET. Interest expense, net increased to $1.6 million in fiscal year 1997 from $1.1 million in fiscal year 1996, representing an increase of 48.2%. This increase was primarily a result of higher average total debt outstanding during fiscal 1997 compared to fiscal 1996.

FISCAL YEAR ENDED OCTOBER 31, 1996 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
  1995

    NET SALES. Net sales increased to $180.2 million in fiscal year 1996 from $129.6 million in fiscal year 1995, representing an increase of 39.0%. This increase in revenues was achieved primarily as a result of a 58.0% increase in unit volume shipments, and despite a significant decrease in the average unit sales price of the Company's products. This increase also resulted from continuing growth in sales of the Company's products to established OEM customers, as well as to new OEM customers. The Company also experienced continued growth in the commercial channel from sales of the Company's products to new commercial customers and increased sales to established customers. Sales in the specialized technology market experienced moderate growth, primarily as a result of increased sales to existing customers.

    GROSS PROFIT. Gross profit increased to $35.3 million in fiscal year 1996 from $19.5 million in fiscal year 1995, representing an increase of 81.1%. Gross profit margin increased to 19.6% in fiscal year 1996 from 15.0% in fiscal year 1995. The increase in the amount of gross profit primarily resulted from increases in sales volumes of the Company's products, partially offset by declining average selling prices. The increase in gross profit margin primarily resulted from economies of scale resulting from higher production volumes, as well as from lower memory chip prices. Increased sales of higher margin products sold in the commercial channel and increased specialized technology product sales also contributed to the increase in gross profit margin.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $4.4 million in fiscal year 1996 from $2.7 million in fiscal year 1995, representing an increase of 62.9%. Research and development expenses as a percentage of net sales increased to 2.4% in fiscal year 1996 from 2.1% in fiscal year 1995. The dollar increase in research and development expenses primarily resulted from additional staffing and related expenses associated with new product development, software development and continued enhancement and support of the Company's existing products.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $11.0 million in fiscal year 1996 from $7.4 million in fiscal year 1995, representing an increase of 47.7%. Sales and marketing expenses as a percentage of net sales increased to 6.1% in fiscal year 1996 from 5.7% in fiscal year 1995. The dollar increase in sales and marketing expenses largely resulted from additions to the Company's domestic and international sales forces and increased commissions paid for higher sales levels. Increased trade show expenses, advertising and promotional efforts to support the higher sales levels in the commercial and specialized technology product sales also contributed to the increase.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $9.5 million in fiscal year 1996 from $6.2 million in fiscal year 1995, representing an increase of 53.7%. General and administrative expenses as a percentage of net sales increased to 5.3% in fiscal year 1996 from 4.8% in fiscal year 1995. The dollar and percentage increases in general and administrative expenses were largely due to increased occupancy costs, insurance expenses, and personnel, legal and data processing expenses associated with the Company's growth.

    INTEREST EXPENSE, NET. Interest expense, net increased to $1.1 million in fiscal year 1996 from approximately $818,000 in fiscal year 1995, representing an increase of 36.1%. This increase was primarily a result of higher average total debt outstanding during fiscal year 1996 compared to fiscal year 1995.

SELECTED QUARTERLY OPERATING RESULTS AND SEASONALITY

    The following tables set forth certain unaudited statements of operations data for each of the eight quarters in the two year period ended January 31, 1998, as well as the percentage of the Company's net sales represented by each item. The unaudited financial information has been prepared on the same basis as the audited financial statements contained or incorporated by reference herein and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information. The following information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                             QUARTER ENDED
                                            -------------------------------------------------------------------------------
                                                       FISCAL 1996                             FISCAL 1997
                                            ---------------------------------  --------------------------------------------
                                             APR. 30,    JULY 31,   OCT. 31,   JAN. 31,    APR. 30,    JULY 31,   OCT. 31,
                                               1996        1996       1996       1997        1997        1997       1997
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................................   $  44,592   $  42,537  $  48,122  $  48,092   $  48,700   $  42,019  $  60,674
Cost of sales.............................      36,189      33,921     37,126     37,459      36,922      29,594     45,463
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
Gross profit..............................       8,403       8,616     10,996     10,633      11,778      12,425     15,211
Operating expenses........................       6,075       6,243      7,487      6,907       7,601       8,267      9,371
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
Income from operations....................       2,328       2,373      3,509      3,726       4,177       4,158      5,840
Interest expense, net.....................         278         271        244        376         383         426        465
Provision for income taxes................         699         722      1,134      1,098       1,376       1,263      1,745
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
Net income................................   $   1,351   $   1,380  $   2,131  $   2,252   $   2,418   $   2,469  $   3,630
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
Net income per share(1)(2):
  Basic...................................   $    0.13   $    0.14  $    0.21  $    0.22   $    0.24   $    0.24  $    0.35
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
  Diluted.................................   $    0.13   $    0.13  $    0.20  $    0.21   $    0.22   $    0.22  $    0.31
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
Weighted average shares outstanding(1)(2):
  Basic...................................      10,125      10,130     10,144     10,159      10,249      10,353     10,429
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
  Diluted.................................      10,125      10,331     10,540     10,731      11,051      11,230     11,571
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                            -----------  ---------  ---------  ---------  -----------  ---------  ---------


                                             FISCAL
                                              1998
                                            ---------
                                            JAN. 31,
                                              1998
                                            ---------

Net sales.................................  $  78,758
Cost of sales.............................     62,542
                                            ---------
Gross profit..............................     16,216
Operating expenses........................      9,997
                                            ---------
Income from operations....................      6,219
Interest expense, net.....................        518
Provision for income taxes................      1,896
                                            ---------
Net income................................  $   3,805
                                            ---------
                                            ---------
Net income per share(1)(2):
  Basic...................................  $    0.36
                                            ---------
                                            ---------
  Diluted.................................  $    0.33
                                            ---------
                                            ---------
Weighted average shares outstanding(1)(2):
  Basic...................................     10,462
                                            ---------
                                            ---------
  Diluted.................................     11,389
                                            ---------
                                            ---------

                                                                         PERCENTAGE OF NET SALES
                                                                              QUARTER ENDED
                                             --------------------------------------------------------------------------------
                                               APR. 30,     JULY 31,      OCT. 31,      JAN. 31,      APR. 30,     JULY 31,
                                                 1996         1996          1996          1997          1997         1997
                                             ------------  -----------  ------------  ------------  ------------  -----------
Net sales..................................       100.0%       100.0%        100.0%        100.0%        100.0%       100.0%
Cost of sales..............................        81.2         79.7          77.1          77.9          75.8         70.4
                                                  -----        -----         -----         -----         -----        -----
Gross profit...............................        18.8         20.3          22.9          22.1          24.2         29.6
Operating expenses.........................        13.6         14.7          15.6          14.4          15.6         19.7
                                                  -----        -----         -----         -----         -----        -----
Income from operations.....................         5.2          5.6           7.3           7.7           8.6          9.9
Interest expense, net......................         0.6          0.6           0.5           0.7           0.8          1.0
Provision for income taxes.................         1.6          1.7           2.4           2.3           2.8          3.0
                                                  -----        -----         -----         -----         -----        -----
Net income.................................         3.0%         3.3%          4.4%          4.7%          5.0%         5.9%
                                                  -----        -----         -----         -----         -----        -----
                                                  -----        -----         -----         -----         -----        -----


                                               OCT. 31,      JAN. 31,
                                                 1997          1998
                                             ------------  ------------
Net sales..................................       100.0%        100.0%
Cost of sales..............................        74.9          79.4
                                                  -----         -----
Gross profit...............................        25.1          20.6
Operating expenses.........................        15.4          12.7
                                                  -----         -----
Income from operations.....................         9.7           7.9
Interest expense, net......................         0.8           0.7
Provision for income taxes.................         2.9           2.4
                                                  -----         -----
Net income.................................         6.0%          4.8%
                                                  -----         -----
                                                  -----         -----

------------------------------

(1) See Notes 1 and 11 of Notes to Consolidated Financial Statements and Notes 1 and 5 of Notes to Consolidated Interim Financial Statements for information concerning the calculation of basic and diluted net income per share. Such calculations reflect the adoption by the Company of FAS 128, for the fiscal year ended October 31, 1998, which requires the restatement of all periods presented in the Company's Consolidated Financial Statements included in this Prospectus and incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recently Issued Accounting Standards."

(2) Adjusted to reflect a three-for-two stock split effected in the form of a stock dividend on February 20, 1998. Share and per share amounts have been retroactively adjusted to reflect the stock split. See Note 1 of Notes to Consolidated Financial Statements.

    The Company's quarterly operating results vary significantly depending on a number of factors, including, but not limited to: the timely introduction by the Company of new or enhanced products and the market's acceptance of these products; the Company's ability to introduce and market products in accordance with its OEM customers' design requirements and design cycles; changes in demand for functionality of the Company's products and the products of its OEM customers; the gain or loss of significant OEM customers; the volume and timing of significant customer orders received during the period; the availability, pricing and timeliness of component delivery for the Company's products; increased competition from existing competitors and new entrants to the market; the timing of new product announcements or product introductions by the Company's competitors; product obsolescence, management of product transitions and unanticipated delays or problems in the introduction or production of products by the Company, its OEM customers or its competitors; product reviews and other media coverage; anticipated and unanticipated decreases in average selling prices of the Company's products; changes in the mix of products sold by the Company's OEM and other customers; changes in the pricing policies of the Company, its suppliers and customers; management of inventory by the Company and its customers; changes in the Company's sales channel mix or in the sourcing strategies of its OEM customers; and product returns or price protection charges by the Company's customers. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the full year or any future period. In addition, the PC market generally experiences weaker sales during the summer months. Although the Company has experienced sales growth for each year since fiscal year 1990, there can be no assurance that this growth will continue on a quarterly or annual basis. It is likely that in some future period the Company's operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price of the Company's Common Stock. See "Risk Factors--Potential for Fluctuating Operating Results; Seasonality" and "--Stock Price Volatility."


LIQUIDITY AND CAPITAL RESOURCES


    The Company's principal capital and liquidity needs are for financing inventory and accounts receivable and for manufacturing and other equipment expenditures. The Company has generally financed these capital and liquidity needs and its operations through a combination of cash generated from operations, trade credit from vendors, bank borrowings and the net proceeds from its initial public offering. As a result of the Company's rapid growth in recent years, its capital requirements have increased substantially. Future growth, if any, will require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses, and manufacturing facilities and equipment requirements.


    Cash used in operating activities of $3.9 million in fiscal year 1997 was primarily attributable to increases in inventory and accounts receivable as a result of higher sales, partially offset by increases in net income and accounts payable. Cash used in operating activities was approximately $462,000 in the 1998 first fiscal quarter, which resulted largely from increases in inventory and accounts receivable as a result of higher sales, partially offset by increases in net income and accounts payable. At October 31, 1997, the Company's working capital was $31.4 million, compared to $35.8 million at January 31, 1998. Cash and cash equivalents was $3.9 million and $3.4 million at October 31, 1997 and January 31, 1998, respectively.

    The Company invested $9.6 million in capital equipment in fiscal year 1997, and an additional $442,000 during the 1998 first fiscal quarter. The Company's investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for and complexity of the Company's products. During the 1998 first fiscal quarter, the Company completed a move to a new 137,000 square foot manufacturing facility in Juarez, Mexico, immediately adjacent to its previous facility. The Company has retained one-half of its previous facility for expansion, with an option to occupy, vacate or sublease the remaining half. During the 1997 fourth fiscal quarter, the Company installed two new high-speed surface-mount technology ("SMT") assembly lines at its new facility, at a total cost of approximately $6.3 million. This equipment was financed by two separate operating leases. During the 1996 fourth fiscal quarter, the Company installed four additional SMT assembly lines, at an approximate total cost of $4.2 million. This equipment was also financed through operating lease financing arrangements. The Company's aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.5 million at October 31, 1997 and approximately $9.1 million at January 31, 1998. The Company expects that additional capital expenditures for similar types of equipment may be necessary to support additional future customer demand and production requirements, although there can be no assurance in this regard.


    The Company has a $40.0 million Revolving Credit Facility, as well as a $3.0 million term loan (the "Mezzanine Facility"). As of January 31, 1998, the Company had $23.0 million and $2.9 million outstanding under the Revolving Credit Facility and the Mezzanine Facility, respectively. The principal amount outstanding under the Revolving Credit Facility bears interest at LIBOR plus 175 basis points (7.348% at January 31, 1998). The principal amount outstanding under the Mezzanine Facility bears interest at LIBOR plus 250 basis points (8.098% at January 31, 1998) and is payable in 60 monthly installments of principal and interest, which began on November 1, 1997. Availability under the Revolving Credit Facility is calculated using formulas based on eligible accounts receivable as defined by the Revolving Credit Facility Agreement. The indebtedness under the Revolving Credit Facility matures on November 21, 1999 and the indebtedness under the Mezzanine Facility matures on November 1, 2002.


    In December 1997, the Company entered into a five year agreement to construct and lease a new corporate headquarters in Richardson, Texas. Construction on the 210,000 square foot facility began in December 1997, and the total cost is estimated to be approximately $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the lease agreement). The Company plans to occupy the facility during the 1999 first fiscal quarter with rental payments commencing upon occupancy. The Company estimates that its monthly rent for this facility will be approximately $225,000 for the four year period following completion of the facility. This amount is in excess of the current facilities expense, as local rental rates have increased and the Company is increasing the square footage of its corporate headquarters. The lease agreement also provides that the amount of lease payments are subject to adjustment based upon prevailing interest rates. As a consequence, an increase in prevailing interest rates will increase the Company's facilities expense. The Company is currently exploring strategies to hedge this interest rate exposure. The Company also is seeking opportunities to sublease that portion of its new headquarters facility which the Company does not expect to utilize immediately following its occupancy of the new facility. The monthly rent currently paid for the Company's headquarters facility will be eliminated with the move to the new facility. At the end of the lease for the new facility, the Company may elect to either renew the lease, pay off the underlying debt on the facility or cause the building to be sold. In the event of a sale, the proceeds will be used to retire the underlying debt with any excess to be paid to the Company. The Company is responsible for any outstanding balance due on the underlying obligation after the sale of the facility. See "Risk Factors-- Headquarters Relocation."

    From time to time, the Company evaluates acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of securities, which may result in further dilution to the Company's shareholders. See "Risk Factors--Potential Future Acquisitions."

    The Company believes that the net proceeds from the sale of the Common Stock offered by the Company hereby, together with existing capital resources and anticipated funds from operations, will satisfy the Company's anticipated capital requirements for at least the next twelve months. After such period, depending on its financial condition and results of operations, the Company may require additional equity or debt financing to meet its capital requirements. There can be no assurance that additional financing will be available when required, or, if available, that such financing can be obtained on terms satisfactory to the Company.

RECENTLY ISSUED ACCOUNTING STANDARDS

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire such stock.

    In February 1997, FAS 128 was issued. FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. FAS 128 simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share" ("APB 15"), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. FAS 128 requires restatement of all prior-period EPS data presented. The Company adopted FAS 128 as of and for the year ending October 31, 1998.

    In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It mandates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt FAS 130 in the year ending October 31, 1999. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

    In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("FAS 131"), was issued. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt FAS 131 in the year ending October 31, 1999.

                                    BUSINESS

INTRODUCTION

    STB designs, manufactures and sells multimedia subsystems and specialized technology products, primarily for use in desktop PCs. These products supplement a PC's central processing unit to enhance multimedia performance and accelerate the computationally intensive operations and processing requirements necessary to perform advanced multimedia applications. The Company focuses primarily on the sale of its products to major OEMs, and works closely with its component suppliers and OEM customers to develop products that are responsive to technological trends and consumer demand. STB manufactures substantially all of its products at its ISO 9002 certified facility in Juarez, Mexico, which the Company believes enables it to respond more quickly to changing customer needs, maintain product quality and achieve economies of scale.

    The Company's multimedia subsystem product line includes a wide selection of multimedia accelerator subsystems (also referred to as "graphics add-in cards") designed primarily for use in mid to high-end PCs. STB's multimedia accelerator subsystems enable users to take advantage of true-color graphics, 3D and other video features found in the latest PC operating systems (such as Microsoft Windows 95 and Windows NT) and in multimedia applications. The Company sells its multimedia subsystem products to major OEMs and, to a lesser extent, to commercial customers, such as retailers, distributors and direct-mail companies. The Company is broadening its relationships with OEMs beyond the sale of multimedia accelerator subsystems to include the sale of other complementary multimedia subsystems, such as DVD decoder subsystems, PC/TV convergence subsystems and sound cards, and is evaluating the production of motherboards that incorporate multimedia capabilities. Sales of multimedia subsystems to OEMs represented approximately 85% and 79% of the Company's total net sales for the 1998 first fiscal quarter and the fiscal year ended October 31, 1997, respectively. STB's OEM and commercial customers include Gateway 2000, Dell, Compaq, International Business Machines Corporation ("IBM"), Best Buy Co., Inc. ("Best Buy"), CompUSA Inc. ("CompUSA"), Tech Data Corporation, Ingram Micro, Inc. and Merisel, Inc.

    STB's specialized technology products include products designed to enable a single computer to control the display of up to 32 monitors and a recently introduced line of flat panel display products. These products apply proprietary software and hardware designs to industry standard components to deliver solutions tailored to customers' needs. STB sells its specialized technology products primarily to resellers, the workstation groups of OEMs and corporate customers for specialized applications in the financial services, hospitality, factory automation, transportation and emergency response industries. Customers for STB's specialized technology products include Reuters Limited, Compaq and LodgeNet Entertainment Corporation.

INDUSTRY

    According to Dataquest, an estimated 97.3 million PCs will be shipped worldwide in 1998, compared to 83.1 million units in 1997 and 70.9 million units in 1996. A substantial portion of the PCs shipped in recent periods incorporate high performance Intel Pentium, Pentium Pro and Pentium II processors and support multimedia functionality, including CD-ROM storage and playback, high-resolution graphics, digital video and audio and, in most systems, hardware 3D acceleration and telecommunications. The evolution of these multimedia-enabled PCs has been driven by the proliferation of high performance hardware, operating systems like Microsoft Windows 95 and Windows NT, the popularity of the Internet and the growth in the number of consumer and business applications featuring greater use of graphics, video and sound.

    The PC market continually demands more sophisticated multimedia products as new technologies evolve and enter the mainstream. Intel's incorporation of the MMX extended instruction set in its microprocessors, as well as its recent introduction and support of the Accelerated Graphics Port ("AGP"), reflect the demand for higher CPU multimedia functionality and better integration between the CPU and the multimedia subsystem. These architectural enhancements, in combination with evolving digital standards such as MPEG-2 decompression, Dolby Digital audio and DVD storage, are establishing the PC as the enabling platform for digital television, video teleconferencing and other emerging multimedia capabilities.

    Multimedia applications typically place substantial processing demands on a PC's CPU, often degrading system performance. The processing burden on the CPU can be reduced by offloading the computationally intensive multimedia processing functions to specialized graphics and other multimedia subsystems. This allows the PC's CPU to address other functions and improves the PC's overall performance. Offloading multimedia processing functions can be achieved either through the placement of subsystems on the motherboard or the use of add-in subsystems. Motherboard implementations are typically less expensive, but currently most motherboards provide lower levels of functionality and performance than multimedia subsystems. Currently, add-in subsystems are more expensive, but generally support higher levels of functionality and provide a higher degree of flexibility in PC configuration because PC manufacturers can stabilize their motherboard configurations and add multimedia subsystems that suit end-user demands. Consequently, using add-in subsystems, PC manufacturers can more rapidly integrate new technologies into their product lines and meet a range of price and performance requirements.

    Historically, PC manufacturers continuously have introduced more powerful PCs while maintaining relatively constant prices. Recently, PC manufacturers introduced PCs at lower price points, in particular below $1,000. OEMs are able to meet some of the cost requirements for the lower cost PC market by reducing the complexity of their products. To this end, OEMs have begun to integrate functionality previously provided by separate subsystems, including multimedia subsystems, onto the motherboard.

    The accelerating pace of technological advancement and the demand by consumers for more functionality have required OEMs to deliver technological innovation to the market more quickly. Consequently, PC manufacturers must introduce new PC models to the market more frequently. Accelerating time-to-market demands have made it more difficult for OEMs to devote the resources necessary for the timely internal development of multimedia subsystems incorporating the latest innovations. Furthermore, many OEMs are expanding their product lines in response to consumer demand for a broader range of price and performance options. As a result, many OEMs have recently expanded their product lines by outsourcing their multimedia subsystem development needs to those suppliers able to meet their time-to-market and performance requirements with high quality, cost-effective solutions.

SOLUTION

    STB delivers to its customers innovative multimedia subsystems and specialized technology products designed to meet increasing performance requirements at cost-effective prices and on a timely basis. By working closely with component suppliers and OEM customers, the Company is able to develop innovative products that are responsive to product development trends and consumer demands. As OEM customers communicate desired features for next generation products, STB uses its close supplier relationships and its technical and marketing expertise to determine the most appropriate components to meet required price and performance specifications. By maintaining direct control over production, the Company believes it can respond more quickly to changing customer needs and better control quality and costs. The Company believes that the combination of its strong relationships with leading-edge graphics controller chip suppliers and its OEM customers, coupled with software and hardware design expertise and in-house manufacturing capabilities, enables the Company to deliver to its customers a time-to-market advantage over competing solutions.

STRATEGY

    The Company's goal is to become the leading supplier of multimedia accelerator subsystems and certain other multimedia subsystems for PCs. The major elements of the Company's strategy are as follows:

    - CONTINUED FOCUS ON OEM CUSTOMERS AND OEM SALES CHANNEL. The Company focuses on its OEM customers, and, in particular, several of the largest OEMs, as evidenced by significant increases in net sales within this channel and the proportion of net sales within this channel during the past several years. During fiscal year 1997, approximately 79% of the Company's net sales were realized through its OEM channel, with Gateway 2000, Dell and Compaq accounting for 35%, 20% and 11% of net sales, respectively. The Company believes that by developing and maintaining close relationships with leading PC OEMs, it is better able to anticipate the demands of its OEM customers, understand market trends and accelerate product development to address the requirements of its customers.

    - CONTINUED FOCUS ON MULTIMEDIA ACCELERATOR SUBSYSTEM MARKET AND OTHER EMERGING MULTIMEDIA OPPORTUNITIES. The Company intends to continue to focus its efforts on the multimedia accelerator subsystem market, where it has consistently demonstrated its ability to introduce multimedia accelerator subsystems designed to satisfy rapidly evolving and increasingly demanding performance standards. Furthermore, the Company intends to leverage its strong relationships with leading-edge graphics controller chip suppliers and its OEM customers, its software and hardware expertise, and its in-house manufacturing capabilities to become the provider of choice to OEMs for other multimedia subsystem products such as DVD decoder subsystems, PC/TV convergence products and sound cards. In addition, the Company is actively soliciting orders for motherboards that incorporate graphics circuitry. In the event that the Company secures an order, the Company will undertake to design, develop and manufacture motherboards that deliver multimedia capabilities.

    - VALUE-ADDED ENGINEERING EXPERTISE. The Company's experienced software and hardware engineers provide STB with industry-leading design expertise. The Company intends to apply its engineering expertise to respond more quickly to customer requirements, anticipate trends and advances in its industry and expand its product line to take advantage of new technology applications. During the past several years, the Company's products have won industry awards from numerous publications including PC MAGAZINE, PC WORLD, WINDOWS MAGAZINE, PC PROFESSIONAL and PC COMPUTING.

    - CONTROL OF MANUFACTURING. The Company believes that it is the only major independent supplier of multimedia accelerator subsystems that manufactures all of its own products rather than outsourcing its manufacturing operations. The Company believes that having its own manufacturing facility incorporating automated SMT in Juarez, Mexico enables it to maintain lower manufacturing costs, meet expedited customer delivery schedules, adjust quickly to changes in product orders, achieve shorter production cycles and accommodate modified or unusual design specifications, while at the same time ensuring product quality and reliability. The Company is in the process of expanding its Juarez plant to increase its production capacity.

    - SELECTIVE PURSUIT OF ADDITIONAL SALES CHANNELS. In addition to expanding its OEM sales channel, the Company intends to continue its efforts to further penetrate the commercial market. The Company believes that its experience in meeting the standards that its OEM customers demand better positions the Company to provide competitive products in the commercial market. The Company believes that increasing awareness of the STB brand name, due in part to its penetration into the OEM sales channel, has strengthened its position in the commercial market. The Company also seeks to leverage its expertise acquired by developing and manufacturing multimedia subsystem products in order to develop and manufacture its specialized technology products. The Company believes it is one of the world's largest suppliers of specialized technology products and intends to continue marketing these products to current customers, as well as to new customers in the same and other targeted industries.

    - CONTROLLER CHIP INDEPENDENCE. Unlike some of its competitors, the Company designs its products after evaluating controller chips produced or under development by a number of leading suppliers. The selection of a controller chip is based on competitive factors including performance, cost, compatibility and reliability of supply. The Company believes that outsourcing rather than internally designing, developing and manufacturing controller chips allows it to consistently develop products incorporating the latest technological advances. Moreover, similar to some of the reasons driving the Company's OEM customers to purchase subsystems from the Company, STB is able to leverage the substantial expenditures made by developers of controller chips, achieve component flexibility and decrease the time and expense required to develop new products.

PRODUCTS

    The Company divides its products into two categories: multimedia subsystem products and specialized technology products. From its entry-level to its most sophisticated products, the Company offers its customers products that enhance the graphics, video and audio capabilities for an increasingly broad range of PC configurations and applications.

 MULTIMEDIA SUBSYSTEM PRODUCTS

    The Company's multimedia subsystem products include a full range of multimedia accelerator subsystems at various price points, as well as other multimedia subsystem products.

    MULTIMEDIA ACCELERATOR SUBSYSTEMS. Substantially all of the Company's multimedia accelerator subsystems are capable of displaying full-motion video images on a PC. A typical multimedia accelerator subsystem consists of a printed circuit board configured with a graphics controller chip, memory chips and software drivers and utilities. The Company believes that optimal graphics enhancement and video display require custom software and hardware design that maximize the performance and features of a PC system. The Company distinguishes its products from those of its competitors through its proprietary software drivers and utilities and through the hardware design of its multimedia accelerator subsystems. The Company incorporates its proprietary STB Vision software utility on many of its multimedia accelerator subsystem products. STB Vision supports various chipsets, with a consistent interface that supports multiple languages, including English, German, French, Dutch, Polish, Japanese, Italian and Spanish, and enhances the performance of a multimedia accelerator subsystem.

    The Company's multimedia accelerator subsystem product line is comprised of products with varying degrees of performance based on display speed, resolution, color depth and 2D/3D capability. The display speed of a multimedia accelerator subsystem is determined primarily by the graphics controller chip and software drivers, while display resolution and color depth are determined primarily by the amount of display memory. The Company offers a wide array of multimedia accelerator subsystems that are compatible with the bus architectures prevalent in today's market.

    By offering a complete line of multimedia accelerator subsystems, the Company can better establish and build relationships with OEMs. The Company currently offers a high-end professional multimedia accelerator subsystem product line that features a choice of several types of rasterization engines (devices that generate a 2D image from a 3D geometrical model) from 3Dlabs Inc., Ltd. ("3Dlabs"), memory ranging from 8MB to 40MB and separate geometry co-processors. This product line is optimized to support the Windows NT operating system and OpenGL 3D graphics and is targeted at customers with the most demanding 3D requirements, such as simulation, 3D modeling and animation development.

    The Company also offers multimedia accelerator subsystem products targeted at mainstream customers. The top of STB's mainstream product line is the Velocity 128, which has 4MB of Synchronous

Graphics RAM ("SGRAM") and incorporates the NVIDIA Corporation ("NVIDIA") RIVA 128 graphics controller chip. The Company offers a number of mid-range products, including products with 2D and 3D graphics capability, which generally contain from 1MB to 4MB of EDO or Synchronous DRAM ("SDRAM") memory. For fiscal year 1997, approximately 63% of the multimedia accelerator subsystems shipped by the Company had hardware-assisted 3D capability and in the 1998 first fiscal quarter approximately 89% of the multimedia accelerator subsystems shipped by the Company had hardware-assisted 3D capability.

    OTHER MULTIMEDIA SUBSYSTEM PRODUCTS. In addition to multimedia accelerator subsystems, the Company offers complementary multimedia subsystem products that incorporate various emerging technologies.


    - DVD DECODER SUBSYSTEMS. During the 1997 third fiscal quarter, STB began shipping to OEMs products designed to enable the use of DVD drives in PCs. The DVD is a 5 1/4-inch diameter disk that looks almost identical to the CD-ROM. However, due to advances in recording technology, the capacity for the DVD is greater than 4,770 megabytes, as compared to 680 megabytes on the CD-ROM. Full motion video and audio data that is recorded on the DVD is compressed using the MPEG-2 standard, and the audio data is digital data using Dolby Digital processing. This video and audio data must be processed as it goes from the DVD drive to the PC memory. STB provides the DVD decoder subsystem that is required to process this data. At least one of STB's first two DVD decoder subsystem products, DVD Theater or Impact DVD, is used by Gateway 2000, Dell and Compaq. Since the drive mechanism for the DVD is very similar to current CD-ROM drives, the cost of these high-capacity drives likely will approach that of the CD-ROM drives during late 1998. Since DVD drives can read current CD-ROMs, industry analyst International Data Corporation ("IDC") predicts that the DVD will begin replacing the CD-ROM during 1998 and will gain market share relative to the CD-ROM over the coming years. According to IDC, approximately 2.3 million DVD drives were sold into the PC market in 1997 and approximately
      83.8 million units will be sold into the PC market in the year 2000.



    - PC/TV CONVERGENCE SUBSYSTEMS. The Company's PC/TV convergence subsystems are capable of receiving analog television broadcasts or cable transmissions and producing a full-motion television display on a PC monitor. One important feature of these products is that they allow users to access Intel Intercast, which broadcasts within an analog television transmission signal and provides Internet-like information to supplement television programs. These products are sold through the Company's OEM channel and through commercial retailers such as Best Buy and CompUSA. The Company's Video Rage II television tuner/multimedia accelerator subsystem is used in Gateway 2000's Destination PC/TV product line.


    - SOUND CARDS. A sound card, or "audio adapter add-in board," converts digital audio information into high-fidelity, stereo-quality sound. A sound card incorporates an audio controller chip, memory chips and software drivers and utilities in configurations designed to produce high quality sound. The Company began shipping sound card products in July 1996 in response to OEM customer demand for this additional product offering. The Company believes that its sound cards complement its multimedia accelerator subsystem products.

    The Company anticipates that its multimedia subsystem product line will continue to evolve based upon its assessment of strategic multimedia opportunities and the continuing demand for new generations of video and audio solutions from OEMs and end-users. The Company's multimedia subsystem products tend to have relatively short life cycles, reflecting the dynamic nature of technological development within the PC industry. Historically, OEMs have introduced new system configurations as often as twice a year, and the Company must design, develop, manufacture and deliver its new products to comply with OEMs' schedules. The life cycle for a multimedia accelerator subsystem typically is six to nine months (plus a few additional months of sales for certain products in the commercial market). See "Risk Factors--Limited Product Life Cycle; Rapid Technological Change; Management of Product Transitions."


    A substantial number of PCs incorporate graphics circuitry on the motherboard, particularly in lower cost PCs. The Company is actively soliciting orders for such motherboards from OEMs and, in the event that the Company secures an order, the Company will undertake to design, develop and manufacture motherboards that deliver multimedia capabilities. There can be no assurance that the Company will obtain any such orders or, if it does secure any orders, such products can be produced in profitable quantities, if at all. The Company anticipates that it will continue to expend efforts with respect to motherboards and other potential products. See "Risk Factors--Entry Into New Product Markets."

    The Company's current major multimedia accelerator subsystems and other multimedia subsystem products include the following:

    PRODUCT NAME                             DESCRIPTION                          STATUS
                    PROFESSIONAL 3D MULTIMEDIA ACCELERATOR SUBSYSTEMS

Glyder MP             High performance professional 3D multimedia accelerator    Shipping
                      subsystem with dual 3Dlabs GLINT MX graphics processors
                      and GAMMA geometry co-processor using 8MB of VRAM and
                      32MB of DRAM

Glyder MX             High performance professional 3D multimedia accelerator    Shipping
                      subsystem with a 3Dlabs GLINT MX graphics processor and
                      GAMMA co-processor using 8MB of VRAM and from 8MB to 32MB
                      of DRAM

Glyder TX Gold        Mid-range professional 3D multimedia accelerator           Shipping
                      subsystem with a 3Dlabs GLINT TX graphics processor with
                      8MB of VRAM plus 8MB of DRAM
Glyder Max - II       Entry-level professional 3D multimedia accelerator         Shipping
                      subsystem with a 3Dlabs Permedia II graphics processor
                      with 8MB of SGRAM
                           3D MULTIMEDIA ACCELERATOR SUBSYSTEMS

Velocity 128          Upper mid-range multimedia accelerator subsystem with 128  Shipping bit architecture with an NVIDIA RIVA 128 graphics
                      processor using 4MB of 128 bit SGRAM

Velocity 3D           Upper mid-range multimedia accelerator subsystem with an    Mature
                      S3 ViRGE VX graphics processor using 4MB or 8MB of EDO
                      RAM

Nitro 3D              Mid-range multimedia accelerator subsystem with an S3      Shipping
                      ViRGE GX graphics processor using either 2MB or 4MB of
                      SDRAM

Powergraph 64 3D      Entry-level multimedia accelerator subsystem with an S3     Mature
                      ViRGE graphics processor using either 2MB or 4MB of SDRAM

    PRODUCT NAME                             DESCRIPTION                          STATUS
                           2D MULTIMEDIA ACCELERATOR SUBSYSTEMS

Lightspeed 128        Mid-range multimedia accelerator subsystem with a Tseng     Mature
                      Labs ET6000 graphics processor using 2 or 2.25 MB of
                      SDRAM
Nitro 64 Video        Entry level multimedia accelerator subsystem with a         Mature
                      Cirrus Logic CL5446 graphics processor using either 1 MB
                      or 2MB of EDO DRAM
Powergraph 64 Video   Entry level multimedia accelerator subsystem with an S3     Mature
                      Trio V2 graphics processor using either 1 MB or 2MB of
                      EDO DRAM
                                  DVD DECODER SUBSYSTEMS

DVD Theater           An all hardware DVD solution using an IBM                  Shipping
                      Microelectronics MPEG decoder chip
Impact DVD            A hybrid hardware/software DVD solution using a Chromatic  Shipping
                      Research Mpact M1 media processor supporting software for
                      MPEG-2 and Dolby Digital audio decoding
                               PC/TV CONVERGENCE SUBSYSTEMS

Video Rage II         3D multimedia accelerator subsystem using STB's "Hub"      Shipping
                      architecture with television tuner, TV output and
                      optional DVD module (similar to DVD Theater)
TV-PCI                TV tuner adapter with the capability of receiving cable    Shipping
                      or over-the-air analog television broadcasts
                                       SOUND CARDS

Wave Up               Audio wavetable, upgrade card for incorporation on         Shipping
                      certain Intel-logic motherboards

 SPECIALIZED TECHNOLOGY PRODUCTS

    The Company's specialized technology products apply proprietary software and hardware designs to industry standard components to deliver tailored solutions for specific problems, and are characterized by significantly lower unit sales volumes and relatively higher unit prices and gross profit margins than the Company's multimedia subsystem products. The Company's specialized technology products are sold primarily to resellers, the workstation groups of OEMs and corporate customers for specialized applications in a number of industries, including the financial services, hospitality, factory automation, transportation and emergency response industries. The Company's specialized technology products include products designed to enable a single computer to control the display of up to 32 monitors. In addition, STB also recently introduced a line of flat panel display products. The Company believes it is currently one of the world's largest suppliers of multi-monitor products.

    The Company offers two families of multi-monitor multimedia accelerator subsystem products distinguished by the resolution of the monitors with which they are designed to be used. The MVP family of products is used with high-resolution monitors, and the Channel family is used with low-resolution, television-type monitors. An important component that the Company incorporates into the MVP family of products is its "virtual screen" software driver (which enables multiple monitors to act as a single screen, displaying numerous "windows" of information through only one computer) and its Mediator utility (which enables the user to control the placement of applications on the available displays). Several financial institutions presently employ this capability in their trading rooms, where large amounts of information must be continuously available to traders. The Company has made several technological advances to its existing MVP product line, including the introduction of full motion digital video scalers, live video/TV tuner input ports (based on the PCI bus standard) and new video graphics drivers and utilities. Channel products are used in applications, such as airport arrival and departure displays, where lower cost and larger display size are more important than clarity of display. Channel products are also used to facilitate the selection of on-demand programming for hotel room televisions.

    The Company began shipping the Galileo 15, its first flat panel display product, during the first fiscal quarter of 1998. The Galileo 15 is a 15-inch, thin film transistor ("TFT") display. This flat panel display product consists of (i) a multimedia accelerator subsystem that includes special circuitry to transmit graphics and video data to digital flat panels, (ii) a receiver card to receive the transmitted information, (iii) STB's custom driver and utility software to allow the display subsystem to work with Windows NT and Windows 9X and (iv) the flat panel display housed in STB's proprietary housing and mounting system. Flat panel display products offer several advantages over cathode ray tube ("CRT") glass monitors. In particular, flat panel display products are much thinner, (two to six inches thick as compared to the foot or more required for CRTs), generate less heat than CRTs and cause less strain on the user's eyes. Flat panel display systems are currently three to five times more expensive than an equivalent CRT system but are expected to decline in price in 1998 and 1999.

    The Company also recently introduced several specialized technology products that incorporate digital video features that meet the MPEG-2 decompression standard and in some cases incorporate a multimedia accelerator subsystem. These products, some of which have multi-monitor control capability, enable applications such as video-on-demand, storing video data for viewing at a later time and receiving MPEG-2 encoded material over direct broadcast satellite or advanced technology cable. There can be no assurance that such products can be produced in profitable quantities, if at all. See "Risk Factors--Entry Into New Product Markets."

    Listed below are the principal industries and applications for the Company's specialized technology products:

      INDUSTRY                                     APPLICATION
Financial services    Support of simultaneous display of multiple data sources on multiple monitors from a single PC for use by financial traders

Hospitality           Control of display on hotel room televisions to allow guests to view movie choices, review bill prior to checking out and obtain other information

Factory automation    Dual-monitor graphical man-machine interface for factory machinery

Transportation        Flight arrival and departure information

Emergency response    "911" emergency call center displays to allow the operator to follow multiple calls simultaneously, plus view a map of the emergency location on a separate monitor

    In addition, on occasion, STB provides contract assembly services for third parties, adding incremental gross profit and contributing to the absorption of overhead by increasing utilization of manufacturing capacity. Revenues from these contract assembly services constituted approximately 1% of the Company's net sales in fiscal year 1997.

DESIGN AND DEVELOPMENT

    The timely development and introduction of new products is essential to meeting the performance requirements of OEM customers and reinforcing the Company's competitive position in its other sales channels. The Company works closely with its suppliers and OEM customers to develop new products that satisfy specific OEM product requirements, such as performance and display features. The Company's software and hardware engineers design, develop and test the new product prototypes, selecting the most appropriate graphics controller chips, memory chips and other components for the Company's products. The Company's design and development personnel have enabled STB to repeatedly deliver the latest technologies to the OEM market.

    In order to achieve customer acceptance for its products, the Company must ensure that its products can function properly in a variety of PC system configurations and with most popular commercial application software and operating systems. In addition to ensuring that the Company's products work in a variety of configurations and with most applications, STB's compatibility lab also compares the test performance of the Company's products against that of competitors' products. STB submits most of its products for compatibility and performance testing to Microsoft's WHQL. WHQL certification typically requires up to several weeks to complete and entitles the Company to claim that a particular product is "Designed for Microsoft Windows." The Company's OEM customers typically require the Company's products to be Designed for Microsoft Windows prior to making volume purchases. STB also sends product prototypes to OEM customers for performance and compatibility testing and to the Federal Communications Commission (the "FCC") and the Cenelec branch of the European Economic Community (the "EEC") for "CE Certification." See "--Government Regulations." After any necessary modifications are made to a product, it is released for production.


    The Company believes that the strength of its engineering resources is critical to its competitiveness. The Company has substantially increased its engineering and technical resources, so that as of January 31, 1998 it had a total engineering staff of 92, including 16 hardware engineers and 43 software engineers. The Company also has established software engineering centers in Houston, Texas; Eugene, Oregon; and Belfast, Northern Ireland and plans to open a software engineering center in Austin, Texas in the 1998 second fiscal quarter. The Company's engineering resources are critical to its strength in responding quickly to customer requirements, anticipating trends and advances in its industry and expanding its product line to access new technologies and applications. See "--Products" and "Risk Factors-- Dependence on Key Personnel."


    The Company has won numerous awards from recognized industry magazines, including PC MAGAZINE, PC WORLD, WINDOWS MAGAZINE, PC PROFESSIONAL AND PC COMPUTING. STB's Velocity 128 product has received greater recognition from industry publications than any other product in Company history. The Velocity 128 recently won the PC MAGAZINE Editor's Choice award for business computing, primarily as a result of its versatility, with outstanding performance in 3D graphics plus video acceleration. In addition, PC COMPUTING gave the Velocity 128 its five star award, plus the prestigious Most Valuable Product award for the best product of its class for 1997. In addition to the excellent results in the U.S. trade press, the Velocity 128 has won awards in graphics subsystem reviews from PC WELT in Germany, PC ACHAT and WINDOWS NEWS in France, COMPUTER BUYER and PERSONAL COMPUTER WORLD in the U.K., and CHIP in Italy.

SUPPLIERS

    The Company believes its close relationships with its component suppliers are essential to producing low-cost, innovative products and maintaining short design-to-market cycles. The Company's primary products, multimedia accelerator subsystems, are printed circuit boards that contain a number of components, including a graphics controller chip, memory chips, logic chips, capacitors and resistors. The graphics controller chip, which regulates the information that is displayed on the PC monitor, and the memory chip, which stores graphics information for display, are the most important components in determining the functions and manufacturing cost of a multimedia accelerator. The Company's other multimedia subsystem products generally contain components comparable to those found on an STB multimedia accelerator subsystem but with different types of controller chips.


    The Company purchases various types of controller chips directly from sole suppliers, including S3, Incorporated ("S3"), Cirrus Logic, Inc., 3Dlabs, NVIDIA and IBM. These controller chips typically include related software drivers, which the Company's software engineers often enhance for use in STB products. In addition to controller chips and their related software drivers, several other components that are used in the Company's products are obtained from single or limited sources. The Company has no guaranteed supply arrangements with any of its suppliers, and there can be no assurance that current suppliers will be able to meet its requirements. While the Company believes that with respect to its single and limited source components it could, in most cases, obtain similar products from other resources, it likely would be required to pay significantly more for such products, alter product designs to use alternative products or reduce or delay its production of the related products. As a result of delays in the delivery of components, lack of available components or the lack of compatible software drivers from component vendors, the Company has in the past experienced difficulty meeting its own scheduled shipment dates to customers, and such difficulties are likely to recur. See "Risk Factors--Dependence on Suppliers."


    The Company purchases memory chips from a number of manufacturers, including IBM, Mosel Vitelic, Hyundai Electronics Industries Co., Ltd., Samsung Electronics Co., Ltd. and Toshiba Corporation. Memory chips are less expensive if purchased directly from the manufacturer, but manufacturers sometimes do not produce sufficient quantities of memory chips to satisfy market demand. In times of restricted supply of memory chips, manufacturers have in the past, and may in the future, allocate the sale of their memory chips to customers based, among other factors, upon purchase volumes and the customer's creditworthiness. The Company's ability to purchase memory chips from distributors, and possibly on the spot market, provides an alternative, but more costly, source of supply if the Company cannot obtain necessary supplies from memory chip manufacturers. See "Risk Factors--Dependence on Suppliers."

    The Company's unit component costs tend to be volatile, and a significant increase or decrease in unit component costs may have a significant effect on the Company's results of operations. The Company may experience component cost increases in the future, which could have a negative effect upon gross profit margins and gross profits. See "Risk Factors--Dependence on Suppliers."

MANUFACTURING

    STB considers its ability to manufacture high quality products at a low cost to be critical to its competitiveness. STB began manufacturing at its facility in Juarez, Mexico in 1988 and presently conducts substantially all of its manufacturing operations at this ISO 9002 certified facility. STB believes that by operating its own manufacturing facility, it is able to respond more quickly to changing customer needs and better control product quality and cost. By locating its manufacturing facility in Juarez, Mexico, the Company benefits from low labor and shipping costs, as well as proximity to its headquarters in Richardson, Texas. The Company has increased its manufacturing capacity in Mexico to approximately 500,000 boards per month, depending on product mix and complexity. This increase in manufacturing capacity has been achieved primarily through the addition of new high-volume automated SMT equipment capable of manufacturing double-sided products, as well as through existing equipment upgrades. The Company believes that the addition of this equipment has increased not only its manufacturing capacity but also the speed and efficiency of its manufacturing operations. With this additional equipment, the Company believes its manufacturing capacity is sufficient for its current level of operations. Nevertheless, the Company is currently installing additional high-volume automated SMT equipment, with capabilities to manufacture double-sided circuit boards, to further increase its manufacturing capacity. In addition, the Company recently relocated a portion of its manufacturing operations to a larger facility adjacent to its present manufacturing facility, which should provide the Company with the ability to further increase its manufacturing capacity, if necessary. See "--Properties" and "Risk Factors--Single Manufacturing Facility."


    The Company emphasizes a comprehensive quality control program at each step in the manufacturing process. The manufacturing process involves both automated and manual placement and soldering of components onto the circuit board. After final assembly is completed, each product unit undergoes an elevated temperature burn-in, a process simulating a PC environment in which the product is placed in an oven and connected to an electrical source for several hours. After each product has been burned-in, it is placed through a series of diagnostic tests to detect defects. The Company believes its comprehensive testing procedures contribute significantly to its ability to satisfy customers' stringent product performance and reliability requirements. The Company generally offers a limited warranty ranging from 15 to 60 months on multimedia subsystems sold to OEMs, a five-year limited warranty on its specialized technology products and a limited lifetime warranty on multimedia subsystems sold to commercial customers.


    While the Company conducts substantially all of its manufacturing operations at its facility in Juarez, Mexico, it also maintains a smaller facility at its Richardson, Texas headquarters to develop and test prototypes and for first-run testing of new products. The Company also maintains a separate facility in Richardson, Texas for technical support and product repair. In addition, the Company burns-in and functionally tests a small portion of its products assembled in Mexico at its Richardson, Texas facilities.

SALES AND MARKETING

    SALES. The Company presently sells its products in North America, most countries in Europe and certain countries in the Pacific Rim. U.S. sales accounted for approximately 74% and 73% of the Company's net sales in the 1998 first fiscal quarter and fiscal year 1997, respectively.

    The Company organizes its Richardson, Texas based North American sales force on the basis of its three sales channels. The OEM sales force provides direct sales coverage of selected OEMs. The commercial market sales force focuses on marketing and sales to retailers, distributors and direct mail companies, and also coordinates the efforts of the Company's independent sales representatives for the commercial channel. The specialized technology sales force coordinates its efforts with the Company's engineering staff to create interest among prospects and customers and to determine product features.

    The Company's North American sales force generally operates in tandem with the Company's independent sales representative network in the commercial market. These sales representatives typically are retained based on relationships they have with potential customers. The Company believes that the services of independent sales representatives are important for obtaining and maintaining relationships with certain commercial customers. The Company's independent sales representatives generally do not sell products that compete with those products they handle for the Company. In general, the Company does not utilize independent sales representatives for its OEM or specialized technology products.

    The Company's European sales force, headquartered in London, is responsible for OEM, commercial and specialized technology product sales in the region. The European sales force has greater direct sales coverage responsibility than the North American sales force because STB employs fewer European independent sales representatives. The Company's marketing and sales efforts for countries outside of North America and Europe are coordinated from STB's Richardson, Texas offices.

    The Company's net sales to OEMs, the commercial market and specialized technology customers represented approximately 85%, 9% and 5% of the Company's total net sales in the 1998 first fiscal quarter, and approximately 79%, 12% and 8% of the Company's total net sales in fiscal year 1997. The Company's top three customers accounted for approximately 76% of net sales during the 1998 first fiscal quarter, with Gateway 2000, Dell and Compaq accounting for approximately 40%, 32% and 4%, respectively, of the Company's net sales for such period. The Company's top three customers accounted for approximately 66% of net sales during fiscal year 1997, with Gateway 2000, Dell and Compaq accounting for approximately 35%, 20% and 11%, respectively, of the Company's net sales for such period. In the commercial segment, the Company recently has increased its marketing efforts in the distribution segment of the commercial market. The Company attributes the recent increase in its commercial channel sales to its increased focus on distributors. The Company sells products to the commercial market through specialty retailers, such as Best Buy and CompUSA, and commercial distributors, such as Tech Data Corporation, Ingram Micro, Inc. and Merisel, Inc. The Company sells its specialized technology products primarily to resellers, the workstation groups of OEMs and corporate customers in the financial services, hospitality, factory automation, transportation and emergency response industries, which include customers such as Reuters Limited, Compaq and LodgeNet Entertainment Corporation.

    The Company generally allows returns in the form of stock rotations only of products sold to commercial customers such as distributors and retailers. The Company's current stock rotation policies typically permit a commercial channel customer to return approximately 10% of the products purchased from STB within the previous 90 days if it concurrently places an order for other STB products of equal or greater value. The Company usually is able to resell returned products. In addition, the Company typically provides price protection to commercial customers in the form of credits for price reductions on products remaining in customer inventories at the time price protection is granted. See "Risk Factors--Stock Rotation and Price Protection Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    The Company currently sells all its products at prices denominated in U.S. dollars, but expects to sell its products in other currencies in the future, thereby increasing its currency exposure risk. Additionally, a substantial portion of the Company's manufacturing labor costs are incurred in Mexican pesos. See "Risk Factors--International Operations."

    MARKETING. STB promotes its products to OEM customers and specialized technology customers primarily through the efforts of the Company's sales force. The Company believes such direct promotion enables it to develop products that are more in line with its customers' requirements and market trends. The Company supplements these efforts by promoting its products at industry trade shows. The Company's commercial channel marketing efforts include advertising in recognized industry trade magazines and cooperative promotional efforts with retailers and commercial distributors.

TECHNICAL SUPPORT

    The Company believes that providing technical support to its customers is essential to its ongoing competitiveness. The Company maintains a toll-free telephone line in the U.S. to provide technical support for purchasers of its specialized technology products as well as for purchasers of its multimedia subsystems sold in the commercial market. STB also maintains electronic bulletin board systems in Richardson, Texas and London, England to provide customers with new software drivers and utilities that update the capabilities of the Company's products. The Company's technical support group provides the software on disk at a nominal charge to customers who are unable to obtain updates through the electronic bulletin board system. STB provides software driver and utility updates for its products to maintain compatibility with new versions of software, increasing their useful life. The Company also prepares user manuals and other product documentation that it believes are informative and easy to understand.

COMPETITION

    The market for the Company's products is intensely competitive and the Company expects competition to increase. The Company competes with independent manufacturers of brand name multimedia subsystem products, as well as contract manufacturers and certain OEM manufacturing operations that produce multimedia subsystem products. The Company's major competitors in the multimedia subsystems market include Diamond Multimedia Systems, Inc., ATI Technologies, Inc., Matrox Graphics, Inc., ELSA AG, AccelGraphics, Inc., Creative Labs, Inc., CEI, Inc., Number Nine Visual Technology Corporation, and Hauppauge Computer Works, Inc. In the specialized technology product market, the Company's major competitors include Colorgraphic Communication Corporation, Datapath Ltd., and Appian Graphics Corp.


    In addition to its major competitors, certain of the Company's suppliers sell graphics controller chips directly to OEMs for use in internally produced multimedia accelerator subsystems, other multimedia subsystems or on motherboards. If one or more of the Company's significant OEM customers were to commence or increase internal production of multimedia accelerator subsystems or other multimedia subsystems, the Company's business, financial condition and results of operations could be materially adversely affected. Furthermore, several major OEMs currently integrate graphics controller chips on the motherboard of their PCs. If one or more of the Company's major OEM customers begins to incorporate graphics controller chips or other controller chips onto motherboards rather than incorporating the Company's products, the Company's business, financial condition and results of could be operations materially adversely affected. See "Risk Factors--Dependence on Multimedia Accelerator Market; Migration to Motherboards."

    The Company expects Intel to continue to invest heavily in research and development and new manufacturing facilities in order to maintain its position as one of the largest manufacturers of motherboards, and to promote its product offerings through extensive advertising campaigns designed to increase brand loyalty by PC users. Intel may, in the future, develop multimedia subsystems or multimedia-enabled motherboards using its i740 3D graphics processor, or other graphics controllers, which could directly compete with products that the Company may develop. In addition, Intel exerts significant influence over the 3D graphics industry due to the widespread acceptance of its microprocessor architecture and its development of new interface architectures such as the AGP bus. Any significant modifications by Intel to the AGP or future graphics interface architectures could render the Company's products obsolete, incompatible or less competitive. Any broad-scale introduction of multimedia subsystems or multimedia-enabled motherboards or significant modifications to the graphics interface bus by Intel which the Company is unable to access, and which consequently renders the Company's products less competitive or reduces their potential market, could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company competes in its markets on the basis of a number of factors, including the functionality, performance, price reliability and compatibility of its products, its ability to reach the market quickly with new products, its ability to meet customer delivery and reliability requirements, the quality of its technical support and its ability to develop and maintain relationships with customers and suppliers. Many of the Company's competitors and potential competitors have greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, and lower cost structures and larger customer bases than the Company. In addition, some of the Company's competitors manufacture their own controller chips, which provides these competitors with a significant advantage over the Company when the internally produced controller chips cost less or maintain higher price and performance levels than the controller chips available to the Company from independent suppliers. Furthermore, while the Company believes it is the only supplier of brand name multimedia accelerator subsystems that manufactures its own products, some of STB's competitors internally manufacture other multimedia subsystems, such as sound cards and PC/TV cards. The rapid pace of change in the industry and markets in which the Company competes places a premium on the knowledge and experience of a company's management, engineers and other personnel, and their ability to continuously develop, enhance and transition new products. The Company has continued to increase its engineering resources and believes that its ability to continue adding new engineers to its staff in the future will affect its competitiveness. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY

    The Company's success depends in part upon its proprietary technology, including, in particular, its software drivers and utilities and its hardware designs. The Company primarily relies upon copyright, trademark and trade secret laws to protect its proprietary technology, and occasionally seeks patent protection on selected inventions. The Company generally also enters into nondisclosure agreements with persons to whom it reveals its proprietary information, such as OEMs that the Company works with, concerning future products. There can be no assurance that the Company's present protective measures will be adequate to prevent misappropriation of its technology or independent third party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than the United States, and there can be no assurance that the protection provided to the Company's proprietary technology by the laws of the United States or foreign jurisdictions will be sufficient to protect the Company's technology. See "Risk Factors--Proprietary Technology; Intellectual Property Infringement Claims." While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that the rapid pace of technological change in the multimedia accelerator market will cause other factors to be more significant in maintaining the Company's competitive position. These factors include the technical expertise, knowledge and innovative skill of the Company's management and technical personnel, name recognition, timeliness and quality of support services provided by the Company and its ability to rapidly develop, produce, enhance and market innovative products.

    STB generally enters into nondisclosure agreements with suppliers of components for its products in connection with discussions regarding forthcoming features of those components. The Company also commonly enters into source code licensing agreements with suppliers of components that the Company desires to incorporate into its products.

    The Company has pending certain utility and design patent applications on its flat panel PC monitor products. The Company also has a United States trademark registration for the STB logo, and claims common law trademark rights with respect to certain other trademarks.

    It is common in the computer industry for companies to assert intellectual property infringement claims against other companies. As a consequence, the Company indemnifies some of its OEM customers in certain respects against intellectual property claims relating to STB's products used by these OEM customers. If an intellectual property claim were brought against an OEM customer or the Company and an OEM customer or the Company was found to be infringing upon the rights of others, the Company could be required to pay infringement damages, pay licensing fees, modify its products so that they are not infringing or discontinue offering products that were found to be infringing, any of which could materially adversely affect the Company and its results of operations. In addition, the assertion of such claims against one or more of the Company's vendors could adversely affect the availability from those vendors of components used by the Company.

    Based upon the Company's contractual indemnity of certain of its OEM customers, several of such customers recently sent the Company notices of potential indemnity claims as a result of a notice of infringement these OEM customers had received from a patent owner relating to the asserted infringement of his patent. Subsequently, the patent owner filed patent infringement lawsuits in the United States and elsewhere against several of such OEM customers and a number of other major PC systems manufacturers. The Company provides multimedia subsystems to such OEM customers for use in their products that are alleged to infringe on such patent owner's rights. Based upon the Company's preliminary evaluation of the patent, it does not believe the infringement claims are meritorious. See "Risk Factors-- Proprietary Technology; Intellectual Property Infringement Claims."

LEGAL PROCEEDINGS

    The Company is a party from time to time to certain legal proceedings arising in the ordinary course of its business. Although the amount of any liability that could arise with respect to these proceedings cannot be predicted accurately, the Company believes any liability that might result from any existing claims will not have a material adverse effect on the financial position of the Company.

GOVERNMENT REGULATIONS

    The Company's business is regulated by federal, state, local and foreign authorities. Products produced by the Company are subject to approval by the FCC and the EEC to assure that they do not interfere with the frequencies of other consumer electronics products. The Company installs certain filter circuitry on its products to prevent them from disturbing other frequencies in compliance with FCC and EEC regulations. To date, regulations applicable to the Company's business have had no material adverse effect on the Company's business, financial condition and results of operations. Although historically the Company has not experienced material delays in obtaining FCC or EEC approval for any of its products, occasional government budget constraints have caused delays in obtaining required approval for certain of the Company's products. The Company believes that any delay in obtaining such approvals could, in turn, result in delays in making certain shipments on a timely basis and have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's relationships with its employees at its Mexican manufacturing facility are regulated by the Mexican Federal Labor Law, which contains detailed provisions regarding minimum employment conditions and specifies rights that must be provided to all employees in Mexico. Other Mexican federal laws require employers to make contributions to the Mexican Social Security System and to establish and make regular contributions, in specified amounts, to individual retirement savings and housing accounts at a commercial bank for all employees. In addition, Mexican federal law requires the payment of substantial severance amounts, relative to employees' wages, in the event of the termination of a Mexican employee. Although Mexican laws governing employment relationships are extensive, aggregate labor costs at the Company's Mexican facility are less than labor costs would be at a similar facility in the United States. There can be no assurance, however, that these laws will not be amended or supplemented in the future to increase the compensation required to be paid to Mexican employees or the costs of compliance with such laws or that any such change would not have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's Mexican manufacturing operations are subject to regulation by various Mexican environmental agencies. In order to ensure compliance, the Company regularly monitors changes in Mexican environmental laws, and representatives of environmental agencies periodically inspect the Company's Mexican facility.

BACKLOG

    As of January 31, 1998, the Company's backlog was approximately $43.9 million, as compared to approximately $21.2 million at January 31, 1997. The Company includes in its backlog accepted purchase orders with respect to which a delivery schedule has been specified for product shipment within 60 days. The Company's business is characterized by short-term order and shipment schedules, and backlog tends to fluctuate substantially from month to month. Generally, orders constituting backlog are subject to changes in delivery schedule or to cancellation at the option of the purchaser. The Company's agreements with its customers typically specify penalties for cancellation of orders within 60 days prior to shipment. Other factors, including the Company's inability to obtain components in sufficient quantities, may result in delays in shipment or cancellation of orders included in backlog. See "Risk Factors--Dependence on Suppliers." Therefore, although backlog is useful for scheduling production, backlog as of any particular date should not be considered a reliable measure of sales for the current or any future period.

EMPLOYEES

    As of January 31, 1998, the Company employed 2,689 individuals, of whom 2,282 were employed in operations, 92 in engineering, 76 in sales and marketing and 239 in administration and finance. Included in the foregoing figures are 2,363 employees in Mexico. Competition for personnel in the PC industry is intense. The Company believes that its future success will depend in part on its ability to continue to attract and retain highly skilled technical, marketing and management personnel. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good. See "Risk Factors--Dependence on Key Personnel; Need for Additional Personnel" and "--Single Manufacturing Facility."

PROPERTIES

    The Company leases a 68,400 square foot facility in Richardson, Texas (16,200 square feet of which are subleased to the Company pursuant to a sublease that commenced November 1, 1996 and expires October 31, 1998) that serves as its headquarters and as a site for product development and testing. The Company also leases an approximately 21,100 square foot facility located near its headquarters in Richardson, Texas that is used for technical support, product development and product repair. The foregoing leases both expire in December 1998.

    The Company recently commenced construction of a new 210,000 square foot headquarters facility in Richardson, Texas to address recent and anticipated growth requirements. The Company expects that this facility will be completed in December 1998. At that time, the various operations conducted at its current facilities in Richardson will be consolidated at the new facility. See "Risk Factors--Headquarters Relocation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company currently leases a 79,100 square foot manufacturing facility in Juarez, Mexico, and recently undertook occupancy of a new 136,800 square foot manufacturing facility under lease on an adjacent site that provides increased space and improved layout for manufacturing operations, as well as options to acquire additional space. The term of the new lease will expire in November 2007 (plus four optional renewal periods of five years each). The Company has negotiated an extension of its current lease covering the 79,100 square foot Juarez facility to extend the lease on one-half of the space through June 30, 1998 and through December 31, 1999 for the remainder of the space. See "Business-- Manufacturing."

    Additionally, the Company leases 6,900 square feet of storage space in El Paso, Texas, under a lease expiring in March 1998. The Company anticipates replacing this storage space with a 20,800 square foot packaging and shipping facility, also in El Paso, under a lease expiring in April 2003. The Company also leases a software development office in Houston, Texas under a lease expiring in May 1999, a software development office in Eugene, Oregon under a lease expiring in February 2000, a software development office in Belfast, Northern Ireland under a lease expiring in April 2006, and sales offices in London, Paris and Austin under leases expiring in September 2012, December 2004 and April 1998, respectively. The Company also maintains product inventories in various locations under bonded warehouse arrangements in order to permit the timely delivery of certain products to nearby customers.

    The Company believes that its existing facilities are well maintained and in good operating condition and, following completion of construction of the Company's new headquarters facility, are adequate for its present and anticipated levels of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is information concerning the directors and executive officers of the Company:

NAME                                     AGE      POSITION
-----------------------------------      ---      -------------------------------------------------------------
William E. Ogle(1).................          51   Chief Executive Officer and Chairman of the Board of
                                                    Directors

Randall D. Eisenbach...............          47   Executive Vice President, Chief Operating Officer, Assistant
                                                    Secretary and Director

James L. Hopkins...................          52   Chief Financial Officer, Vice President of Strategic
                                                    Marketing and Director

J. Shane Long......................          31   Vice President of Sales and Marketing and Director

Bryan F. Keyes.....................          49   Vice President of Administration and General Counsel

James J. Byrne(1)(2)(3)............          61   Director

Dennis G. Sabo(1)..................          49   Director

Lawrence E. Wesneski(1)(2)(3)......          50   Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Stock Option Committee

    WILLIAM E. OGLE is a co-founder of the Company and has served as Chief Executive Officer since 1981 and Chairman of the Board since 1985. Prior to founding the Company, Mr. Ogle co-founded Sundance Sales, Inc., a manufacturer's sales representative organization selling a broad variety of electronic components, and served as President of that company from 1978 to 1983.

    RANDALL D. EISENBACH has served as a director of the Company since December 1994, as Executive Vice President and Chief Operating Officer of the Company since December 1993 and as Assistant Secretary since December 1994. From August 1990 to December 1993, Mr. Eisenbach served as Director of Operations of the Company. From November 1985 to December 1993, Mr. Eisenbach served as Director of Manufacturing for the Company.

    JAMES L. HOPKINS has served as a director and as Chief Financial Officer and Vice President of Strategic Marketing of the Company since December 1994. Mr. Hopkins' present responsibilities include directing European sales and marketing, managing specialized technology products and planning financial strategy. From 1987 through December 1994, Mr. Hopkins was active as general partner of H&H Management Systems, a consulting firm owned by Mr. Hopkins and his wife. H&H Management Systems, through Mr. Hopkins, provided a broad spectrum of consulting services to the Company from March 1990 through December 1994. Mr. Hopkins' responsibilities to the Company pursuant to STB's arrangement with H&H Management Systems were substantially identical to Mr. Hopkins' current responsibilities as an officer of the Company. Mr. Hopkins also served as an advisory director to the Company from 1992 until his election as a director in December 1994.

    J. SHANE LONG has served as Vice President of Sales and Marketing of the Company since November 1994. Mr. Long served as National Sales Manager of the Company from November 1992 to October 1994 and as Western Area Sales Manager from July 1992 to October 1992. From January 1991 to July 1992, Mr. Long served as a field sales employee for Quad State Sales, a manufacturer's representative company specializing in the sale of high-technology products. Mr. Long was elected a director of the Company following the completion of the Company's IPO.

    BRYAN F. KEYES has served as Vice President of Administration and General Counsel of the Company since November 1997. Prior to such date, Mr. Keyes served as Director of Legal and Finance of the Company since April 1993 and as Secretary and Treasurer since December 1994. Mr. Keyes is responsible for all legal matters and various administrative activities. From November 1992 to April 1993, Mr. Keyes was self-employed as a financial consultant. From January 1988 to November 1992, Mr. Keyes served as Vice President of Finance and Administration for Trammell Crow Distribution Corporation, a national warehousing and logistics company. From 1972 to 1987, Mr. Keyes was employed by Coopers & Lybrand, where he was a partner from 1980 to 1987. Mr. Keyes is a member of the American Institute of Certified Public Accountants, the Texas Society of CPAs and the State Bar of Texas.

    JAMES J. BYRNE has been a director of the Company since February 1995. Mr. Byrne has served as Managing Partner of Byrne Technology Partners, Ltd. since January 1996. This firm provides professional services for strategic alliances and mergers within the computer industry and offers technology consulting services for corporate re-engineering. From April 1990 to its sale in March 1995, Mr. Byrne served as President of Harris Adacom Corporation, a company formed from the merger of the data communications division of Harris Corp. and Adacom Inc., which was engaged in network systems and services. From December 1986 to April 1990, Mr. Byrne was the Vice President and General Manager of the data communications division of Harris Corp. Mr. Byrne serves on the board of directors of Lennox International, Inc., a manufacturer of heating, ventilation and air conditioning systems and is also a member of the national board of directors of the American Electronics Association (AEA). He is also a member of the Advisory Council of the University of Texas School of Engineering and Computer Science.

    DENNIS G. SABO has been a director of the Company since April 1997. He has served as the President and Chief Executive Officer of Arithmos, Inc., a privately held company engaged in the development of integrated circuits and technology for LCD flat panel displays since March 1996. From 1990 through February 1996, Mr. Sabo served as the Senior Vice President of graphics accelerator products for S3, a designer and manufacturer of integrated circuits, where he was involved in the early development and introduction of "Windows Accelerators." Prior to being employed by S3, Mr. Sabo held management positions in the field of integrated circuit design technology for approximately 20 years.

    LAWRENCE E. WESNESKI has been a director of the Company since February 1995. He has served as President and Chief Executive Officer of Hoak Breedlove Wesneski & Co. since August 1996. Hoak Breedlove Wesneski & Co. will participate as a co-manager of the underwriting syndicate in connection with the offering contemplated hereby. See "Underwriting." Prior to August 1996, Mr. Wesneski was President of BW Securities, Inc., which provided certain financial advisory services to the Company. From January 1987 to the present, Mr. Wesneski has served as President and Managing Director of Breedlove Wesneski & Co., a private merchant banking firm. From 1987 to 1995, Mr. Wesneski served as an advisory director to the Company. Mr. Wesneski serves on the board of directors of TSC Communications Corp., an independent operator of private pay telephones, Advanced Technical Products Corp., a defense products manufacturing company, and David's Supermarkets, Inc., a company that operates a regional chain of grocery stores. Mr. Wesneski also serves as the Vice Chairman of David's Supermarkets, Inc.

    Directors of the Company are elected annually by the shareholders and hold office until their respective successors are elected and qualified. All executive officers are elected annually by the Board of Directors to serve until the next annual meeting of the Board of Directors and until their respective successors are chosen and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has an Audit Committee, a Compensation Committee and a Stock Option Committee.

    AUDIT COMMITTEE. The Audit Committee annually recommends to the Board of Directors an accounting firm to serve as the Company's independent public accountants, consults with the Company's independent public accountants and with personnel from the internal audit and financial staffs with respect to corporate accounting, reporting and internal control practices and reviews and approves transactions with parties affiliated with the Company.

    COMPENSATION COMMITTEE. The Compensation Committee approves annual salary, bonus and sales commission levels for executive officers, oversees administration of the Company's employment agreements and administers the Company's Profit Sharing Plan.

    STOCK OPTION COMMITTEE. The Stock Option Committee administers the Company's Incentive Plan and Employee Plan.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION INFORMATION

    The following information summarizes annual and long-term compensation for services in all capacities to the Company for the fiscal years ended October 31, 1997, 1996 and 1995, of the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                          AWARDS(3)
                                                                                        -------------
                                                                 ANNUAL COMPENSATION     SECURITIES
                                                                ----------------------   UNDERLYING      ALL OTHER
NAME AND                                                                      BONUS        OPTIONS     COMPENSATION
PRINCIPAL POSITION                                     YEAR     SALARY($)   ($)(1)(2)        (#)          ($)(4)
---------------------------------------------------  ---------  ----------  ----------  -------------  -------------
William E. Ogle....................................       1997  $  260,000  $  169,240       --          $   3,562
  Chairman and Chief Executive Officer                    1996  $  200,000  $   96,741        90,000     $   1,974
                                                          1995  $  175,000  $   79,814       121,500     $   2,685

Randall D. Eisenbach...............................       1997  $  210,000  $  137,604       --          $   3,500
  Executive Vice President and                            1996  $  177,770  $   83,197        90,000     $   1,746
  Chief Operating Officer                                 1995  $  150,000  $   28,275        94,500     $   8,148

James L. Hopkins(5)(6).............................       1997  $  250,461  $  135,995       --          $   3,300
  Chief Financial Officer and Vice                        1996  $  162,066  $   60,463        90,000     $   1,250
  President of Strategic Marketing                        1995  $  108,199  $    7,701        69,750     $   1,917

J. Shane Long(7)...................................       1997  $  257,271  $  103,445       --          $   2,933
  Vice President of Sales and Marketing                   1996  $  212,993  $   55,626        90,000     $   1,150
                                                          1995  $  153,349  $   20,393        69,750     $     975

Bryan F. Keyes.....................................       1997  $  110,000  $   26,281       --          $   1,696
  Vice President of Administration                        1996  $   97,767  $   27,540        18,000     $     712
  and General Counsel                                     1995  $   91,267  $   18,678        18,000     $     400

------------------------

(1) The Company's current Profit Sharing Plan became effective upon the consummation of the Company's initial public offering, and amounts reported as bonus for fiscal year 1995 include certain payments that were made pursuant to the former Profit Sharing Plan prior to such consummation. Except for the percentage of pretax income allocated to the Profit Sharing Plan and the relative amounts allocated among participants, the former Profit Sharing Plan was substantially identical to the Company's current Profit Sharing Plan.

(2) None of the Named Executive Officers received any perquisites or other personal benefits in fiscal year 1995, fiscal year 1996 or fiscal year 1997 that in the aggregate exceeded the lesser of $50,000 or 10% of such Named Executive Officer's salary and bonus for such year.


(3) In the 1998 first fiscal quarter, the Company granted to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes options to purchase 30,000, 30,000 30,000, 30,000 and 7,500 shares of Common Stock, respectively, pursuant to the Company's 1995 Long Term Incentive Plan.


(4) Reflects for fiscal year 1996 matching contributions made by the Company pursuant to its 401(k) Savings Plan to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes in the amounts of $1,974, $1,746, $1,250, $1,150 and $712, respectively, and for fiscal year 1997 matching contributions made by the Company pursuant to its 401(k) Savings Plan to Messrs. Ogle, Eisenbach, Hopkins, Long and Keyes in the amounts of $3,562, $3,500, $3,300, $2,933 and $1,696, respectively.

(5) Salary amount includes for fiscal year 1995 (beginning January 1, 1995, when Mr. Hopkins was first compensated as an officer of the Company) $91,667 paid as base salary and $16,532 paid as sales commissions, for fiscal 1996 $125,000 paid as base salary and $37,065 paid as sales commissions, and for fiscal year 1997 $180,000 paid as base salary and $70,461 paid as sales commissions.

(6) Included in the bonus amount for Mr. Hopkins is profit sharing of $115,995 and a bonus of $20,000 for fiscal year 1997.

(7) Salary amount includes for fiscal year 1995, $97,500 paid as base salary and $55,849 paid as sales commissions, for fiscal year 1996, $115,000 paid as base salary and $97,993 paid as sales commissions, and for fiscal year 1997, $160,093 paid as base salary and $97,178 paid as sales commissions.

 OPTION GRANTS IN LAST FISCAL YEAR


    No options were granted to the Named Executive Officers during fiscal year 1997. In the 1998 first fiscal quarter, the Company granted to the Named Executive Officers a total of 127,500 stock options under the Incentive Plan with an exercise price of $15.08, which expire on December 18, 2007.


 OPTION EXERCISES AND HOLDINGS

    The following table shows information concerning the number and estimated value of unexercised options held by the Named Executive Officers at fiscal year 1997 year-end:

                         AGGREGATED OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                        SHARES                      OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS
                                      ACQUIRED ON                      YEAR-END(#)           AT FISCAL YEAR-END($)(1)
                                       EXERCISE       VALUE     --------------------------  --------------------------
NAME                                      (#)      REALIZED($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
------------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
William E. Ogle.....................      --           --           66,600        144,900      868,830      1,744,342
Randall D. Eisenbach................      22,500      483,000       33,300        128,700      394,393      1,513,567
James L. Hopkins....................      15,000      337,500       30,900        113,850      360,222      1,301,982
J. Shane Long.......................      22,500      217,800       23,400        113,850      253,357      1,301,997
Bryan F. Keyes......................       7,200      160,800        3,600         25,200       42,260        322,904

------------------------

(1) Based on the last sale price of $19.58 of the Company's Common Stock on the Nasdaq National Market on October 31, 1997. The exercise prices of the options in this table ranged from $5.33 to $9.78 per share.

1995 LONG TERM INCENTIVE PLAN

    The Board of Directors proposes to amend the STB Systems, Inc. 1995 Long Term Incentive Plan (the "Incentive Plan") to increase the maximum aggregate number of shares of Common Stock with respect to which options, restricted shares and rights granted without accompanying options may be granted pursuant to the Incentive Plan from 2,250,000 to 2,700,000. The Board of Directors believes that the use of long term incentives based on the value of the Company's Common Stock is necessary to attract and retain key executives and other key employees and consultants, motivate such personnel to achieve long-range goals and provide compensation opportunities that are competitive with those offered by other corporations. The proposed amendment will be voted on by the shareholders of the Company at the next annual meeting of the Company's shareholders.

    SCOPE. The Incentive Plan authorizes the grant of incentive stock options and non-qualified stock options to purchase Common Stock, stock appreciation rights, restricted stock and performance units, to key executives and other key employees of the Company, including officers of the Company and its subsidiaries. The Incentive Plan also authorizes the grant of non-qualified stock options to consultants and independent contractors of the Company (collectively referred to as "Non-Employee Participants"). The purpose of the Incentive Plan is to attract and retain key employees, consultants and independent contractors, to motivate them to achieve long-range goals and to further identify their interests with those of the other shareholders of the Company.

    The Incentive Plan authorizes the award of 2,250,000 shares of Common Stock, to be used for stock options, stock appreciation rights or restricted stock. The proposed amendment would increase the number of shares of Common Stock available for award under the Incentive Plan to 2,700,000. If an award made under the Incentive Plan expires, terminates or is forfeited or settled in cash, without issuance of shares of Common Stock covered by the award, those shares will be available for future awards under the Incentive Plan. The Incentive Plan will terminate on December 31, 2004.

    ADMINISTRATION. The Incentive Plan may be administered by the Board of Directors or, if directed by the Board of Directors, the Stock Option Committee or any successor thereto of the Board of Directors of the Company (the Board of Directors or, if applicable, the Stock Option Committee is referred to herein as the "Stock Option Committee"). Subject to the provisions of the Incentive Plan, the Stock Option Committee will have authority to select employees and Non-Employee Participants to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions and provisions of such awards, to determine the value of performance units and to accelerate or extend the exercisability of outstanding awards. In making such award determinations, the Stock Option Committee may take into account the nature of services rendered by the employee, his or her present and potential contribution to the Company's growth and success and such other factors as the Stock Option Committee deems relevant. The Stock Option Committee is authorized to accelerate or extend the period of exercisability of awards after they have been granted, to interpret the Incentive Plan, to establish, amend, and rescind any rules and regulations relating to the Incentive Plan, to determine the terms and provisions of any agreements made pursuant to the Incentive Plan, and to make all other determinations that may be necessary or advisable for the administration of the Incentive Plan.

    ELIGIBILITY. Executives and other key full-time employees of the Company and its subsidiaries may be selected by the Stock Option Committee to receive awards under the Incentive Plan. The Company estimates that approximately 10 executives and approximately 120 other employees are currently eligible to receive awards under the Incentive Plan. The Incentive Plan provides that no more than 250,000 shares of Common Stock may be subject to awards granted per year to any one employee participating in the Incentive Plan. In the discretion of the Stock Option Committee, an eligible employee may receive an award in the form of a stock option, stock appreciation right, restricted stock award or performance unit or any combination thereof, and more than one award may be granted to an eligible employee.

    Non-Employee Participants may be selected by the Stock Option Committee to receive non-qualified stock options under the Incentive Plan.

    STOCK OPTIONS. The Incentive Plan authorizes the award of both incentive stock options (the "ISOs") and nonqualified stock options. Under the Incentive Plan, an option may be exercised at any time during the exercise period established by the Stock Option Committee, except that: (i) no option may be exercised more than 90 days after employment with the Company and its subsidiaries terminates by reason other than death, disability or authorized leave of absence for military or government service; and (ii) no option may be exercised more than 12 months after employment with the Company and its subsidiaries terminates by reason of death or disability. The aggregate fair market value (determined at the time of the award) of the Common Stock with respect to which ISOs are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of each option is determined by the Stock Option Committee and such term may be extended by the Stock Option Committee, provided that the term may not exceed ten years from the date of grant. The exercise price of options is determined by the Stock Option Committee, but the exercise price of ISOs cannot be less than the fair market value of the Common Stock on the date of the grant. The exercise price of options may be paid in cash or, with the Stock Option Committee's approval, in shares of Common Stock. Grants of options do not entitle any optionee to any rights as a shareholder, and such rights will accrue only as to shares actually purchased through the exercise of an option.

    Under the Incentive Plan, a holder of non-qualified stock options is permitted to make gifts or other non-compensated transfers of options and rights among a limited class of permitted transferees, consisting of family members or trusts or partnerships for family members.

    STOCK APPRECIATION RIGHTS. The Incentive Plan authorizes the grant of both primary stock appreciation rights (the "SARs") and additional SARs. Primary SARs may be granted either separately or in tandem with options. Primary SARs entitle the holder to receive an amount equal to the difference between the fair market value of a share of Common Stock at the time of exercise of the SAR and the option price (or deemed option price in the event of an SAR that is not granted in tandem with an option), multiplied by the number of shares of Common Stock subject to the option or deemed option as to which the SAR is being exercised (subject to the terms and conditions of the option or deemed option). An SAR may be exercised at any time when the option to which it relates may be exercised and will terminate no later than the date on which the right to exercise the tandem option (or deemed option) terminates (or is deemed to terminate). The participating employee has the discretion to determine whether the exercise of an SAR will be settled in cash, in Common Stock (valued at its fair market value at the time of exercise) or in a combination of the two. The exercise of an SAR requires the surrender of the tandem option, if any, and the exercise of a stock option requires the surrender of the tandem SAR, if any.

    Additional SARs may be granted only in tandem with stock options and entitle the holder to receive an amount equal to the difference between the fair market value of a share of Common Stock on the date of exercise of the related option and the option price, multiplied by the number of shares of Common Stock subject to the option as to which the SAR is being exercised (subject to the terms and conditions of the option), multiplied by a percentage factor ranging from 10% to 100% (as determined either by the Stock Option Committee at the date of grant or by the formula established by the Stock Option Committee at the date of grant).

    If an SAR, or the corresponding option with which the SAR was awarded, is not exercised prior the date that it ceases to be exercisable, then such SAR generally shall be deemed exercised as of such date and shall be paid to the employee in cash. No SAR may be exercised more than 90 days after employment with the Company and its subsidiaries terminates by reason other than death, disability or authorized leave of absence for military or government service. No SAR may be exercised more than 12 months after the holder's employment with the Company and its subsidiaries terminates by reason of death or disability.

    RESTRICTED STOCK. Restricted stock awards are grants of Common Stock made to employees subject to a required period of employment following the award (the "Restricted Period") and any other conditions established by the Stock Option Committee. An employee will become the holder of shares of restricted stock, free of all restrictions, if he or she completes the Restricted Period and satisfies any other conditions; otherwise, the shares will be forfeited. Under the Incentive Plan, the Restricted Period may not be more than ten years. The employee will have the right to vote the shares of restricted stock and, unless the Stock Option Committee determines otherwise, will have the right to receive dividends on the shares during the Restricted Period. The employee may not sell, pledge or otherwise encumber or dispose of restricted stock until the conditions imposed by the Stock Option Committee have been satisfied. The Stock Option Committee may accelerate the termination of the Restricted Period or waive any other conditions with respect to any restricted stock.

    PERFORMANCE UNITS. Performance units are awards that entitle the holders to receive a specified value for the units at the end of a performance period established by the Stock Option Committee if performance measures established by the Stock Option Committee at the beginning of the performance period are met. Although the performance measures and performance period will be determined by the Stock Option Committee at the time of the award of performance units, they may be subject to such later revision as the Stock Option Committee deems appropriate to reflect significant events or changes. If the employment of a holder of a performance unit with the Company or a subsidiary terminates by reason of death, disability or retirement, then the Company will pay the employee or his or her beneficiary or estate the amount of the performance unit earned as of the date of termination. If the employment of a holder of a performance unit with the Company or a subsidiary terminates for any other reason, then the performance units held by such holder will automatically be forfeited.

    ADJUSTMENTS. In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, exchange of shares or other similar change, the aggregate number of shares with respect to which awards may be made under the Incentive Plan, and the terms and the number of shares of any outstanding option, SAR, performance unit or restricted stock, may be equitably adjusted by the Stock Option Committee at its sole discretion.

    BUSINESS COMBINATIONS. Unless provision is otherwise made in the terms of the award granted by the Stock Option Committee, or by the terms of the agreement with respect to the business combination, in the event of a change in control of the Company (as defined in the Incentive Plan), all outstanding stock options, stock appreciation rights, restricted stock and performance units shall terminate, provided that the holders of any options or SARs may exercise such awards to the extent then vested immediately prior to any such event and the holders of any performance units shall be entitled to the then vested values of such units as of such date.

    TERMINATION AND AMENDMENT. The Incentive Plan may be suspended, terminated or amended by the Board of Directors, provided that, in the absence of shareholder approval, no amendment of the Incentive Plan or action of the Board of Directors may materially increase the total number of shares of Common Stock with respect to which awards may be made under the Incentive Plan (except as discussed in "Adjustments" above), change the exercise price of a stock option or the base price of an SAR, materially modify the requirements as to eligibility for participation in the Incentive Plan or materially increase the benefits accruing to participants under the Incentive Plan. No amendment, suspension or termination of the Incentive Plan may alter or impair any option, SAR, share of restricted stock or performance unit previously awarded under the Incentive Plan without the consent of the holder thereof.


    OPTION GRANTS. No options were granted to the Named Executive Officers during fiscal 1997. All current employees of the Company as a group (15 persons), excluding the Named Executive Officers, who did not receive any options during fiscal 1997, received grants of 137,625 stock options in fiscal 1997 under the Incentive Plan with an average exercise price of $15.25. These stock options have expiration dates ranging from January 1, 2007 to October 6, 2007. In the 1998 first fiscal quarter, the Company granted to the Named Executive Officers 127,500 stock options under the Incentive Plan with an exercise price of $15.08, which expire on December 18, 2007.


    FEDERAL INCOME TAX CONSEQUENCES. The following summary of the federal income tax consequences of the Incentive Plan is not comprehensive and is based on current income tax laws, regulations and rulings.

    INCENTIVE STOCK OPTIONS. An optionee does not recognize income on the grant of an ISO. Subject to the effect of the alternative minimum tax, discussed below, if an optionee exercises an ISO in accordance with the terms of the option and does not dispose of the shares acquired within two years from the date of the grant of the option nor within one year from the date of exercise, the optionee will not realize any income by reason of the exercise and the Company will be allowed no deduction by reason of the grant or exercise. The optionee's basis in the shares acquired upon exercise will be the amount paid upon exercise. Provided the optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, his gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of his gain or loss will be the difference between the amount realized on the disposition of the shares and his basis in the shares.

    If an optionee disposes of the shares within two years from the date of grant of the option or within one year from the date of exercise (an "Early Disposition"), the optionee will realize ordinary income at the time of such Early Disposition which will equal the excess, if any, of the lesser of (i) the amount realized on the Early Disposition, or (ii) the fair market value of the shares on the date of exercise, over the optionee's basis in the shares. The Company will be entitled to a deduction in an amount equal to such income. The excess, if any, of the amount realized on the Early Disposition of such shares over the fair market value of the shares on the date of exercise will be long-term, mid-term or short-term capital gain, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of Early Disposition. If an optionee disposes of such shares for less than his basis in the shares, the difference between the amount realized and his basis will be a long-term or short-term capital loss, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of disposition.

    The excess of the fair market value of the shares at the time the ISO is exercised over the exercise price for the shares is an amount included in an optionee's alternative minimum taxable income (the "Stock Option Preference").

    NON-QUALIFIED STOCK OPTIONS. Non-qualified stock options do not qualify for the special tax treatment accorded to ISOs under the Internal Revenue Code. Although an optionee does not recognize income at the time of the grant of the option, he recognizes ordinary income upon the exercise of a non-qualified option in an amount equal to the difference between the fair market value of the stock on the date of exercise of the option and the amount of the exercise price.

    As a result of the optionee's exercise of a non-qualified stock option, the Company will be entitled to deduct as compensation an amount equal to the amount included in the optionee's gross income. The Company's deduction will be taken in the Company's taxable year in which the option is exercised.

    The excess of the fair market value of the stock on the date of exercise of a nonqualified stock option over the exercise price is not an item of tax preference.

    STOCK APPRECIATION RIGHTS. Recipients of SARs do not recognize income upon the grant of such an award. When a participant elects to receive payment under an SAR, he recognizes ordinary income in an amount equal to the cash and/or fair market value of shares received, and the Company is entitled to a deduction equal to such amount.

    RESTRICTED STOCK; PERFORMANCE UNITS. Grantees of restricted stock and performance units do not recognize income at the time of the grant of such stock or units. However, when shares of restricted stock become free from any restrictions or when performance units are paid, grantees recognize ordinary income in an amount equal to the cash and the fair market value of the stock on the date all restrictions are satisfied. Alternatively, the grantee of restricted stock may elect to recognize income upon the grant of the stock and not at the time the restrictions lapse.

    TAXATION OF PREFERENCE ITEMS. Section 55 of the Internal Revenue Code imposes an alternative minimum tax equal to the excess, if any, of (i) 26% of the optionee's "alternative minimum taxable income" that does not exceed $175,000, plus 28% of his "alternative minimum taxable income" in excess of $175,000, over (ii) his "regular" federal income tax. Alternative minimum taxable income is determined by adding the optionee's Stock Option Preference and any items of tax preference to the optionee's adjusted gross income and then subtracting certain allowable deductions and an exemption amount. The exemption amount is $33,750 for single taxpayers, $45,000 for married taxpayers filing jointly and $22,500 for married taxpayers filing separately. However, these exemption amounts are phased out beginning at certain levels of alternative minimum taxable income.

    CHANGE OF CONTROL. If there is an acceleration of the vesting of benefits and/or an acceleration of the exercisability of stock options upon a Change of Control (as defined in the Incentive Plan), all or a portion of the accelerated benefits may constitute "excess parachute payments" under Section 280G of the Internal Revenue Code. The employee receiving an excess parachute payment incurs an excise tax of 20% of the amount of the payment in excess of the employee's average annual compensation over the five calendar years preceding the year of the Change of Control, and the Company is not entitled to a deduction for such payment.

NON-EMPLOYEE DIRECTOR PLAN

    In 1995, the Company adopted the Stock Option Plan for Non-Employee Directors (the "Director Plan"). The purpose of the Director Plan is to provide present and prospective non-employee directors of the Company with the opportunity to obtain equity ownership interests in the Company through the exercise of stock options and thereby secure for the Company's shareholders the benefits associated with stock ownership by those who will oversee the Company's future growth and success.

    ELIGIBILITY. Each member of the Board of Directors of the Company who is not an employee of the Company or any subsidiary or affiliate of the Company ("Non-Employee Directors") is eligible to receive a grant of stock options under the Director Plan. The Company currently has three Non-Employee Directors, each of whom is eligible to receive awards under the Director Plan. The eligible status of a Non-Employee Director will terminate as to future stock option grants at the time the individual ceases to be a director, or the individual becomes an employee of the Company, or any subsidiary or affiliate of the Company.

    ADMINISTRATION. The Director Plan is administered by the Board of Directors of the Company. The Board of Directors has full power to administer and interpret the Director Plan to carry out its purpose. It is expected that the Board of Directors will designate from time to time Company personnel to assist it in carrying out its responsibilities under the Director Plan.

    OPTIONS; EXERCISE PRICE; VESTING. Options to purchase 22,500 and 33,750 shares of Common Stock were granted to Messrs. Byrne and Wesneski, respectively, upon their election as directors immediately following completion of the Company's initial public offering. These options are exercisable at $5.33 per share and will vest equally over the five year period from the date of grant. Under the Director Plan, the Board of Directors may, at its discretion, award options, determine the timing of such awards, the number of shares of Common Stock covered by each option (subject to the maximum share limitation described below) and the vesting provisions for each option. However, Messrs. Byrne and Wesneski are not eligible for such grants until their initial options have fully vested. In addition, all options become immediately exercisable in the event of a "Business Combination" as described in the Director Plan. The maximum number of shares available for grant and issuance under the Director Plan is 225,000. Also under the Director Plan the Board of Directors may provide for the substitution of the securities of another corporation for the securities of the Company underlying outstanding options granted pursuant to the Director Plan in the event of "Business Combinations" as described in the Director Plan.

    In the case of events such as stock dividends, stock splits, recapitalizations, or other changes in the Company's capitalization, an automatic adjustment will be made to the number of unexercised options, the purchase price of unexercised options, and the aggregate number of shares that is available for option grants under the Director Plan. The automatic adjustment is designed to ensure that the Non-Employee Directors maintain the same proportionate position after the particular event as before the event.

    An option granted under the Director Plan may be evidenced by a written instrument describing the terms and conditions of the grant. Except as described below, options are not assignable or transferable by the Non-Employee Director, other than by will or the laws of descent and distribution. A Non-Employee Director may make gifts or other non-compensated transfers of options among a limited class of permitted transferees, who are family members or trusts or partnerships for family members. Options may be exercised by the delivery of cash or shares of Common Stock or any combination of such forms of payment.

    TERM OF PLAN AND OPTION. Unless terminated earlier by the Board of Directors, the Director Plan will terminate on December 31, 2004. Options granted prior to such termination date continue to be exercisable in accordance with the terms of the Director Plan. Each option granted under the Director Plan will automatically expire on the earlier of ten years from the date the option is granted or six months after the Non-Employee Director ceases to be a director of the Company.

    AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors may amend, terminate, or modify the Director Plan at any time without shareholder approval, including amendments necessary to conform with Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), unless the particular amendment or modification requires shareholder approval under Section 16 of the Exchange Act, the

Internal Revenue Code, under the rules and regulations of the exchange or system on which the Common Stock is listed or reported, or pursuant to other applicable laws, rules or regulations.

    FEDERAL INCOME TAX CONSEQUENCES. A Non-Employee Director who is granted a stock option under the Director Plan will not recognize taxable income at the time of the grant, but will generally recognize income upon the exercise of the stock option. The amount of income recognized upon the exercise of the stock option will be measured by the excess, if any, of the fair market value of the shares of Common Stock at the time of exercise over the exercise price. The Company will generally be entitled to a corresponding deduction for the amount of income recognized by the Non-Employee Director.

PROFIT SHARING INCENTIVE PLAN

    Under the Company's Profit Sharing Incentive Plan (the "Profit Sharing Plan"), which is administered by the Compensation Committee, the Company reserves each fiscal quarter an amount equal to 7% of its income before income taxes (as calculated prior to profit sharing expense) (the "Reserve") for the payment of cash bonuses to the Company's eligible employees. Of the total amount of the Reserve, approximately 43% is allocated to the Executive Incentive Program and the remaining 57% is allocated to the Employee Incentive Program. In addition to the Company's Profit Sharing Plan, the Compensation Committee designates each year those eligible employees who shall share in the Management Incentive Program. The Compensation Committee seeks to designate those employees who make the greatest contribution to the Company's overall effective management to share in the Management Incentive Program. Once designated to share in the Management Incentive Program, a participant receives a quarterly award based on a specified percentage of that employee's base salary, determined as a percentage of the Company's actual operating income compared to the budgeted operating income for the quarter. The Company's executive officers currently share in the Executive Incentive Program or the Management Incentive Program, with the balance of eligible employees sharing in the Employee Incentive Program.

EMPLOYMENT AGREEMENTS

    The Company is a party to employment agreements with each of Messrs. Ogle, Eisenbach, Hopkins and Long. Each agreement has a term extending through October 31, 1998, and automatically renews for an additional year on each subsequent October 31, subject to the right of the Company or the employee to terminate the agreement with a 30-day notice prior to the date of renewal. Under the agreements, Messrs. Ogle, Eisenbach, Hopkins and Long will receive base annual salaries in fiscal year 1998 of $275,000, $230,000, $190,800 and $169,600, respectively, and each is eligible to receive incentive compensation under the Company's Profit Sharing Plan. The agreements with Messrs. Hopkins and Long also provide for the payment of sales commissions, the amounts of which are subject to annual adjustment by the Compensation Committee. Each agreement provides for a severance payment if the agreement is terminated under certain circumstances (including termination of an agreement during the period immediately preceding a renewal date). The amounts of the severance payments are as follows: Mr. Ogle would receive two times the sum of his base annual salary and annualized incentive compensation; Mr. Eisenbach would receive the sum of his base annual salary and annualized incentive compensation; each of Mr. Hopkins and Mr. Long would receive the sum of his base annual salary, annualized incentive compensation and annualized sales commissions. If an agreement is terminated under certain circumstances within twelve months after a change in control of the Company, such agreement also provides for a parachute payment in an amount that is two times the severance payment. For purposes of calculating severance and parachute payments, the employee's base annual salary is equal to the employee's then current base annual salary; the annualized incentive compensation is four times the average of the amount earned in the eight full quarters preceding the termination; and the annualized sales commission is 12 times the average of the amount earned in the 24 full months preceding the termination. Except in the event of a termination that requires payment of a parachute payment, Messrs. Ogle, Eisenbach, Hopkins and Long also agree not to participate, in any manner, during the term of their respective agreements and for two years thereafter, in the development, manufacture or sale of graphics adapters for desktop PCs or in any other business in which the Company may be engaged at the time of termination of employment.

COMPENSATION OF DIRECTORS

    Prior to its initial public offering, the Company paid each director a fee of $1,000 per meeting and paid advisory director fees of $1,000 per meeting to Messrs. Eisenbach, Hopkins and Wesneski. Following the Company's initial public offering, the Company stopped paying directors fees for their services as directors, although the Company continues to reimburse directors for all expenses incurred in connection with their activities as directors. Non-Employee Directors of the Company are entitled to receive certain stock option awards under the Company's Director Plan.

COMPENSATION AND OTHER COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Before the Company's initial public offering, decisions concerning compensation, including decisions concerning compensation for fiscal year 1995, were made by the Company's Board of Directors. At the time such decisions were made concerning compensation for fiscal 1995, the Board of Directors consisted of Mr. Ogle, Mr. Sims and Mr. Balthaser. Mr. Eisenbach also participated in deliberations concerning such compensation. Each of Messrs. Ogle, Eisenbach, Balthaser and Sims served as officers of the Company during fiscal year 1995. In March 1995, the Company's Board of Directors appointed a Compensation Committee and a Stock Option Committee, each of which were comprised of Messrs. Byrne and Wesneski. Messrs. Ogle and Sabo were added to the Compensation Committee in fiscal year 1997.


    Lawrence E. Wesneski, a director of the Company, serves as President and Chief Executive Officer of Hoak Breedlove Wesneski & Co., and owns a portion of the equity securities of Hoak Breedlove Wesneski & Co. (BW Securities, Inc. ("BWS") acquired substantially all of the assets of Hoak Securities Corporation in August 1996. Subsequent to this acquisition, the name of BWS was changed to "Hoak Breedlove Wesneski & Co.") Mr. Wesneski serves as President of Breedlove Wesneski & Co. ("BWC") and served as President of BWS, and at one time owned a portion of the equity of BWC and BWS. The Company paid BWC and its affiliates $132,550 and $57,922 in fiscal years 1995 and 1996, respectively, for the performance of certain services relating to the arrangement of credit facilities for the Company. Hoak Breedlove Wesneski & Co. will participate as a co-manager of the underwriting syndicate in connection with the offering contemplated hereby and, as a result, will receive certain underwriting compensation upon completion of the offering.

                              CERTAIN TRANSACTIONS

    RIGHT OF FIRST REFUSAL. The Company and Messrs. Ogle, Sims and Balthaser entered into a Right of First Refusal Agreement (the "Right of First Refusal Agreement") which provides that if Mr. Ogle, Mr. Sims or Mr. Balthaser proposes to sell any shares of Common Stock registered in his name as of the date of the closing of the Company's initial public offering, then the Company will have a right of first refusal to purchase such shares on terms similar to those proposed. If the Company does not exercise its right to purchase all or a portion of the shares of Common Stock proposed to be sold by either Mr. Sims or Mr. Balthaser, then Mr. Ogle will have a right of first refusal to purchase those shares of Common Stock that the Company does not wish to purchase. Mr. Ogle will not participate in any decision by the Company to exercise its right of first refusal to purchase shares proposed to be sold by Mr. Ogle, Mr. Sims or Mr. Balthaser. If the foregoing rights of first refusal are not independently or collectively fully exercised, then the shares not purchased may be sold in accordance with the proposed terms of sale. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of Messrs. Ogle, Sims or Balthaser to sell shares of Common Stock in the public market pursuant to Rule 144 promulgated under the Securities Act.

    TAX AGREEMENT. As of December 16, 1994, the Company, on the one hand, and the Founding Shareholders, on the other (the "parties"), entered into a Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. Since the Company became fully subject to corporate income taxation as a C corporation after its status as an S corporation terminated prior to the initial public offering, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and a period during which the Company was subject to corporate income taxation as a C corporation may increase the taxable income of one party in one period while decreasing that of another party in another period. The Tax Agreement generally provides that the Founding Shareholders will be indemnified by the Company with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from a C corporation taxable year to a taxable year in which the Company was an S corporation, and that the Company will be indemnified by the Founding Shareholders with respect to income taxes (plus interest and penalties) arising due to taxable income shifted from an S corporation taxable year to a C corporation taxable year; provided, however, that only in the case of the Founding Shareholders' obligation to indemnify the Company, such obligation shall be reduced by an amount equal to the federal or state tax benefit (if any) derived by the Company due to the shift of taxable income from a taxable year in which the Company was an S corporation to a C corporation taxable year and shall not exceed the amount, if any, by which (i) the amount of the reduction in the liability for taxes and interest thereon of a Founding Shareholder that results from the shifting of S corporation taxable income to a C corporation taxable year of the Company, exceeds (ii) all reasonable costs incurred by the Founding Shareholder reasonably attributable to securing such reduction in liability for taxes. The Company will also be indemnified by the Founding Shareholders for any federal or state taxes that arise because the Company's status as an S corporation was ineffective, revoked or terminated prior to the termination of the Company's S corporation status. Any payment made by the Company to the Founding Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.

    SELLING SHAREHOLDER AGREEMENT. The Company has agreed to indemnify the Selling Shareholders for any losses, claims, damages or liabilities they may incur in connection with this offering, including their respective indemnification and contribution obligations owed to the Underwriters pursuant to the terms of the Underwriting Agreement by and among the Company, the Selling Shareholders and the Underwriters. See "Underwriting."

    FUTURE TRANSACTIONS. The Company has adopted a policy that all transactions between the Company and related parties are subject to approval by a majority of all disinterested directors and must be on terms no less favorable than those that could be obtained from unrelated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of January 31, 1998, and after completion of the offering, by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of the Common Stock,
(ii) each of the Named Executive Officers of the Company, (iii) each director of the Company, (iv) all directors and executive officers of the Company as a group and (v) each Selling Shareholder.

                                                         SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                         OWNED PRIOR TO THE                         OWNED AFTER THE
                                                             OFFERING(1)                              OFFERING(1)
                                                       -----------------------    NUMBER OF     -----------------------
NAME                                                     NUMBER      PERCENT    SHARES OFFERED    NUMBER      PERCENT
-----------------------------------------------------  ----------  -----------  --------------  ----------  -----------
William E. Ogle(2)(3)(4)(5)(9).......................   1,662,937       15.8%          75,000    1,587,937       11.9%
William D. Balthaser, Jr.(4)(5)(9)...................     667,499        6.4%          75,000      592,499        4.5%
Mark S. Sims(4)(5)(9)................................     675,165        6.5%          75,000      600,165        4.5%
Randall D. Eisenbach(2)..............................      56,787       *             --            56,787       *
James L. Hopkins(2)(3)...............................      48,576       *             --            48,576       *
J. Shane Long(2).....................................      37,350       *             --            37,350       *
Bryan F. Keyes(2)(3).................................      10,071       *             --            10,071       *
James J. Byrne(2)....................................      15,750       *             --            15,750       *
Dennis G. Sabo.......................................         -0-       *             --               -0-       *
Lawrence E. Wesneski(2)(6)...........................      31,500       *             --            31,500       *
Invesco PLC(7).......................................     695,175        6.6%         --           695,175        5.3%
Norwest Corporation(8)...............................     590,071        5.6%         --           590,071        4.5%
Directors and executive officers
  as a group (8 persons)(2)..........................   1,862,971       17.4%                    1,787,971       13.2%

------------------------------
*   Less than 1%

(1) Unless otherwise indicated, to the knowledge of the Company, all shares are owned directly and the owner has sole voting and investment power.

(2) Includes options to purchase 90,900, 52,200, 44,850, 37,350, 8,550, 13,500,
    20,250 and 267,600 shares of Common Stock granted to Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Wesneski, and all directors and executive officers as a group, respectively, that are exercisable within 60 days of January 31, 1998. Does not include options to purchase 150,600, 139,800, 129,900, 129,900, 27,750, 9,000, 13,500 and 600,450 shares of
    Common Stock granted to Messrs. Ogle, Eisenbach, Hopkins, Long, Keyes, Byrne, Wesneski and all directors and executive officers as a group, respectively, that are not exercisable within 60 days of January 31, 1998.

(3) Includes for William E. Ogle 12,375 shares held by him pursuant to an Individual Retirement Account and 7,911 shares held by him pursuant to the Company's 401(k) Savings Plan. Includes for James L. Hopkins 1,476 shares held by him pursuant to the Company's 401(k) Savings Plan and for Bryan F. Keyes 396 shares held by him pursuant to the Company's 401(k) Savings Plan.

(4) Messrs. Ogle, Balthaser and Sims are parties to a Right of First Refusal Agreement pursuant to which either the Company or Mr. Ogle have the right to purchase the shares of Messrs. Ogle, Balthaser or Sims under certain circumstances. See "Certain Transactions--Right of First Refusal."

(5) The address of each of Messrs. Ogle, Balthaser and Sims is 1651 North Glenville Drive, Richardson, Texas 75081.

(6) Includes 11,250 shares held by Twin Lakes Partners, L.P. ("Twin Lakes"). Mr. Wesneski is the sole general partner of Twin Lakes.

(7) Shares are held by various affiliates of Invesco PLC as a group. The address of Invesco PLC is 11 Devonshire Square, London EC2 4YR, England. Information with respect to such beneficial ownership was obtained from a Schedule 13G filed with the Securities and Exchange Commission.

(8) The address of Norwest Corporation is Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479. Information with respect to such beneficial ownership was obtained from a Schedule 13G filed with the Securities and Exchange Commission.

(9) Messrs. Ogle, Balthaser and Sims have granted the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase an aggregate of 225,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. See "Underwriting." If the Underwriters exercise the option in full, Mr. Ogle will sell an additional 75,000 shares, resulting in his ownership of 1,512,937 shares (11.0%), Mr. Balthaser will sell an additional 75,000 shares, resulting in his ownership of 517,499 shares (3.8%), Mr. Sims will sell an additional 75,000 shares, resulting in his ownership of 525,165 shares (3.9%), and all directors and executive officers as a group will own 1,703,800 shares (12.7%) after the closing of the offering.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

    The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), and 2,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"), issuable in series.

COMMON STOCK

    The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription or conversion rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. The shares of Common Stock to be outstanding after completion of the offering, including the shares of Common Stock offered by this Prospectus, when paid for and issued, will be fully paid and nonassessable. Each holder of Common Stock is entitled to one vote per share of Common Stock which that person holds. The Company's Amended and Restated Articles of Incorporation prohibit cumulative voting. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution to such holders upon liquidation, dissolution and winding up of the Company.

PREFERRED STOCK

    The Board of Directors of the Company may issue Preferred Stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. Immediately following completion of the offering, no Preferred Stock will be outstanding, and the Company currently has no plans to issue any Preferred Stock.

    It is not possible to state the actual effect of the issuance of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors of the Company determines the specific rights of the holders of such Preferred Stock. However, among other effects, the issuance of Preferred Stock might restrict dividends on the Common Stock, dilute the voting power of the Common Stock, impair the liquidation rights of the Common Stock and delay or prevent a change in control of the Company without further action by the Company's shareholders.

LIMITATIONS ON DIRECTOR LIABILITY

    The Amended and Restated Articles of Incorporation of the Company provide that directors of the Company will not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for (i) a breach of the director's duty of loyalty to the Company or the Company's shareholders, (ii) an act or omission not in good faith that constitutes a breach of a duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

TRADING MARKET, TRANSFER AGENT AND REGISTRAR

    The Common Stock is listed on the Nasdaq National Market under the symbol STBI. The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

ANTI-TAKEOVER MEASURES

    As a Texas corporation, the Company is subject to the provisions of the TBCL that became effective on September 1, 1997. In general, the TBCL prohibits a Texas "issuing public corporation" (such as the Company) from engaging in a "business combination" with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder's acquisition of a 20% ownership interest, unless: (i) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (ii) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. The TBCL may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company. The Company is subject to the terms of the TBCL, unless its shareholders or directors take action electing not to be governed by its terms (which action is not currently contemplated).

    The Company is also a party to certain agreements that could be deemed to have an anti-takeover effect. The Right of First Refusal Agreement imposes restrictions on the transferability of the shares held by the Founding Shareholders. These restrictions could make the acquisition of control of the Company more difficult, and could therefore be deemed to have an anti-takeover effect. See "Certain Transactions-- Right of First Refusal." The Employment Agreements to which the Company is a party with each of Messrs. Ogle, Eisenbach, Hopkins and Long impose certain parachute payment obligations on the Company in the event the employment of any such executive officer is terminated within a certain time period following a change in control of the Company. These restrictions could also be deemed to have an anti-takeover effect. See "Management--Employment Agreements."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have outstanding an aggregate of 13,239,862 shares of Common Stock, assuming no exercise of stock options after January 31, 1998. In addition to the 2,775,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) there will be 10,464,862 shares of Common Stock outstanding, substantially all of which will be freely tradeable. The executive officers and directors of the Company and the Selling Shareholders will, upon completion of this offering, own a total of (i) 2,713,034 shares, or 20.5% of the Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option) or
(ii) 2,488,034 shares, or 18.5% of the Common Stock outstanding (assuming the Underwriters' over-allotment option is exercised in full).

    The Company, the Company's executive officers and directors and the Selling Shareholders have agreed that they will not, for a period of 90 days after the date of the Prospectus, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such person or with respect to which such person has or hereafter acquires the power of disposition without the prior written consent of CIBC Oppenheimer Corp., except for the shares of Common Stock offered in connection with this offering and, with respect to the Company, pursuant to stock option or purchase plans described in this Prospectus. Upon expiration of these restrictions, the Company's executive officers and directors and the Selling Shareholders will be free to sell the shares beneficially owned by them, subject to compliance with the Securities Act, including Rule 144 promulgated thereunder, and the terms of the Right of First Refusal Agreement, to which certain of such shares are subject.


    In general, under Rule 144(d) as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated), including an affiliate of the Company who has beneficially owned "restricted securities" for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 132,397 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or (ii) the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales pursuant to Rule 144(d) also are subject to certain other requirements relating to manner of sale, notice of sale provisions, notice requirements and the availability of current public information about the Company. Based on the number of shares outstanding as of January 31, 1998, 1,520,371 shares of Common Stock will be eligible for sale pursuant to the terms of Rule 144(d) (assuming no exercise of the Underwriters' over-allotment exercise). A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale of the Common Stock is entitled pursuant to Rule 144(k) to sell "restricted securities" that were purchased from the Company (or an affiliate) at least two years previously without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have severally agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom CIBC Oppenheimer Corp., Hambrecht & Quist LLC, Hoak Breedlove Wesneski & Co. and The Buckingham Research Group, Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite the name of each such Underwriter:



UNDERWRITER                                                                              NUMBER OF SHARES
---------------------------------------------------------------------------------------  -----------------
CIBC Oppenheimer Corp..................................................................         955,000
Hambrecht & Quist LLC..................................................................         640,000
Hoak Breedlove Wesneski & Co...........................................................         425,000
The Buckingham Research Group, Incorporated............................................         110,000
BancAmerica Robertson Stephens.........................................................          80,000
Credit Suisse First Boston Corporation.................................................          80,000
Donaldson, Lufkin & Jenrette Securities Corporation....................................          80,000
Deutsche Morgan Grenfell Inc...........................................................          80,000
Goldman, Sachs & Co....................................................................          80,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.....................................          80,000
Morgan Stanley & Co. Incorporated......................................................          80,000
NationsBanc Mongtomery Securities LLC..................................................          80,000
Dain Rauscher Incorporated.............................................................          80,000
J.C. Bradford & Co.....................................................................          50,000
C.L. King & Associates, Inc............................................................          50,000
Soundview Financial Group..............................................................          50,000
                                                                                         -----------------
  Total................................................................................       3,000,000
                                                                                         -----------------
                                                                                         -----------------



    The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of not in excess of $0.68 per share. The Underwriters may allow, and such dealers may reallow, a concession of not in excess of $0.10 per share to certain other brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered pursuant to this Prospectus (other than those covered by the over-allotment option described below) if any are taken.


    The Company and the Selling Shareholders have granted options to the Underwriters, exercisable for up to 30 days after the date of this Prospectus, to purchase from the Company and such Selling Shareholders up to an aggregate of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise such option to purchase any of the additional 450,000 additional shares of Common Stock to cover over-allotments, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them represents with respect to the 3,000,000 shares of Common Stock offered pursuant to this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered pursuant to this Prospectus. The Company and such Selling Shareholders will be obligated, pursuant to the over-allotment option, to sell shares of Common Stock to the Underwriters to the extent such over-allotment options are exercised.

    In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the shares of Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act pursuant to which such persons may bid for or purchase shares of Common Stock for the purpose of stabilizing the market price for shares of Common Stock. The Underwriters also may create a short position for the account of the Underwriters by selling more shares in connection with this offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase shares of Common Stock in the open market following completion of this offering to cover all or a portion of the shares of Common Stock or by exercising the Underwriters' over-allotment option referred to above. In addition, CIBC Oppenheimer Corp., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the other Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the shares of Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if undertaken, such transactions may be discontinued at any time.


    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including, without limitation, liabilities under the Securities Act, and to contribute to certain payments the Underwriters may be required to make in respect thereof.

    The Representatives of the Underwriters do not intend to confirm sales of the Common Stock in this offering to any account over which any of the Representatives exercise discretionary control.

    The Company and all of its officers, directors and Selling Shareholders have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose of shares of Common Stock of the Company or any security convertible into or exchangeable or exercisable for, or warrants, options or rights to acquire any shares of Common Stock (other than shares issuable upon exercise of outstanding options) for 90 days after the date of this Prospectus without the prior written consent of CIBC Oppenheimer Corp., subject to certain limited exceptions. See "Shares Eligible for Future Sale."

    Lawrence E. Wesneski, a director of the Company, is President and Chief Executive Officer of Hoak Breedlove Wesneski & Co., an NASD member firm that will participate as a co-manager of the underwriting syndicate in connection with this offering. This offering will be conducted in accordance with the rules of the NASD relating to the participation by member firms in offerings of securities of affiliated entities. Hoak Breedlove Wesneski & Co. will not directly participate in the determination of the offering price of the Common Stock offered hereby.

    BWS, a predecessor of Hoak Breedlove Wesneski & Co., provided certain financial advisory services to STB prior to August 1996. Hoak Breedlove Wesneski & Co. has not provided any financial advisory or other services to the Company during the period from August 1996 to the present. During fiscal year 1997, Mr. Wesneski, individually, did not receive any compensation from the Company in excess of that paid to the Company's other Non-Employee Directors. Neither Hoak Breedlove Wesneski & Co. nor Mr. Wesneski nor any other affiliate of Mr. Wesneski has received or will receive any compensation from the Company in connection with the offering contemplated hereby other than that typically afforded managers of an underwriting syndicate.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters relating to the offering will be passed upon for the several Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements as of October 31, 1996 and 1997 and for each of the three years in the period ended October 31, 1997 included in this Prospectus and the financial statement schedule incorporated in this Registration Statement by reference to STB Systems, Inc.'s Annual Report on Form 10-K for the year ended October 31, 1997, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission (the "Commission") (File No. 001-25540) are incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997, (ii) the Company's Current Report on Form 8-K filed on February 25, 1998, (iii) the Company' Current Report on Form 8-K/A filed on March 2, 1998 and (iv) and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1998.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

    Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Bryan F. Keyes, the Corporate Secretary of the Company, at 1651 North Glenville Drive, Richardson, Texas 75081, Telephone: (972) 234-8750.

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission in Washington, D.C., under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement, contract or other document referred to herein or therein are not necessarily complete, but contain a summary of the material terms of such agreements, contracts or other documents, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.


    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission. These reports, registration statements, proxy statements and other information may be obtained from the web site that the Commission maintains at "http://www.sec.gov".

                               STB SYSTEMS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CONSOLIDATED FINANCIAL STATEMENTS:

  Report of Independent Accountants........................................................................  F-2
  Consolidated Balance Sheets as of October 31, 1996 and 1997..............................................  F-3
  Consolidated Statements of Operations for the Years Ended October 31, 1995, 1996
    and 1997...............................................................................................  F-4
  Consolidated Statements of Changes in Shareholders' Equity for the Years Ended October 31, 1995, 1996 and
    1997...................................................................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended October 31, 1995, 1996
    and 1997...............................................................................................  F-6
  Notes to Consolidated Financial Statements...............................................................  F-7

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED):

  Consolidated Balance Sheets as of October 31, 1997 and January 31, 1998..................................  F-19
  Consolidated Statements of Operations for the Three Months Ended January 31, 1997 and 1998...............  F-20
  Consolidated Statements of Cash Flows for the Three Months Ended January 31, 1997 and 1998...............  F-21
  Notes to Consolidated Interim Financial Statements.......................................................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of STB Systems, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of STB Systems, Inc. and subsidiaries at October 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
December 8, 1997, except

as to Notes 1 and 11, which

are as of February 20, 1998

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                                  OCTOBER 31,
                                                                                             ---------------------
                                                                                               1996        1997
                                                                                             ---------  ----------
                                                      ASSETS
Current Assets:
  Cash and cash equivalents................................................................  $   3,420  $    3,869
  Accounts receivable--trade, net of allowance for doubtful accounts of $332 and $465,
    respectively...........................................................................     28,032      47,208
  Inventories, net.........................................................................     27,148      41,295
  Other current assets.....................................................................      1,348       1,970
                                                                                             ---------  ----------
    Total current assets...................................................................     59,948      94,342
Property and equipment, net................................................................      5,231      12,348
Other assets...............................................................................        450       2,864
                                                                                             ---------  ----------
    Total assets...........................................................................  $  65,629  $  109,554
                                                                                             ---------  ----------
                                                                                             ---------  ----------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt..........................................................................  $  11,760  $   21,520
  Accounts payable--trade..................................................................     19,538      36,801
  Accrued wages, commissions and bonuses...................................................      1,144       1,466
  Other accrued liabilities................................................................      1,609       2,027
  Current portion of long-term liabilities.................................................        705       1,167
                                                                                             ---------  ----------
    Total current liabilities..............................................................     34,756      62,981
                                                                                             ---------  ----------
Long-term Liabilities:
  Long-term notes payable..................................................................      1,000         500
  Obligations under capital leases and other long-term liabilities.........................        276       2,611
                                                                                             ---------  ----------
    Total long-term liabilities............................................................      1,276       3,111
                                                                                             ---------  ----------
Shareholders' Equity:
  Preferred stock, 2,000,000 shares authorized, none issued or outstanding.................         --          --
  Common stock, $.01 par value, 25,000,000 shares authorized, 10,155,596 and 10,452,473
    shares issued, respectively............................................................        102         105
  Additional paid-in capital...............................................................     22,261      25,357
  Retained earnings........................................................................      7,479      18,245
                                                                                             ---------  ----------
                                                                                                29,842      43,707
  Treasury stock, 35 shares, at cost.......................................................       (245)       (245)
                                                                                             ---------  ----------
  Total shareholders' equity...............................................................     29,597      43,462
                                                                                             ---------  ----------
    Total liabilities and shareholders' equity.............................................  $  65,629  $  109,554
                                                                                             ---------  ----------
                                                                                             ---------  ----------

  The accompanying notes are an integral part of these consolidated financial statements

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                   YEAR ENDED OCTOBER 31,
                                                                           --------------------------------------
                                                                              1995         1996          1997
                                                                           ----------  ------------  ------------
Net sales................................................................  $  129,603  $    180,155  $    199,485
Cost of sales............................................................     110,129       144,879       149,439
                                                                           ----------  ------------  ------------
Gross profit.............................................................      19,474        35,276        50,046
                                                                           ----------  ------------  ------------
Operating expenses:
  Research and development...............................................       2,719         4,428         6,740
  Sales and marketing....................................................       7,437        10,986        14,788
  General and administrative.............................................       6,172         9,486        10,618
                                                                           ----------  ------------  ------------
Total operating expenses.................................................      16,328        24,900        32,146
                                                                           ----------  ------------  ------------
Income from operations...................................................       3,146        10,376        17,900
Interest expense, net....................................................         818         1,113         1,649
                                                                           ----------  ------------  ------------
Income before income taxes...............................................       2,328         9,263        16,251
Provision for income taxes...............................................         330         3,186         5,481
                                                                           ----------  ------------  ------------
Net income...............................................................  $    1,998  $      6,077  $     10,770
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------
Net income per share:
  Basic..................................................................  $     0.23  $       0.60  $       1.05
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------
  Diluted................................................................  $     0.23  $       0.59  $       0.97
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------
Weighted average shares outstanding:
  Basic..................................................................   8,818,151    10,158,803    10,297,929
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------
  Diluted................................................................   8,851,227    10,309,256    11,146,602
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                 COMMON STOCK         ADDITIONAL                  TREASURY STOCK
                                           -------------------------    PAID-IN    RETAINED   ----------------------
                                              SHARES       AMOUNT       CAPITAL    EARNINGS     SHARES      AMOUNT      TOTAL
                                           ------------  -----------  -----------  ---------  -----------  ---------  ---------
Balance, October 31, 1994................     5,625,000   $      56    $     471   $   3,914          35   $    (245) $   4,196
  Dividends declared.....................                                               (851)                              (851)
  Establishment of deferred tax asset....                                                455                                455
  Distribution of S Corporation
    earnings.............................                                             (4,122)                            (4,122)
  Net proceeds from initial public
    offering.............................     4,500,000          45       21,633                                         21,678
  Cumulative translation gain............                                                  8                                  8
  Net income.............................                                              1,998                              1,998
                                                                                                      --
                                           ------------         ---   -----------  ---------               ---------  ---------
Balance, October 31, 1995................    10,125,000         101       22,104       1,402          35        (245)    23,362
  Issuance of common stock...............        30,596           1          157                                            158
  Net income.............................                                              6,077                              6,077
                                                                                                      --
                                           ------------         ---   -----------  ---------               ---------  ---------
Balance, October 31, 1996................    10,155,596         102       22,261       7,479          35        (245)    29,597
  Issuance of common stock...............       231,830           2        1,219                                          1,221
  Investment in Subsidiary...............        65,047           1          949                                            950
  Cumulative translation gain............                                                 (4)                                (4)
  Tax benefit from exercise of stock
    options..............................                                    928                                            928
  Net income.............................                                             10,770                             10,770
                                                                                                      --
                                           ------------         ---   -----------  ---------               ---------  ---------
Balance, October 31, 1997................    10,452,473         105    $  25,357   $  18,245          35   $    (245) $  43,462
                                                                                                      --
                                                                                                      --
                                           ------------         ---   -----------  ---------               ---------  ---------
                                           ------------         ---   -----------  ---------               ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                      YEAR ENDED OCTOBER 31,
                                                                                  -------------------------------
                                                                                    1995       1996       1997
                                                                                  ---------  ---------  ---------
Cash flows from operating activities:
  Net income....................................................................  $   1,998  $   6,077  $  10,770
  Adjustments to reconcile net income to net cash flow from operating activities:
    Depreciation and amortization...............................................        733      1,252      2,550
    Changes in assets and liabilities:
      Accounts receivable--trade................................................     (9,542)    (7,397)   (18,506)
      Inventories, net..........................................................    (17,923)       727    (13,652)
      Other current assets......................................................       (347)      (479)      (621)
      Other assets..............................................................          2        151       (763)
      Accounts payable--trade...................................................      9,029      1,807     15,543
      Accrued wages, commissions, and bonuses...................................       (182)       585        322
      Other accrued liabilities.................................................        453        817        419
                                                                                  ---------  ---------  ---------
        Net cash provided by (used in) operating activities.....................    (15,779)     3,540     (3,938)
                                                                                  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment...........................................     (2,470)    (3,086)    (9,580)
  Investment in subsidiary......................................................         --         --       (236)
                                                                                  ---------  ---------  ---------
        Net cash used in investing activities...................................     (2,470)    (3,086)    (9,816)
                                                                                  ---------  ---------  ---------
Cash flows from financing activities:
  Borrowings on (payments of) short-term debt...................................      4,727       (351)     9,760
  Payments of Founding Shareholder Notes........................................     (1,340)        --         --
  Borrowings on (payments of) long-term debt....................................        436     (1,003)     2,297
  Issuance of common stock, net of issue costs..................................     21,678        158      1,218
  Distribution of S Corporation earnings........................................     (2,082)        --         --
  Payment of dividends..........................................................     (1,285)        --         --
  Tax benefit from exercise of stock options....................................         --         --        928
                                                                                  ---------  ---------  ---------
    Net cash provided by (used in) financing activities.........................     22,134     (1,196)    14,203
                                                                                  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............................      3,885       (742)       449
Cash and cash equivalents at beginning of period................................        277      4,162      3,420
                                                                                  ---------  ---------  ---------
Cash and cash equivalents at end of period......................................  $   4,162  $   3,420  $   3,869
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

Supplemental disclosure of cash flow information:

  -- Cash paid for interest in 1995, 1996 and 1997 was $1,023, $1,243, and $1,640, respectively.

  -- Cash paid for income taxes in 1995, 1996 and 1997 was $507, $2,775 and $4,375 respectively.

For additional disclosure of non-cash investing and financing activities, see
Note 3, Acquisition.

   The accompanying notes are an integral part of these financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerators, other multimedia subsystem products and specialized technology products designed for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc. (see Note 3), also a wholly owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products.

    PRINCIPLES OF CONSOLIDATION.  In conjunction with the Stock Offering (see
Note 2), STB Assembly, Inc. became a wholly owned subsidiary of STB Systems, Inc. Consequently, the accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc. (see Note 3), (collectively referred to as the "Company"; see also Note 2). STB Assembly, Inc. has two majority owned subsidiaries, STB de Mexico S.A. de C.V. ("STB de Mexico") and Maquilados Continentales de Chihuahua ("MCC"). STB de Mexico is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. As of December 1992, MCC became an inactive entity. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in the subsidiaries are insignificant for financial reporting purposes.

    MANAGEMENT ESTIMATES. In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

    CASH AND CASH EQUIVALENTS. Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with initial maturities of three months or less qualify as cash equivalents.

    REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE. The Company recognizes revenue from product sales upon shipment. Sales to original equipment manufacturers ("OEMs") account for a significant portion of the Company's sales. The Company offers its OEM customers a limited warranty for a period of typically 15 to 36 months. Costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment.

    Stock rotation returns, under specified conditions, are allowed to certain retail customers for recently purchased products, provided an equivalent dollar amount of other products is purchased at the time of the return. Also, in the event the Company reduces its selling prices, certain retail customers receive price protection credit for the difference between the original purchase price of product remaining in specified levels of their inventories and the Company's reduced price for such products. Sales adjustments resulting from stock rotation returns and price protection programs are made as determined by management and have historically been minor. Management's estimates of the costs associated with the price protection and stock rotation programs are based on the Company's historical experience with such arrangements and its evaluation of exposure at each balance sheet date resulting from these policies. The Company's sales are presented net of stock rotation returns and price adjustments.

    The Company participates in cooperative advertising programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising. In general, the programs allow distributors credits up to a specified percentage of net purchases. The Company's costs

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) associated with these programs are estimated and accrued at the time of sale and are included in sales and marketing expenses.

    INVENTORIES. Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis using a moving weighted average methodology.

    PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation is computed for financial statement purposes using an accelerated method over the estimated useful lives of the assets, which range from three to five years. Amortization of assets recorded under capital leases is included in depreciation expense. Depreciation and amortization expense for each of the years ended October 31, 1995, 1996 and 1997 was $733,000, $1,252,000 and
$2,550,000, respectively.

    RESEARCH AND DEVELOPMENT. Research and development costs are charged to expense as incurred.

    INCOME TAXES. Effective February 21, 1995 and in connection with the Company's initial public offering ("Stock Offering"), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) on a prospective basis (see Note 2). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using estimated tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

    Prior to the Stock Offering (see Note 2), the Company had been treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the income of the Company for federal and certain state income tax purposes was included in the income tax returns of the individual shareholders ("Founding Shareholders"). Accordingly, prior to February 21, 1995, no recognition of federal and certain state income taxes has been given in the accompanying financial statements. Prior to the conversion to C Corporation status, in connection with the Stock Offering, the Company paid dividends to its shareholders in an amount equal to the taxable earnings of the Company multiplied by the current personal income tax rate.

    ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" (SFAS 123) was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the statement of operations, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1997 fiscal year. Accordingly, the Company has adopted SFAS 123 on a disclosure basis only.

    FINANCIAL INSTRUMENTS. As of October 31, 1996 and 1997 the fair values of the Company's revolving credit balance and the fair values of the Company's fixed-rate debt approximates the related carrying values.

    STOCK SPLITS. During fiscal 1997, the Company declared a three-for-two split of the Company's common stock. The stock split was effected in the form of a stock dividend on July 17, 1997, and resulted in the issuance of 3,454,011 additional shares. Share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) On January 27, 1998, the Company declared a three-for-two split of the
Company's common stock. The stock split will be effected in the form of a stock dividend on February 20, 1998, to shareholders of record on February 11, 1998. Shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

    EARNINGS PER SHARE. In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share", (SFAS 128). The Company has adopted SFAS 128, which establishes standards for computing and presenting earnings per share (EPS), in the first quarter of fiscal 1998. This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock. SFAS 128 requires restatement of EPS for prior periods. Accordingly, EPS data for all periods presented has been restated to reflect the computation of EPS in accordance with the provisions of SFAS 128.

    FOREIGN CURRENCY TRANSLATION. The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income.

NOTE 2--STOCK SPLIT, REORGANIZATION AND STOCK OFFERING

    Effective December 20, 1994, the Company consummated a common stock split at a ratio of 8,333 to one which resulted in common stock with $.01 par value, 20,000,000 shares authorized, 5,625,000 shares issued and outstanding prior to the Stock Offering (see below). The stock split, which was effected in the form of a stock dividend, has been given retroactive effect in the accompanying financial statements.

    STB Systems, Inc. entered into a Share Exchange Agreement on December 16, 1994 with the shareholders of STB Assembly, Inc., providing for the issuance of STB Systems, Inc. common stock in exchange for the outstanding common stock of STB Assembly, Inc. on a one-for-333 basis immediately prior to consummation of the Stock Offering. For purposes of these consolidated financial statements, these shares are treated as outstanding for all periods presented. As STB Systems, Inc. and STB Assembly, Inc. were under common control, there was no change in basis for financial reporting purposes as a result of the Share Exchange Agreement. As a result of the reorganization, STB Assembly, Inc. became a wholly-owned subsidiary of STB Systems, Inc. Effective February 21, 1995, STB Systems, Inc. terminated its S Corporation status and became a C Corporation and as a result, the Company became subject to all federal and state taxes pursuant to the C Corporation rules of the Internal Revenue Code.

    On December 16, 1994, the Board of Directors of the Company authorized an initial public offering of the Company's common stock ("Stock Offering"). Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of common stock. On February 14, 1995, 4,500,000 shares of common stock were offered to the public at a price of $5.33 per share. Proceeds from the Company's Stock Offering totaled $24,000,000, net of $2,322,000 of Stock Offering expenses. The Company's stock is listed on the NASDAQ National Market under the symbol "STBI".

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 3--ACQUISITION

    During the quarter ended April 30, 1997, STB Systems, Inc. acquired all of the outstanding shares of Symmetric Simulation Systems, Inc. ("Symmetric"). Symmetric designs and builds high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation. This transaction was accounted for as a purchase, in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". As consideration, the Company issued 65,047 shares of stock at a fair market value of $950,000 and cash in the amount of $236,000. As a result of the acquisition, the Company recorded goodwill in the amount of $1,648,000, which is included in other assets and is being amortized on a straight line basis over seven years. Unamortized goodwill at October 31, 1997 was $1,548,000.

    Pro forma results of operations data has not been included in these financial statements as they are not material to the year ended October 31, 1997. The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the date of acquisition, as follows (in thousands):

                                                                                        1997
                                                                                      ---------
Working capital, other than cash....................................................  $   1,166
Property, plant and equipment.......................................................         89
Other assets........................................................................          4
Goodwill............................................................................      1,648
Other liabilities...................................................................     (1,720)
                                                                                      ---------
Purchase price, net of cash received................................................  $   1,187
                                                                                      ---------
                                                                                      ---------

NOTE 4--INVENTORIES

    Inventories at October 31 consist of the following (in thousands):

                                                                            1996       1997
                                                                          ---------  ---------
Raw materials...........................................................  $  10,667  $  22,416
Work-in-process.........................................................     14,358     13,416
Finished goods..........................................................      2,123      5,463
                                                                          ---------  ---------
Inventories, net........................................................  $  27,148  $  41,295
                                                                          ---------  ---------
                                                                          ---------  ---------

NOTE 5--PROPERTY AND EQUIPMENT

    Property and equipment at October 31 consist of the following (in thousands):

                                                                             1996       1997
                                                                           ---------  ---------
Furniture and equipment..................................................  $   8,614  $  16,485
Leasehold improvements...................................................        628        746
                                                                           ---------  ---------
                                                                               9,242     17,231
Less: accumulated depreciation...........................................     (4,011)    (4,883)
                                                                           ---------  ---------
Property and equipment, net..............................................  $   5,231  $  12,348
                                                                           ---------  ---------
                                                                           ---------  ---------

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 6--SHORT TERM DEBT AND NOTES PAYABLE TO RELATED PARTIES

    On January 5, 1996, the Company increased its borrowing capacity under its revolving credit facility ("Revolving Credit Facility") from $13,000,000 to $25,000,000. The Revolving Credit Facility is with a bank, payable upon demand, with interest at prime plus .75% (9.25% at October 31, 1997). Outstanding balances under the Revolving Credit Facility were $11,760,000 and $21,520,000, at October 31, 1996 and 1997, respectively. All indebtedness under the Revolving Credit Facility matures on November 1, 1999.

    Availability under the Revolving Credit Facility is subject to limitations determined by the Company's borrowing base, which is calculated based on eligible accounts receivable and inventory, as defined in the Revolving Credit Facility agreement.

    Subsequent to the balance sheet date, the Company entered into a new credit agreement with a bank, increasing its borrowing capacity from $25,000,000 to $30,000,000 on a new Revolving Credit Facility. All debt under the existing facility was repaid with the increased capacity expected to be used to support increased working capital needs. The new Revolving Credit Facility bears interest at Libor plus 175 basis points (7.406% at October 31, 1997). In addition, the Company will incur a fee on the unused portion of the commitment, at an annual rate of .375%, payable quarterly, in arrears. All indebtedness under the new Revolving Credit Facility matures on November 21, 1999. In connection with the new Revolving Credit Facility, the Company incurred line of credit fees in the amount of $76,000 in the first quarter of fiscal 1998.

NOTE 7--LONG-TERM LIABILITIES

    Long-term liabilities at October 31 consist of the following (in thousands):

                                                                             1996       1997
                                                                           ---------  ---------
Mezzanine Facility, interest at prime plus .75%, (prime plus 3% prior to
  January 5, 1996) payable in monthly installments of interest only through November 1, 1995 and principal and interest from December 1,
  1995 through November 1,1999, collateralized by certain assets of the
  Company................................................................  $   1,500  $   1,000
Other loans, interest at 9.8%, payable in monthly installments of principal and interest through July 1997, collateralized by certain
  assets of the Company..................................................          4         --
Obligations under capital leases.........................................        477      3,278
                                                                           ---------  ---------
                                                                               1,981      4,278
Less: current portion....................................................       (705)    (1,167)
                                                                           ---------  ---------
Long-term liabilities....................................................  $   1,276  $   3,111
                                                                           ---------  ---------
                                                                           ---------  ---------

    In connection with the new Revolving Credit Facility, the Mezzanine Facility of $1,000,000 was repaid in full subsequent to the balance sheet date. In addition to the new Revolving Credit Facility, the Company entered into a long term loan agreement ("Term Loan") in the amount of $3,000,000 which is structured as a sale/leaseback transaction and is included in obligations under capital leases. The Term Loan is collateralized by certain assets of the Company, and bears interest at the rate of Libor plus 250 basis points (8.156% at October 31, 1997). The Term Loan is payable in monthly installments of principal and interest over five years.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 7--LONG-TERM LIABILITIES (CONTINUED)
    The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases and the present value of the minimum capital lease payments at October 31, 1997 are (in thousands):

YEARS ENDING OCTOBER 31,
-------------------------------------------------------------------------------
1998                                                                               $     845
1999                                                                                     786
2000                                                                                     754
2001                                                                                     690
2002                                                                                     690
                                                                                      ------
                                                                                       3,765
Less: amount representing interest.............................................         (487)
                                                                                      ------
Present value of the minimum capital lease payments............................    $   3,278
                                                                                      ------
                                                                                      ------

NOTE 8--COMMITMENTS AND CONTINGENCIES

    The Company leases office space and equipment under various noncancelable operating lease agreements extending through 2002. Rental expense for each of the years ended October 31, 1995, 1996 and 1997 was $773,000, $856,000, and
$2,136,000, respectively. In the first quarter of fiscal 1998 the Company moved its manufacturing operations to a new 137,000 square foot facility in Juarez, Mexico. Future minimum lease payments for the new facility are included in the table below.

    At October 31, 1997, future minimum lease payments for such operating leases are (in thousands):

YEARS ENDING OCTOBER 31,
-------------------------------------------------------------------------------
1998                                                                               $   3,976
1999                                                                                   3,345
2000                                                                                   2,202
2001                                                                                   2,180
2002                                                                                   2,169
                                                                                 -------------
Total                                                                              $  13,872
                                                                                 -------------
                                                                                 -------------

    The Company installed two new high speed surface-mount assembly lines at its new facility in Juarez, Mexico during the fourth quarter of fiscal 1997, at a total cost of $6.3 million. The equipment was financed by two separate operating leases. The first of the two lines was placed in service in September 1997 and the financing was arranged prior to fiscal year end. The second line was placed in service late in the fourth quarter of fiscal 1997, therefore, the financing of this lease was not finalized until December 1997. For purposes of this footnote, the minimum lease payments have been included for both leases. Under the operating lease arrangements, the Company must make 60 monthly payments of $60,775 and $53,691, respectively.

    In December 1997, the Company entered into a five year agreement to construct and lease a new corporate headquarters. Construction on the 210,000 square foot facility began in December 1997, and the total cost is estimated to be approximately $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 8--COMMITMENTS AND CONTINGENCIES (CONTINUED) lease agreement). The Company plans to occupy the facility during the first fiscal quarter of 1999 with rental payments commencing upon occupancy. Upon completion of the initial five year term, the Company has the option to renew the lease for an additional five years, payoff the underlying debt or cause the building to be sold.

NOTE 9--MAJOR CUSTOMERS

    Sales to major customers, as a percentage of net sales, were as follows for each of the years ended October 31:

CUSTOMER                                                                   1995       1996       1997
-----------------------------------------------------------------------  ---------  ---------  ---------
A......................................................................        42%        47%        35%
B......................................................................         --         8%        20%
C......................................................................         --         --        11%
D......................................................................        10%         --         --

    Net sales to customers within the United States and to customers in foreign countries were as follows for each of the years ended October 31 (in thousands):

                                                                        1995        1996        1997
                                                                     ----------  ----------  ----------
United States......................................................  $   98,742  $  144,761  $  144,665
Europe.............................................................      30,000      32,654      42,510
Other..............................................................         861       2,740      12,310
                                                                     ----------  ----------  ----------
                                                                     $  129,603  $  180,155  $  199,485
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

NOTE 10--EMPLOYEE BENEFIT PLAN AND PROFIT SHARING PLAN

    The Company has a 401(K) plan for all full-time employees. During the period, the Company modified the plan contribution amount. The new plan provides for the Company to make contributions of up to 50% of the amount of an employee's contribution, but not more than 2% of an employee's total cash compensation. Prior to the change, the Company made contributions of up to 25% of the amount of an employee's contribution, up to 1% of the employee's total cash compensation. The Company incurred expense of $34,000, $43,000 and $149,000 for the years ended October 31, 1995, 1996 and 1997, respectively, for its contributions to this plan.

    The Company's profit sharing plan provides for a portion of the Company's income before taxes to be paid as additional compensation to participants in this plan. Concurrent with the Stock Offering, the profit sharing percentage was reduced from 25% to 10%. Employees meeting eligibility requirements participate in the plan. The Company incurred compensation expense of $503,000, $991,000 and $1,464,000 in the years ended October 31, 1995, 1996 and 1997, respectively, as a result of the Company's obligations under the profit sharing plan.

NOTE 11--EARNINGS PER SHARE

    Basic net income per share has been computed in accordance with SFAS 128 using the weighted average number of common shares outstanding after giving retroactive effect to the three-for-two stock splits effected in July 1997 and February 1998. The provision and disclosure requirements for SFAS 128

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 11--EARNINGS PER SHARE (CONTINUED)
were required to be adopted for interim and annual periods ending after December 15, 1997, with restatement of EPS for all prior periods.

    Diluted net income per share gives effect to all dilutive potential common shares that were outstanding during the periods.

    The following table sets forth a reconciliation of the numerator and denominator used in the basic and diluted EPS computation for the years ended October 31:

                                                                    1995         1996          1997
                                                                 ----------  ------------  ------------
Net income (in thousands)......................................  $    1,998  $      6,077  $     10,770
                                                                 ----------  ------------  ------------
                                                                 ----------  ------------  ------------
Basic:
  Weighted average number of shares outstanding used in the
    basic net income per share calculation.....................   8,818,151    10,158,803    10,297,929
                                                                 ----------  ------------  ------------
                                                                 ----------  ------------  ------------
  Net income per share.........................................  $     0.23  $       0.60  $       1.05
                                                                 ----------  ------------  ------------
                                                                 ----------  ------------  ------------
Diluted:
  Weighted average number of shares outstanding................   8,818,151    10,158,803    10,297,929
  Additional weighted average shares from assumed exercise of dilutive stock options, net of shares assumed to be
    repurchased with exercise proceeds.........................      33,076       150,453       848,673
                                                                 ----------  ------------  ------------
  Weighted average shares used in the diluted net income per
    share calculation..........................................   8,851,227    10,309,256    11,146,602
                                                                 ----------  ------------  ------------
                                                                 ----------  ------------  ------------
  Net income per share.........................................  $     0.23  $       0.59  $       0.97
                                                                 ----------  ------------  ------------
                                                                 ----------  ------------  ------------


    Options to purchase 16,500 shares of common stock at exercise prices ranging from $24.92 to $25.67 per share were outstanding during the period but were not included in the computation of diluted EPS because such exercise prices were greater than the average market price of the common shares. The options will expire in September 2007.


NOTE 12--CHANGE IN S CORPORATION STATUS AND INCOME TAXES

    Immediately preceding the Stock Offering (see Note 2), STB Systems, Inc. terminated its S Corporation status, and accordingly, the Company is subject to federal and state income taxes.

    The Company paid cash distributions to its Founding Shareholders in the aggregate amount of $1,285,000 for the fiscal year ended October 31, 1995. Following the Stock Offering, the Company made final distributions of the Company's undistributed S Corporation earnings to its Founding Shareholders. Such undistributed S Corporation earnings aggregated $4,100,000. The Company paid approximately one-half of the undistributed S Corporation earnings from the proceeds of the Stock Offering, and the remainder in the form of Founding Shareholder Notes. As of October 31, 1997, these notes had been repaid in full.

    As a result of the termination of STB Systems, Inc.'s S Corporation status, the Company is required to provide deferred income taxes for cumulative temporary differences between income for financial and income tax reporting purposes at the date of termination. A deferred tax asset of $455,000 was recorded at the date of change in tax status resulting primarily from differing methods of recognizing inventory reserves and bad debt allowances for financial and income tax reporting purposes. The deferred tax assets

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 12--CHANGE IN S CORPORATION STATUS AND INCOME TAXES (CONTINUED) at October 31 are composed of the following and included in other current assets in the consolidated balance sheets (in thousands):

                                                                                 1995       1996       1997
                                                                               ---------  ---------  ---------
Bad debt reserves............................................................  $     153  $     113  $     163
Inventory reserves...........................................................        340        476        490
Depreciation.................................................................         55         62         87
Various expense accruals.....................................................         80        408        216
Stock Option tax benefit.....................................................     --         --            903
                                                                               ---------  ---------  ---------
Deferred tax asset...........................................................  $     628  $   1,059  $   1,859
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    PROVISION FOR INCOME TAXES. The components of the income tax provision for the C Corporation period for the years ended October 31, 1995, 1996 and 1997 are as follows (in thousands):

                                                                                 1995       1996       1997
                                                                               ---------  ---------  ---------
Current Provision:
  Federal....................................................................  $     485  $   3,468  $   5,018
  State......................................................................         18         81         95
  Foreign....................................................................     --             68        265
                                                                               ---------  ---------  ---------
                                                                                     503      3,617      5,378
                                                                               ---------  ---------  ---------
Deferred (benefit)expense
  Federal....................................................................       (173)      (431)      (800)
  Effect of stock option exercises...........................................     --         --            903
                                                                               ---------  ---------  ---------
                                                                                    (173)      (431)       103
                                                                               ---------  ---------  ---------
Provision for income taxes...................................................  $     330  $   3,186  $   5,481
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    A reconciliation of taxes based on the federal statutory rate and the provision for income taxes is summarized as follows for the years ended October 31:

                                                                            1995       1996       1997
                                                                          ---------  ---------  ---------
Income taxes at the federal statutory rate..............................      34.0%      34.0%      35.0%
S Corporation earnings..................................................     (17.5%)    --         --
State income taxes, net of federal benefit..............................       0.5%       0.6%       0.4%
Foreign tax credit, net.................................................     --           (.1%)     (1.6%)
R&D credit..............................................................      (3.4%)     (1.5%)     (1.9%)
Other, net..............................................................        .6%       1.4%       1.8%
                                                                          ---------  ---------  ---------
Provision for income taxes..............................................      14.2%      34.4%      33.7%
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

NOTE 13--RELATED PARTY TRANSACTIONS

    In July 1993, the Company entered into an agreement with a financial consulting firm to provide advisory services and arrange certain credit facilities for the Company. The president of this firm, who is

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 13--RELATED PARTY TRANSACTIONS (CONTINUED) also an equity holder in the firm, serves as a member of the Company's board of directors. The Company incurred costs of $58,000 for the year ended October 31, 1996, related to these services.

    In April 1994, this financial consulting firm agreed to provide certain advisory services, including services relating to the Stock Offering. A flat fee of $150,000 was paid to the firm in connection with the Stock Offering. The Company recognized costs of $133,000 with respect to these services in 1995.

    A business consulting firm has provided consulting services to the Company since March 1990, for which the Company incurred fees of $21,000 in 1995. A general partner in this consulting firm is an officer of the Company and a member of the Company's board of directors.

NOTE 14--STOCK PLANS

    The Company's 1995 Long Term Incentive Plan provides for the granting of incentive stock options and non-qualified stock options to purchase common stock, stock appreciation rights, restricted stock and performance units to key executives and other key employees of the Company. In April 1997, the plan increased its number of authorized shares of common stock to be used for stock options, stock appreciation rights, or restricted stock from 1,912,500 to 2,250,000. All options vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. At October 31, 1997, options to purchase 332,547 shares were exercisable. The plan will terminate on December 31, 2004. Stock option activity during fiscal 1995, 1996 and 1997 is as follows:

                                                                     NUMBER     OPTION PRICE    WEIGHTED AVERAGE
                                                                   OF SHARES   RANGE PER SHARE   EXERCISE PRICE
                                                                   ----------  ---------------  -----------------
Balance at October 31, 1994......................................      --            --                --
  Granted........................................................   1,086,750  $  5.33--$ 6.17      $    5.36
  Terminated.....................................................     (99,000) $  5.33--$ 6.11      $    5.42
  Exercised......................................................      --            --                --
                                                                   ----------  ---------------         ------
Balance at October 31, 1995......................................     987,750  $  5.33--$ 6.17      $    5.35
                                                                   ----------  ---------------         ------
  Granted........................................................     916,875  $  4.11--$10.39      $    8.43
  Terminated.....................................................     (73,125) $  4.61--$ 5.33      $    5.05
  Exercised......................................................     (24,750) $  5.33--$ 5.33      $    5.33
                                                                   ----------  ---------------         ------
Balance at October 31, 1996......................................   1,806,750  $  4.11--$10.39      $    6.93
                                                                   ----------  ---------------         ------
  Granted........................................................     137,625  $  8.67--$25.67      $   15.25
  Terminated.....................................................     (31,500) $  5.33--$ 7.67      $    6.92
  Exercised......................................................    (198,225) $  4.11--$10.39      $    5.45
                                                                   ----------  ---------------         ------
Balance at October 31, 1997......................................   1,714,650  $  4.11--$25.67      $    7.77
                                                                   ----------  ---------------         ------

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 14--STOCK PLANS (CONTINUED)
    The following table summarizes information about stock options outstanding at October 31, 1997:

                                                         OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                              -----------------------------------------  ------------------------
                                                              WEIGHTED
                                                               AVERAGE       WEIGHTED                  WEIGHTED
EXERCISE                                                      REMAINING       AVERAGE                   AVERAGE
PRICE                                           SHARES       CONTRACTUAL     EXERCISE      NUMBER      EXERCISE
RANGE                                         OUTSTANDING       LIFE           PRICE      OF SHARES      PRICE
--------------------------------------------  -----------  ---------------  -----------  -----------  -----------
$ 4.11--$ 6.00..............................     889,276            7.5      $    5.27      196,048    $    5.31
$ 6.01--$ 9.00..............................      74,175            8.4      $    6.82       13,425    $    6.33
$ 9.01--$13.50..............................     652,950            9.0      $    9.90      123,074    $    9.79
$13.51--$20.25..............................      77,625            9.4      $   14.90           --           --
$20.26--$25.67..............................      20,625            9.9      $   24.41           --           --
                                                                     --
                                              -----------                   -----------  -----------       -----
                                               1,714,651            8.2      $    7.77      332,547    $    7.01
                                              -----------                                -----------
                                              -----------                                -----------

    The fair value of each option was estimated on the date of grant based on the Black-Sholes option pricing model assuming, among other things, no dividend yield, a risk free interest rate of 6.0%, expected volatility of 71% and expected life of 4 years. The weighted average grant date fair value for options granted during the fiscal years ended October 31, 1996 and 1997 was $4.89 and $8.89, respectively. Had the Company recorded compensation expense based on the fair value at the date of grant for its stock options under SFAS 123, the Company's income would have been reduced to the pro forma amounts indicated below, net of taxes:

                                                                             1996       1997
                                                                           ---------  ---------
As Reported:
  Net income (in thousands)..............................................  $   6,077  $  10,770
                                                                           ---------  ---------
                                                                           ---------  ---------
  Net income per share:
  Basic..................................................................  $    0.60  $    1.05
                                                                           ---------  ---------
                                                                           ---------  ---------
  Diluted................................................................  $    0.59  $    0.97
                                                                           ---------  ---------
                                                                           ---------  ---------
Pro Forma:
  Net income (in thousands)..............................................  $   6,000  $  10,127
                                                                           ---------  ---------
                                                                           ---------  ---------
  Net income per share:
  Basic..................................................................  $    0.59  $    0.98
                                                                           ---------  ---------
                                                                           ---------  ---------
  Diluted................................................................  $    0.58  $    0.91
                                                                           ---------  ---------
                                                                           ---------  ---------

    EMPLOYEE STOCK PURCHASE PLAN. The 1995 Employee Stock Option Purchase Plan provides a method whereby eligible employees may purchase common stock through voluntary payroll deductions, not to exceed 10% of the employee's base salary. Payroll deductions are made over a twelve month period. At the end of the deduction period, employees will have a subsequent twelve month period during which they may either exercise their options in whole or in part, or withdraw their funds with interest at a rate determined by the Stock Option Committee. The purchase price under the plan will be determined by the Stock Option Committee, however, the option price will not be less than 85% of the fair market value of the common stock on the date the option is granted or, such price will not be less than 85% of the fair market

                       STB SYSTEMS, INC. AND SUBSIDIARIES

NOTE 14--STOCK PLANS (CONTINUED)
value of the Common Stock on the date the option is exercised. As of October 31, 1997, 39,430 shares have been issued under this plan.

NOTE 15--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (IN THOUSANDS)

                                                             THREE MONTHS ENDED
                           --------------------------------------------------------------------------------------
                           JAN. 31,   APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JUL. 31,   OCT. 31,
                             1996       1996       1996       1996       1997       1997       1997       1997
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales................  $  44,905  $  44,592  $  42,537  $  48,122  $  48,092  $  48,700  $  42,019  $  60,674
Gross profit.............      7,262      8,403      8,616     10,996     10,633     11,778     12,425     15,211
Net income...............      1,214      1,351      1,380      2,131      2,252      2,418      2,469      3,630
Net income per share:
  Basic..................  $    0.12  $    0.13  $    0.14  $    0.21  $    0.22  $    0.24  $    0.24  $    0.35
  Diluted................  $    0.12  $    0.13  $    0.13  $    0.20  $    0.21  $    0.22  $    0.22  $    0.31

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                          OCTOBER 31,  JANUARY 31,
                                                                                             1997         1998
                                                                                          -----------  -----------
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.............................................................   $   3,869    $   3,391
  Accounts receivable -- trade, net of allowance for doubtful accounts of $465 and $548,
    respectively........................................................................      47,208       49,806
  Inventories, net......................................................................      41,295       45,811
  Other current assets..................................................................       1,970        2,659
                                                                                          -----------  -----------
    Total current assets................................................................      94,342      101,667
Property and equipment, net.............................................................      12,348       12,130
Other assets............................................................................       2,864        1,970
                                                                                          -----------  -----------
    Total assets........................................................................   $ 109,554    $ 115,767
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term debt.......................................................................   $  21,520    $  23,000
  Accounts payable--trade...............................................................      36,801       38,938
  Accrued wages, commissions and bonuses................................................       1,466          936
  Other accrued liabilities.............................................................       2,027        2,403
  Current portion of long-term liabilities..............................................       1,167          589
                                                                                          -----------  -----------
    Total current liabilities...........................................................      62,981       65,866
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Long-term Liabilities:
  Long-term notes payable...............................................................         500       --
  Obligations under capital leases and other long-term liabilities......................       2,611        2,538
                                                                                          -----------  -----------
    Total long-term liabilities.........................................................       3,111        2,538
                                                                                          -----------  -----------
Shareholders' Equity:
  Preferred stock, 2,000,000 shares authorized, none issued or outstanding..............      --           --
  Common stock, $.01 par value, 25,000,000 shares authorized, 10,452,473 and 10,464,897
    shares issued, respectively.........................................................         105          105
  Additional paid-in capital............................................................      25,357       25,453
  Retained earnings.....................................................................      18,245       22,050
                                                                                          -----------  -----------
                                                                                              43,707       47,608
  Treasury stock, 35 shares, at cost....................................................        (245)        (245)
                                                                                          -----------  -----------
  Total shareholders' equity............................................................      43,462       47,363
                                                                                          -----------  -----------
    Total liabilities and shareholders' equity..........................................   $ 109,554    $ 115,767
                                                                                          -----------  -----------
                                                                                          -----------  -----------

   The accompanying notes are an integral part of these financial statements

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                            THREE MONTHS ENDED
                                                                                               JANUARY 31,
                                                                                        --------------------------
                                                                                            1997          1998
                                                                                        ------------  ------------
Net sales.............................................................................  $     48,092  $     78,758
Cost of sales.........................................................................        37,459        62,542
                                                                                        ------------  ------------
Gross profit..........................................................................        10,633        16,216
                                                                                        ------------  ------------
Operating expenses:
  Research and development............................................................         1,238         2,338
  Sales and marketing.................................................................         3,286         4,424
  General and administrative..........................................................         2,383         3,235
                                                                                        ------------  ------------
Total operating expenses..............................................................         6,907         9,997
                                                                                        ------------  ------------
Income from operations................................................................         3,726         6,219
Interest expense, net.................................................................           376           518
                                                                                        ------------  ------------
Income before income taxes............................................................         3,350         5,701
Provision for income taxes............................................................         1,098         1,896
                                                                                        ------------  ------------
Net income............................................................................  $      2,252  $      3,805
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Net income per share:
  Basic...............................................................................  $       0.22  $       0.36
                                                                                        ------------  ------------
                                                                                        ------------  ------------
  Diluted.............................................................................  $       0.21  $       0.33
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Weighted average shares outstanding:
  Basic...............................................................................    10,158,549    10,461,695
                                                                                        ------------  ------------
                                                                                        ------------  ------------
  Diluted.............................................................................    10,730,624    11,388,554
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                                                THREE MONTHS ENDED
                                                                                                   JANUARY 31,
                                                                                               --------------------
                                                                                                 1997       1998
                                                                                               ---------  ---------
Cash flows from operating activities:
  Net income.................................................................................  $   2,252  $   3,805
  Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and amortization............................................................        420        660
    Changes in assets and liabilities:
      Accounts receivable--trade.............................................................        667     (2,598)
      Inventories............................................................................        457     (4,516)
      Other current assets...................................................................       (260)      (689)
      Other assets...........................................................................         33        894
      Accounts payable--trade................................................................     (4,483)     2,136
      Accrued wages, commissions, and bonuses................................................       (109)      (530)
      Other accrued liabilities..............................................................        365        376
                                                                                               ---------  ---------
        Net cash used in operating activities................................................       (658)      (462)
                                                                                               ---------  ---------
Cash flows from investing activities--
  Purchases of property and equipment........................................................     (1,085)      (442)
                                                                                               ---------  ---------
Cash flows from financing activities:
  Borrowings on short-term debt..............................................................      2,145      1,480
  Payments on long-term debt.................................................................       (185)    (1,150)
  Issuance of common stock, net of issue costs...............................................         99         96
                                                                                               ---------  ---------
    Net cash provided by financing activities................................................      2,059        426
                                                                                               ---------  ---------
Net increase (decrease) in cash and cash equivalents.........................................        316       (478)
Cash and cash equivalents at beginning of period.............................................      3,420      3,869
                                                                                               ---------  ---------
Cash and cash equivalents at end of period...................................................  $   3,736  $   3,391
                                                                                               ---------  ---------
                                                                                               ---------  ---------

   The accompanying notes are an integral part of these financial statements

                               STB SYSTEMS, INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerator subsystems, other multimedia subsystem products and specialized technology products for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly-owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc., also a wholly-owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation.

    The accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc., (collectively referred to as the "Company"). STB Assembly, Inc. has two majority owned subsidiaries, STB de Mexico S.A. de C.V. ("STB de Mexico") and Maquilados Continentales de Ciudad Juarez, S.A. de C.V. ("MCC"). STB de Mexico is a Mexican corporation operated as a maquiladora that performs assembly services for STB Systems, Inc. MCC entered into an agreement in January 1990 to provide subcontract manufacturing services for STB Systems, Inc. As of December 1992, MCC became an inactive entity. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in the subsidiaries are insignificant for financial reporting purposes.

    In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share", (SFAS 128). The Company has adopted SFAS 128, which establishes standards for computing and presenting earnings per share (EPS). This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock. The provision and disclosure requirements of SFAS 128 were required to be adopted for interim and annual periods ending after December 15, 1997, with restatement of EPS for prior periods. Accordingly, EPS data for all periods has been restated to reflect the computation of EPS in accordance with the provisions of SFAS 128.

    The financial information presented herein should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 1997. The foregoing unaudited interim consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for the interim periods are not necessarily indicative of the results to be expected for the year.

NOTE 2--INVENTORIES

    Inventories at October 31, 1997 and January 31, 1998 consist of the following (in thousands):


                                                                         OCTOBER 31,      JANUARY 31,
                                                                            1997             1998
                                                                       ---------------  ---------------
Raw materials........................................................     $  22,416        $  23,789
Work-in-process......................................................        13,416           15,236
Finished goods.......................................................         5,463            6,786
                                                                            -------          -------
  Totals.............................................................     $  41,295        $  45,811
                                                                            -------          -------

                               STB SYSTEMS, INC.

                                  (UNAUDITED)

NOTE 3--SHORT TERM DEBT


    In November 1997, the Company entered into a new credit agreement with a bank, increasing its borrowing capacity to $30,000,000 from $25,000,000. The new revolving credit facility ("Revolving Credit Facility") bears interest at Libor plus 175 basis points (7.348% at January 31, 1998). Availability under the Revolving Credit Facility is subject to limitation determined by the Company's borrowing base, which is calculated based on eligible accounts receivable as defined in the Revolving Credit Facility Agreement. In January 1998, the Company increased its borrowing capacity under its Revolving Credit Facility to $40,000,000 from $30,000,000.


NOTE 4--STOCK SPLIT

    On January 27, 1998, the Company declared a three-for-two split of the Company's common stock. The stock split will be effected in the form of a stock dividend on February 20, 1998, to shareholders of record on February 11, 1998. Share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

NOTE 5--EARNINGS PER SHARE

    The following table sets forth the reconciliation of the numerators and denominators of the basic and diluted EPS computations at January 31:

                                                                                  1997          1998
                                                                              ------------  ------------
Net income (in thousands)...................................................  $      2,252  $      3,805
                                                                              ------------  ------------
                                                                              ------------  ------------
Weighted average shares outstanding.........................................    10,158,549    10,461,695
                                                                              ------------  ------------
                                                                              ------------  ------------
Basic net income per share..................................................  $       0.22  $       0.36
                                                                              ------------  ------------
                                                                              ------------  ------------

Weighted average shares outstanding.........................................    10,158,549    10,461,695
Additional weighted average shares from assumed exercise of dilutive stock
  options, net of shares assumed to be repurchased with exercise proceeds...       572,075       926,859
                                                                              ------------  ------------
Dilutive weighted average shares outstanding................................    10,730,624    11,388,554
                                                                              ------------  ------------
                                                                              ------------  ------------
Diluted net income per share................................................  $       0.21  $       0.33
                                                                              ------------  ------------
                                                                              ------------  ------------


    Options to purchase 20,625 shares of common stock at exercise prices ranging from $21.27 to $25.67 per share were outstanding during the first quarter of fiscal 1998 but were not included in the computation of diluted EPS because such exercise prices were greater than the average market price of the common shares. The options will expire in 2007.

    [Inside Back Cover Graphics: Collage of images, including several of the Company's products, a racing motorcyclist, 3D mechanical drawing renderings and a PC monitor screen displaying a web browser with a page from the Company's world wide web site.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------


    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              -------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   20
Price Range of Common Stock and Dividend Policy...........................   20
Capitalization............................................................   21
Selected Consolidated Financial Data......................................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   24
Business..................................................................   35
Management................................................................   51
Certain Transactions......................................................   63
Principal and Selling Shareholders........................................   64
Description of Capital Stock..............................................   65
Shares Eligible for Future Sale...........................................   67
Underwriting..............................................................   68
Legal Matters.............................................................   69
Experts...................................................................   69
Incorporation of Certain
  Documents by Reference..................................................   70
Additional Information....................................................   70
Index to Consolidated Financial Statements................................  F-1


                                3,000,000 SHARES

   [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                CIBC OPPENHEIMER
                               HAMBRECHT & QUIST
                         HOAK BREEDLOVE WESNESKI & CO.
                         THE BUCKINGHAM RESEARCH GROUP,
                                  INCORPORATED


                                 MARCH 20, 1998


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